Execution Version
TRANSACTION AGREEMENT
among
ADVANCED EMISSIONS SOLUTIONS, INC.
a Delaware corporation,
ELBERT HOLDINGS, INC.,
a Delaware corporation,
ELBERT MERGER SUB 1, INC.,
a Delaware corporation, and
ARQ LIMITED
a Jersey limited company
Dated as of August 19, 2022

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3.21	Insurance	35
3.22	Anti-Bribery	35
3.23	Certain Information	35
3.24	Disclaimer of Other Representations or Warranties	35
Section 4	REPRESENTATIONS AND WARRANTIES OF ADES	35
4.1	Due Organization; Subsidiaries	36
4.2	Organizational Documents	36
4.3	Authority; Binding Nature of Agreement	36
4.4	Vote Required	37
4.5	Non-Contravention; Consents	37
4.6	Capitalization	38
4.7	Financial Statements	40
4.8	Absence of Changes	41
4.9	Absence of Undisclosed Liabilities	41
4.10	Title to Assets; Sufficiency	42
4.11	Real Property; Leasehold	42
4.12	Intellectual Property	42
4.13	Agreements, Contracts and Commitments	45
4.14	Compliance; Permits; Restrictions	47
4.15	Customers and Suppliers	48
4.16	Product Warranty; Product Liability	48
4.17	Proceedings; Orders	49
4.18	Tax Matters	49
4.19	Employee and Labor Matters; Benefit Plans	52
4.20	Environmental Matters	54
4.21	Transactions with Affiliates	55
4.22	No Financial Advisors	55
4.23	Opinion of Financial Advisor	55
4.24	Insurance	55
4.25	Anti-Bribery	56
4.26	Valid Issuance	56
4.27	SEC Documents	56
4.28	Disclaimer of Other Representations or Warranties	57
Section 5	CERTAIN COVENANTS OF THE PARTIES	57
5.1	Operation of ADES’ Business	57
5.2	Operation of Arq’s Business	59
5.3	Access and Investigation	61
5.4	ADES Non-Solicitation	62
5.5	Arq Non-Solicitation	65
5.6	Notification of Certain Matters	66
Section 6	ADDITIONAL AGREEMENTS OF THE PARTIES	66
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6.1	Proxy Statement/Prospectus and Form S-4	66
6.2	Arq Consent	67
6.3	ADES Stockholders’ Meeting	67
6.4	Responsibilities of Arq in Respect of the Scheme of Arrangement	67
6.5	Responsibilities of ADES in Respect of the Scheme of Arrangement	70
6.6	Mutual Provisions in Relation to the Scheme of Arrangement and the Meetings	71
6.7	Regulatory Approvals	71
6.8	Indemnification of Officers and Directors	73
6.9	Additional Agreements	74
6.10	Certain Tax Matters.	75
6.11	Disclosure	75
6.12	Listing	76
6.13	Securities Act Exemption	76
6.14	Section 16 Matters	76
6.15	Cooperation	76
6.16	Arq Financial Statements	77
6.17	Takeover Statutes	77
6.18	Stockholder Litigation	77
6.19	Financing Cooperation	77
6.20	Arq Subsidiary Ownership	78
6.21	Arq Entity Formation	78
Section 7	CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY	79
7.1	No Restraints	79
7.2	Listing	79
7.3	Shareholder Approval	79
7.4	Scheme of Arrangement	79
7.5	HSR Approval	79
7.6	Form S-4	79
Section 8	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ADES	79
8.1	Accuracy of Representations	79
8.2	Performance of Covenants	80
8.3	Documents	80
8.4	No Arq Material Adverse Effect	80
8.5	PIPE Investment	80
8.6	Arq Equity Conversions	80
8.7	Debt Financing	80
Section 9	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ARQ	80
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9.1	Accuracy of Representations	80
9.2	Performance of Covenants	81
9.3	Documents	81
9.4	No ADES Material Adverse Effect	81
Section 10	TERMINATION	81
10.1	Termination	81
10.2	Notice of Termination; Effect of Termination	83
10.3	Expenses; Termination Fees	83
Section 11	MISCELLANEOUS PROVISIONS	86
11.1	Amendment	86
11.2	Waiver	86
11.3	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	87
11.4	Applicable Law; Jurisdiction	87
11.5	Waiver of Jury Trial	88
11.6	Assignability	88
11.7	Notices	88
11.8	Cooperation	89
11.9	Severability	90
11.10	Other Remedies; Specific Performance	90
11.11	No Third Party Beneficiaries	90
11.12	No Recourse	90
11.13	Construction	90

Exhibits

Exhibit A	Definitions
Exhibit B	Form of Voting and Lock-Up Agreement
Exhibit C	New ADES Charter
Exhibit D	New ADES Bylaws

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TRANSACTION AGREEMENT
THIS TRANSACTION AGREEMENT (this “Agreement”) is made and entered into as of August 19, 2022, by and among (i) ADVANCED EMISSIONS SOLUTIONS, INC., a Delaware corporation (“ADES”), (ii) ELBERT HOLDINGS, INC., a Delaware corporation (“New ADES”), (iii) ELBERT MERGER SUB 1, INC., a Delaware corporation (“Merger Sub”) and (iv) ARQ LIMITED, a company incorporated under the laws of Jersey (“Arq”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A.In anticipation of the ADES Merger, (a) ADES has formed New ADES and (b) New ADES has formed Merger Sub.
B.Each of ADES, New ADES and Merger Sub desire, following the satisfaction or waiver of the conditions set forth in Section 7, to effect the ADES Merger upon the terms and subject to the conditions set forth in this Agreement whereby Merger Sub shall be merged with and into ADES, with ADES as the surviving entity in such merger and ADES Surviving Corporation being a wholly owned subsidiary of New ADES (the “ADES Merger”).
C.Following the consummation of the ADES Merger, each of Arq, ADES and New ADES intend that New ADES will acquire the entire issued and to be issued share capital of Arq pursuant to the Scheme of Arrangement (the “Arq Share Acquisition”).
D.As consideration for the Arq Share Acquisition, New ADES intends to issue shares common stock of New ADES, par value $0.001 per share (“New ADES Common Stock”) to the holders of the Arq Shares on the terms described herein.
E.The board of directors of ADES (the “ADES Board”) has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of ADES and its stockholders, (ii) approved and declared advisable this Agreement and the transaction contemplated hereby, (iii) directed that the ADES Stockholder Matters (as defined herein) be submitted to a vote at a meeting of the stockholders of ADES, and (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of ADES vote to approve the ADES Stockholder Matters.
F.The board of directors of Arq (the “Arq Board”), has (i) unanimously determined that the Contemplated Transactions and the Scheme of Arrangement are fair to, advisable and in the best interests of Arq and its stockholders, (ii) approved and declared advisable the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Contemplated Transactions and the Scheme of Arrangement, and (iii) resolved to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Arq Shareholders vote to provide the Arq Shareholder Approval (the “Arq Board Recommendation”).

G.Concurrently with the execution of this Agreement, and as a condition and inducement to ADES’ willingness to enter into this Agreement, holders representing three-fourths (75%) or more of the voting rights of the Arq Shareholders have entered into one or more irrevocable voting and lock-up agreements with Arq and ADES in the form attached as Exhibit B hereto pursuant to which, among other matters, such Arq Shareholders have irrevocably agreed to (i) vote all of the Arq Shares which such Arq Shareholders have the right to so vote at the Arq GM and Scheme Meeting in favor of, and to otherwise support, this Agreement and the Contemplated Transactions, including the Scheme of Arrangement, and (ii) certain restrictions with respect to transfers of the New ADES Common Stock held by such holder following the Closing, in each case subject to the terms and conditions therein (the “Voting and Lock-Up Agreement”).
H.Concurrently with the execution of this Agreement, New ADES entered into subscription agreements (the “Subscription Agreements”) with the investors party thereto (the “PIPE Investors”) pursuant to which such PIPE Investors agreed to purchase from New ADES, prior to or substantially concurrently with the Closing, $20,000,000 (the “PIPE Commitment Amount”) of shares of New ADES Common Stock at $4.67 per share (subject to adjustment as set forth therein), in each case on terms and subject to the conditions set forth therein (such investment, the “PIPE Investment”).
I.Concurrently with the execution of this Agreement, ADES and Arq have entered into a debt commitment letter with the Debt Financing Sources relating to the commitment of the Debt Financing Sources to provide $10,000,000 of debt financing to New ADES concurrently with the closing of the transactions contemplated by this Agreement (the “Debt Financing”).
J.For U.S. federal income Tax purposes, (i) the ADES Merger, Arq Share Acquisition and PIPE Investment, taken together, are intended to qualify as a transaction described in Section 351 of the Code, (ii) the Arq Share Acquisition is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) this Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder.
AGREEMENT
ACCORDINGLY, in consideration of good and valuable consideration which the Parties hereto acknowledge, New ADES, ADES, Merger Sub and Arq each severally for itself and not jointly, hereby agree as follows:

SECTION 1
THE TRANSACTIONS
1.1ADES Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the ADES Merger Effective Time: (a) Merger Sub shall be merged with and into ADES, whereupon the separate existence of Merger Sub shall cease and (b) ADES shall be the surviving corporation in the ADES Merger (“ADES Surviving Corporation”) and shall continue its corporate existence under the DGCL as a wholly owned subsidiary of New ADES. The ADES Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the ADES Merger Effective Time, all property, rights, powers, privileges and franchises of ADES and Merger Sub shall vest in ADES Surviving Corporation, and all debts, liabilities and duties of ADES and Merger Sub shall become the debts, liabilities and duties of ADES Surviving Corporation. ADES Surviving Corporation may, at any time after the ADES Merger Effective Time, take any action (including executing and delivering any document) in the name and on behalf of ADES in order to carry out and effectuate the transactions contemplated by this Agreement.
1.2Arq Share Acquisition. At the Scheme of Arrangement Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Laws of the Bailiwick of Jersey, the Companies Law, and the terms of the Scheme of Arrangement: (i) all the Arq Shares then outstanding shall be transferred from the Arq Shareholders to New ADES (or a Subsidiary of ADES designated by New ADES prior to the filing of the Scheme of Arrangement with the Court); and (ii) New ADES shall issue the Arq Transaction Consideration and cause the Arq Transaction Consideration to be delivered to the Arq Shareholders in accordance with Section 2.5 (the “New ADES Scheme Share Issuance”). The Arq Transaction Consideration will be acquired with full title guarantee, free from all Encumbrances (other than those arising under generally applicable securities Laws) and together with all rights at the Scheme of Arrangement Effective Time and thereafter attached thereto, including the right to receive and retain all dividends and other distributions (if any).
1.3Closing. The closing of the Closing Date Transactions (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1801 California Street, Denver, Colorado 80202 on a date to be agreed upon by ADES and Arq that is no later than the third business day following the date on which the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Section 7, Section 8 and Section 9 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) occurs, or at such other place, date and time as ADES and Arq may agree in writing; provided that the Closing may occur remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing, and the Parties shall cooperate in connection therewith. The date on which the Closing actually occurs is referred to as the “Closing Date.” The Closing shall be deemed to have occurred as of 12:01 a.m. New York time on the Closing Date.
1.4Effective Times. On the Closing Date ADES and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL. The ADES Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such time as ADES and Merger Sub shall agree and specify in the Certificate of Merger (such date and time is herein after referred to as the “ADES Merger Effective Time”). The Scheme of Arrangement shall become effective at such time as an act of the Royal Court of Jersey (the “Court”) sanctioning the Scheme of Arrangement (such order, the “Court Order”) has been delivered to the Registrar of Companies in Jersey (such date and time is hereinafter referred to as the “Scheme of Arrangement Effective Time”). The parties to this Agreement shall cause the Scheme of Arrangement Effective Time to occur following the ADES Merger Effective Time.
1.5Organizational and Governing Documents.
(a)Organizational Documents of New ADES. ADES, as the sole stockholder of New ADES, and New ADES, shall take all requisite action to cause the certificate of incorporation (the “New ADES Charter”) and the bylaws (the “New ADES Bylaws”) of New ADES in effect as of and after the ADES Merger Effective Time (until thereafter amended as provided therein or by applicable Law) to be in the forms attached to this Agreement as Exhibit C and Exhibit D, respectively, except for such changes approved by ADES and Arq (such approval not to be unreasonably withheld, conditioned or delayed). The name of New ADES immediately after the ADES Merger Effective Time shall be “Advanced Emissions Solutions, Inc.”, or such other name as may be mutually agreed upon by ADES and Arq prior to the ADES Merger Effective Time.
(b)ADES Surviving Corporation. At the ADES Merger Effective Time, by virtue of the ADES Merger, the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the ADES Merger Effective Time shall be the certificate of incorporation and bylaws of ADES Surviving Corporation as of and after the ADES Merger Effective Time (until thereafter amended as provided therein or by applicable Law), except for such changes approved by ADES and Arq (such approval not to be unreasonably withheld, conditioned or delayed). The name of ADES Surviving Corporation immediately after the ADES Merger Effective Time shall be “Advanced Emissions Solutions Holdings, Inc.”
1.6Directors and Officers.
(a)New ADES. Prior to the ADES Merger Effective Time, ADES, as the sole stockholder of New ADES, and New ADES shall take all action necessary to elect seven persons as directors of New ADES effective as of the ADES Merger Effective Time (three of whom shall be designated by ADES, three of whom shall be designated by Arq (one of whom shall be the chairman), and one of whom shall be designated mutually by ADES and Arq prior to the ADES Merger Effective Time), with each such person to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. ADES and Arq shall appoint such director designees so as to cause the board of directors of ADES to satisfy all applicable requirements of the Nasdaq. Except as otherwise determined by Arq and ADES prior to the ADES Merger Effective Time, the officers of New ADES immediately prior to the ADES Merger Effective Time shall continue to hold the same offices of New ADES effective as of the ADES Merger Effective Time, each such person to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.
(b)ADES Surviving Corporation. The directors of Merger Sub immediately prior to the ADES Merger Effective Time shall be the directors of ADES

Surviving Corporation until the Closing Date, at which time they shall be those persons determined in accordance with Section 2.8(a)(iii) hereunder until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The officers of Merger Sub immediately following the ADES Merger Effective Time shall be those persons determined in accordance with Section 2.8(a)(iii) hereunder until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.
(c)Arq. The directors and officers of Arq immediately after the Scheme of Arrangement Effective Time shall be those persons determined in accordance with Section 2.8(a)(iii).
SECTION 2
EFFECT OF THE ADES MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; TRANSFER OF ARQ SHARES; ISSUANCE OF NEW ADES SHARES
2.1ADES Merger Effect on Capital Stock. At the ADES Merger Effective Time, by virtue of the ADES Merger and without any action on the part of any party or the holders of any securities of ADES or Merger Sub:
(a)ADES Merger Consideration. The consideration into which outstanding shares of ADES Common Stock will be converted in the ADES Merger shall be determined as follows.
(i)Each share of ADES Common Stock issued and outstanding immediately prior to the ADES Merger Effective Time (including, for the avoidance of doubt, any ADES restricted stock, but not including the ADES Cancelled Shares) shall be converted, in accordance with the procedures set forth in this Agreement into the right to receive, without interest:
(A)for each share of ADES Common Stock with respect to which an election to receive cash and New ADES Common Stock (an “ADES Combination Election”) has been effectively made and not revoked pursuant to Section 2.2(e) (collectively, the “ADES Combination Election Shares”), 1.11 shares of New ADES Common Stock and an amount of cash equal to $0.52 (the “ADES Combination Consideration”);
(B)for each share of ADES Common Stock with respect to which an election to receive solely New ADES Common Stock (an “ADES Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.2(e) (collectively, the “ADES Stock Election Shares”), 1.22 shares (the “ADES All Stock Conversion Factor”) of New ADES Common Stock (the “ADES Stock Consideration”, and together with the ADES Combination Consideration, the “ADES Merger Consideration”);
(C)for each share of ADES Common Stock other than shares as to which an ADES Combination Election or an ADES Stock Election has been effectively made and not revoked pursuant to Section 2.2(e) (each an “ADES Non-Election Share”), the ADES Stock Consideration.

(b)Adjustments to the ADES Merger Consideration. If, between the date of this Agreement and the ADES Merger Effective Time, the outstanding shares of ADES Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock dividend shall be declared with a record date within such period, or any similar event shall have occurred, then the ADES Combination Consideration and ADES Stock Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(b) shall be construed to permit Arq or ADES to take any action with respect to its securities that is prohibited by Section 5.1 or Section 5.2 or the other terms of this Agreement.
(c)Cancellation of Certain Shares. Each share of ADES common stock held in the ADES treasury and each share of ADES common stock, if any, owned directly by New ADES or Merger Sub (collectively, the “ADES Cancelled Shares”), immediately prior to the ADES Merger Effective Time shall be cancelled and extinguished without any conversion thereof.
(d)Merger Sub Common Stock. Each share of common stock of Merger Sub issued and outstanding immediately prior to the ADES Merger Effective Time shall continue as one share of common stock of ADES Surviving Corporation, which shall constitute the only outstanding shares of common stock of ADES Surviving Corporation.
(e)ADES Equity Awards. At the ADES Merger Effective Time, (i) each award made or otherwise denominated in shares of ADES Common Stock (each, an “ADES Equity Award”) that is outstanding immediately prior to the ADES Merger Effective Time under the ADES Benefit Plans shall be, without any action on the part of the holder thereof or any other Person, assumed by New ADES. Each ADES Equity Award so assumed and converted under this Agreement shall continue to have, and be subject to, the same terms and conditions of such options immediately prior to the ADES Merger Effective Time (including, without limitation, any vesting provisions and provisions regarding the acceleration of vesting), except that each ADES Equity Award shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole shares of New ADES Common Stock (rounded down to the nearest whole share) equal to the product of: (A) the number of shares of ADES Common Stock subject to such ADES Equity Award; and (B) the ADES All Stock Conversion Factor, at an exercise price per share of ADES Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the exercise price per share of ADES Common Stock of such ADES Equity Award by (2) the ADES All Stock Conversion Factor; provided, that the exercise price and the number of shares of ADES Common Stock subject to the ADES Equity Award shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of ADES Equity Awards that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424(a) of the Code. New ADES shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of New ADES Common Stock for delivery upon exercise of all ADES Equity Awards on the terms set forth in this Section 2.1(e).
2. 2Election Procedures. Each holder of record of shares of ADES Common Stock to be converted into the right to receive ADES Merger Consideration in accordance with, and subject to, this Section 2 (an “ADES Holder”) shall have the right, subject to the limitations set forth in this Section 2, to submit an election in accordance with the following procedures:
(a)Each ADES Holder may specify in a request made in accordance with the provisions of this Section 2.2 (herein called an “ADES Election”) (i) the number of shares of ADES Common Stock owned by such ADES Holder with respect to which such ADES Holder desires to make an ADES Stock Election and (ii) the number of shares of ADES Common Stock owned by such ADES Holder with respect to which such ADES Holder desires to make an ADES Combination Election. Holders of record of ADES Common Stock who hold such ADES Common Stock as nominees, trustees or in other representative capacities may submit a separate ADES Form of Election on or before the ADES Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such ADES Common Stock.
(b)Prior to the mailing of the Proxy Statement/Prospectus, ADES shall engage a nationally recognized financial institution reasonably acceptable to Arq to act as exchange agent (“Exchange Agent”) for the purpose of receiving elections and exchanging, in accordance with this Section 2.2, ADES Common Stock for ADES Merger Consideration.
(c)ADES shall prepare a form of election, including appropriate and customary transmittal materials (the “ADES Form of Election”), so as to permit ADES Holders to exercise their right to make an ADES Election, and (i) shall direct the Exchange Agent to mail the ADES Form of Election with the Proxy Statement/Prospectus to the record holders of ADES Common Stock as of the record date for the ADES Stockholders Meeting and (ii) following such mailing date, shall use reasonable best efforts to make available as promptly as practicable an ADES Form of Election to any stockholder who requests such ADES Form of Election prior to the ADES Election Deadline, which ADES Form of Election shall be used by each record holder of shares of ADES Common Stock who wishes to make an ADES Election. The time period between such mailing date and the ADES Election Deadline is referred to herein as the “ADES Election Period”.
(d)Any ADES Election shall have been made properly only if the Exchange Agent shall have received, during the ADES Election Period, an ADES Form of Election properly completed and signed (including duly executed transmittal materials included in the ADES Form of Election) and accompanied by a certificate or certificates representing outstanding shares of ADES Common Stock (the “ADES Certificates”) (or, in lieu of such ADES Certificates, affidavits and agreements of indemnification regarding the loss of such ADES Certificates) to which such ADES Form of Election relates, by an appropriate customary guarantee of delivery of such ADES Certificates, as set forth in such ADES Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States (provided that such ADES Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery) or by, in the case of holders of uncertificated shares of ADES Common Stock (the “ADES Uncertificated Shares”), any additional documents specified in the procedures set forth in the ADES Form of Election. As used herein, unless otherwise agreed in advance by the Parties, “ADES Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the Parties shall agree is as near as practicable to six Business Days preceding the Closing Date. ADES shall issue a press release announcing the date of the ADES Election Deadline not more than 15 Business Days before, and at least five Business Days prior to, the ADES Election Deadline.
(e)Any ADES Holder may, at any time prior to the ADES Election Deadline, change or revoke such ADES Holder’s ADES Election by written notice received by the Exchange Agent prior to the ADES Election Deadline accompanied by a properly completed and signed revised ADES Form of Election or by withdrawal prior to the ADES Election Deadline of such ADES Holder’s ADES Certificates, or by guarantee of delivery of such ADES Certificates, or any documents in respect of ADES Uncertificated Shares, previously deposited with the Exchange Agent. After an ADES Election is validly made with respect to any shares of ADES Common Stock, such ADES Election must be revoked prior to any subsequent transfer of the shares of ADES Common Stock as to which such ADES Election relates. Notwithstanding anything to the contrary in this Agreement, all ADES Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from ADES that this Agreement has been terminated in accordance with Section 10. The Exchange Agent shall have reasonable discretion to determine if any ADES Election is not properly made with respect to any shares of ADES Common Stock (none of the Parties or the Exchange Agent being under any duty to notify any stockholder of any such defect). In the event the Exchange Agent makes such a determination, such ADES Election shall be deemed to be not in effect, and the shares of ADES Common Stock covered by such ADES Election shall, for purposes hereof, be deemed to be ADES Non-Election Shares, unless a proper ADES Election is thereafter timely made with respect to such shares.
(f)Subject to the terms of this Agreement and the ADES Form of Election, ADES, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the validity of the ADES Forms of Election and compliance by any ADES Holder with the ADES Election procedures set forth herein.
2. 3Exchange of ADES Shares and Certificates.
(a)At or prior to the ADES Merger Effective Time, ADES shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of ADES Common Stock immediately prior to the ADES Merger Effective Time, an amount in cash sufficient to pay the cash portion of the ADES Combination Consideration (such cash, the “ADES Exchange Fund”). If for any reason (including losses) the ADES Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the

Exchange Agent hereunder with respect to the ADES Combination Consideration, ADES will promptly deposit cash with the Exchange Agent in an amount which is equal to the deficiency required to fully satisfy such payment obligations.
(b)Exchange Procedures. Promptly after the ADES Merger Effective Time, New ADES shall instruct the Exchange Agent to mail or deliver, as applicable, to each holder of record of (i) an ADES Certificate or (ii) an ADES Uncertificated Share, in each case, which at the ADES Merger Effective Time were converted into the right to receive the ADES Merger Consideration pursuant to Section 2.1 (other than those holders who have properly completed and submitted, and have not revoked, an ADES Form of Election pursuant to Section 2.2), (A) a letter of transmittal (which, in the case of ADES Certificates, shall specify that delivery shall be effected, and risk of loss and title to the ADES Certificates shall pass, only upon delivery of the ADES Certificates to the Exchange Agent and shall be in such form and have such other provisions as New ADES may reasonable agree) and (B) instructions for use in effecting the surrender of the ADES Certificates or ADES Uncertificated Shares in exchange for that number of whole shares of New ADES Common Stock and/or ADES Combination Consideration that the holder thereof has the right to receive pursuant to this Section 2, as well as any dividends or distributions to be paid pursuant to Section 2.3(c). Upon (1) surrender of ADES Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by New ADES, together with such ADES Form of Election or letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (2) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of ADES Uncertificated Shares, and such other documents as may reasonably be required by the Exchange Agent, the holder of such ADES Certificates or ADES Uncertificated Shares shall be entitled to receive in exchange therefor (i) that whole number of shares of New ADES Common Stock (in book-entry shares, unless the holder of such ADES Certificate expressly requests in writing that such shares be delivered in certificated form) that such holder has the right to receive pursuant to this Section 2, (ii) the cash portion of any ADES Combination Consideration that such holder has the right to receive pursuant to this Section 2, and (iii) any dividends or distributions that such holder has the right to receive pursuant to Section 2.3(c), and any ADES Certificates so surrendered shall forthwith be cancelled. If any portion of the ADES Merger Consideration is to be registered or paid to a Person other than the Person in whose name the surrendered ADES Certificate or the transferred ADES Uncertificated Share is registered, it shall be a condition to the registration of such shares or such payment, as applicable, that (I) either such ADES Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such ADES Uncertificated Share shall be properly transferred and (II) the Person requesting such registration or payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such registration or payment to a Person other than the registered holder of such ADES Certificate or ADES Uncertificated Share or establish to the satisfaction of New ADES that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.3(b), each ADES Certificate or ADES Uncertificated Share shall be deemed at any time after the ADES Merger Effective Time to represent only the right to receive upon such surrender that whole number of shares of New ADES Common Stock and/or the cash portion of the ADES Combination Consideration that such holder has the right to receive pursuant to this Section 2, and any cash in respect of dividends or distributions as contemplated by this Section 2.3(c). No interest shall be paid or will accrue on any consideration payable to holders of ADES Certificates or ADES Uncertificated Shares pursuant to the provisions of this Section 2.
(c)Distributions with Respect to Unexchanged Shares of ADES Common Stock. No dividends or other distributions declared with respect to New ADES Common Stock shall be paid to the holder of any unsurrendered ADES Certificate or ADES Uncertificated Share until the holder thereof shall surrender such ADES Certificate or ADES Uncertificated Share in accordance with this Section 2. After the surrender of ADES Certificate or ADES Uncertificated Shares in accordance with this Section 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the ADES Stock Consideration or ADES Combination Consideration or which the shares of ADES Common Stock represented by such ADES Certificate or ADES Uncertificated Share have been converted into the right to receive.
(d)No Further Ownership Rights in ADES Common Stock. All ADES Merger Consideration issued and paid upon the surrender for exchange of ADES Certificates or ADES Uncertificated Shares in accordance with the terms of this Section 2 shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of ADES Common Stock previously represented by such ADES Certificates or ADES Uncertificated Shares. At the ADES Merger Effective Time, the stock transfer books of ADES shall be closed and there shall be no further registration of transfers on the stock transfer books of ADES Surviving Corporation of the shares of ADES Common Stock (excluding, for the avoidance of doubt, the common stock of ADES Surviving Corporation) which were outstanding immediately prior to the ADES Merger Effective Time. If, after the ADES Merger Effective Time, ADES Certificates or ADES Uncertificated Shares are presented to New ADES or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Section 2.
(e)Fractional Shares. No certificates or scrip representing fractional interests in shares of New ADES Common Stock or book-entry credit of the same will be issued upon the surrender for exchange of shares of ADES Common Stock, but in lieu thereof each holder of ADES Common Stock who would otherwise be entitled to a fraction of an interest in a share of New ADES Common Stock upon surrender for exchange of ADES Common Stock (after aggregating all fractional shares of New ADES Common Stock to be received by such holder) shall receive from the Exchange Agent, in accordance with the provisions of this Section 2.3(e), an amount of cash (rounded up to the nearest whole cent), without interest, representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of shares of New ADES Common Stock which would otherwise be issued (“ADES Excess Shares”). As soon as practicable after the ADES Merger Effective Time, the Exchange Agent, as agent for the holders of ADES Common Stock that would otherwise receive fractional shares of New ADES Common Stock, shall sell the ADES Excess Shares at then-prevailing prices on the Nasdaq in the manner provided in this Section 2.3(e), which sales shall be executed in round lots to the extent practicable. Until the share proceeds of such sales have been distributed to the holders of shares of ADES Common Stock, or the ADES Exchange Fund is terminated, the Exchange Agent shall hold such share proceeds in trust for the benefit of the holders of shares of ADES Common Stock (the “ADES Fractional Share Trust”). All commissions, transfer Taxes and other out-of-pocket transaction costs incurred in connection with such sale or sales of the ADES Excess Shares shall be deducted from the ADES Fractional Share Trust. The Exchange Agent shall determine the portion of the ADES Fractional Share Trust to which each holder of shares of ADES Common Stock shall be entitled, if any, by multiplying the amount of the aggregate share proceeds comprising the ADES Fractional Share Trust by a fraction, the numerator of which is the amount of the fractional share interests to which such holder of shares of ADES Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of ADES Common Stock would otherwise be entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to each holder of ADES Common Stock with respect to any fractional share interests, and, in the case of a holder of ADES Certificates, following compliance by such holder with the exchange procedures set forth in Section 2.3(b) and in the letter of transmittal, the Exchange Agent shall make available such amounts to such holders, without interest. No dividend or distribution with respect to shares of New ADES Common Stock shall be payable on or with respect to any fractional interests and such fractional interests shall not entitle the owner thereof to any rights of a member of ADES Surviving Corporation.
(f)Any portion of the ADES Exchange Fund and ADES Fractional Share Trust that remains unclaimed by former stockholders of ADES entitled thereto 180 days after the ADES Merger Effective Time shall be returned to New ADES and such former stockholders shall thereafter look only to New ADES for payment of the ADES Merger Consideration, without any interest thereon. Any such portion of the ADES Exchange Fund and ADES Fractional Share Trust remaining unclaimed by such former stockholders five years after the ADES Merger Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by Law, become the property of New ADES free and clear of any claims or interest of any Person previously entitled thereto.
(g)Lost, Stolen or Destroyed ADES Certificates. In the event any ADES Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed ADES Certificates, upon the making of an affidavit of that fact by the holder thereof, such portion of the ADES Merger Consideration (less any applicable withholding Taxes as provided herein) as may be required pursuant to Section 2.1(a); provided, however, that New ADES may, in its discretion and as a condition precedent to the issuance and payment of such portion of the ADES Merger Consideration, require the owner of such lost, stolen or destroyed ADES Certificates to deliver an agreement of indemnification in form reasonably satisfactory to New ADES against any claim that may be made against new ADES, ADES Surviving Corporation or the Exchange Agent in respect of the ADES Certificates alleged to have been lost, stolen or destroyed.

(h)No Liability. Neither New ADES nor the Exchange Agent shall be liable to any former holder of shares of ADES Common Stock for the ADES Merger Consideration from the ADES Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or other applicable Law.
2. 4Transfer of Arq Shares. At the Scheme of Arrangement Effective Time, all Arq Shares then outstanding shall be transferred from the Arq Shareholders to New ADES in accordance with the provisions of the Scheme of Arrangement, Section 1.2, this Section 2.4 and Section 2.5, and the Arq Shareholders shall cease to have any rights with respect to the Arq Shares, except their rights under the Scheme of Arrangement, including the right to receive the portion of the Arq Transaction Consideration to which they are entitled hereunder. At the Scheme of Arrangement Effective Time, or as promptly as reasonably practicable thereafter, Arq’s register of members will be updated in accordance with the provisions of the Scheme of Arrangement to reflect the transfer of the Arq Shares to New ADES under the Scheme of Arrangement.
2. 5Arq Transaction Consideration; Issuance of New ADES Common Stock.
(a)Arq Transaction Consideration. Subject to and in consideration for the transfer of the Arq Shares pursuant to Section 2.4, on the Closing Date, New ADES shall, under the Scheme of Arrangement and subject to the terms and conditions thereof and subject to Section 2.5(b) and Section 2.6, issue to the relevant Arq Shareholder a whole number of shares of New ADES Common Stock equal the aggregate number of Arq Shares held by such Arq Shareholder at the Scheme of Arrangement Effective Time multiplied by the Arq Exchange Ratio.
(b)Share Adjustments. If, between the date of this Agreement and the Scheme of Arrangement Effective Time, the outstanding shares of ADES Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock dividend shall be declared with a record date within such period, or any similar event shall have occurred, then the Arq Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.5(b) shall be construed to permit Arq or ADES to take any action with respect to its securities that is prohibited by Section 5.1 or Section 5.2 or the other terms of this Agreement.
(c)Exchange and Payment Procedures.
(i)On the Closing Date, ADES shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of Arq Shareholders, certificates or, at ADES’ option, evidence of shares in book-entry form, representing the aggregate Arq Transaction Consideration. All shares deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Arq Exchange Fund”.
(ii)As promptly as reasonably practicable after the Scheme of Arrangement Effective Time, and in any event within three business days after the Scheme of

Arrangement Effective Time, New ADES shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Scheme of Arrangement Effective Time represented outstanding Arq Shares (the “Arq Certificates”) or non-certificated Arq Shares represented by book-entry (the “Arq Book-Entry Shares”) that is entitled to receive a portion of the Arq Transaction Consideration pursuant to Section 2.5(a) (i) a letter of transmittal, which shall specify, in the case of certificated Arq Shares, that delivery shall be effected, and risk of loss and title to the Arq Certificates shall pass, only upon delivery of the Arq Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as New ADES and Exchange Agent may reasonably specify and (ii) instructions for effecting the surrender of the Arq Certificates (or affidavits of loss in lieu thereof) or Arq Book-Entry Shares in exchange for payment of the Arq Transaction Consideration. Upon surrender of an Arq Certificate (or an affidavit of loss in lieu thereof) or Arq Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Arq or New ADES, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Arq Certificate or Arq Book-Entry Share shall be entitled to receive in exchange therefor the Arq Exchange Ratio pursuant to the provisions of this Section 2 for each Arq Share formerly represented by such Arq Certificate or Arq Book-Entry Share, to be delivered within ten business days following the later to occur of (x) the Scheme of Arrangement Effective Time or (y) the Exchange Agent’s receipt of such Arq Certificate (or affidavit of loss in lieu thereof) or Arq Book-Entry Share, and the Arq Certificate (or affidavit of loss in lieu thereof) or Arq Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Arq Certificates (or affidavits of loss in lieu thereof) or Arq Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Arq Transaction Consideration is to be made to a person other than the person in whose name the surrendered Arq Certificate is registered, it shall be a condition precedent to payment that (A) the Arq Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Arq Transaction Consideration to a person other than the registered holder of the Arq Certificate surrendered or shall have established to the satisfaction of New ADES that such Tax either has been paid or is not required to be paid. Payment of the Arq Transaction Consideration with respect to Arq Book-Entry Shares shall only be made to the person in whose name such Arq Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.5, each Arq Certificate and Arq Book-Entry Share shall be deemed at any time after the Scheme of Arrangement Effective Time to represent only the right to receive the applicable Arq Transaction Consideration as contemplated by this Section 2, without interest thereon. Any portion of the Arq Exchange Fund which has not been transferred to the holders of Arq Shares within twelve months of the Scheme of Arrangement Effective Time shall be delivered to New ADES or its designee(s) promptly upon request by New ADES, it being understood that no such delivery shall affect any legal right that a Arq Shareholder may have to receive the Arq Transaction Consideration. None of New ADES, Arq or the Exchange Agent or any of their respective affiliates or agents shall be liable to any person in respect of any Arq Transaction Consideration (or dividends or distributions with respect thereto) from the Arq Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(iii)The Parties’ obligations in relation to the issuance of the New ADES Common Stock will be as set out more specifically in the Scheme of Arrangement.
(iv)At the Scheme of Arrangement Effective Time, the stock transfer books of Arq shall be closed and thereafter there shall be no further registration of transfers of Arq Shares on the records of Arq. From and after the Scheme of Arrangement Effective Time, the holders of Arq Certificates or Arq Book-Entry Shares outstanding immediately prior to the Scheme of Arrangement Effective Time shall cease to have any rights with respect to the Arq Shares formerly represented thereby except as otherwise provided for herein or by applicable Law. If, after the Scheme of Arrangement Effective Time, Arq Certificates or Arq Book-Entry Shares are presented to New ADES for any reason, they shall be cancelled and exchanged as provided in this Agreement.
(v)In the event that any Arq Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Arq Certificates, upon the making of an affidavit of that fact by the holder thereof (such affidavit to be in a form reasonably satisfactory to New ADES and the Exchange Agent), the Arq Transaction Consideration payable in respect thereof pursuant to Section 2.5(a) hereof, provided, however, that New ADES may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Arq Certificate to deliver a bond in such reasonable and customary amount as New ADES may direct as indemnity against any claim that may be made against New ADES and its Subsidiaries or the Exchange Agent with respect to the Arq Certificate alleged to have been lost, stolen or destroyed.
2. 6No Fractional Shares.
(a)No fractional shares of New ADES Common Stock shall be issued to holders of Arq Shares in connection with the Scheme of Arrangement and no certificates for any such fractional shares shall be issued.
(b)Each holder of Arq Shares who would otherwise be entitled to a fraction of an interest in a share of New ADES Common Stock upon surrender for exchange of Arq Shares (after aggregating all fractional shares of New ADES Common Stock to be received by such holder) shall receive from the Exchange Agent, in accordance with the provisions of this Section 2.6(b), an amount of cash (rounded up to the nearest whole cent), without interest, representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of shares of New ADES Common Stock which would otherwise be issued (“Arq Excess Shares”). As soon as practicable after the Scheme of Arrangement Effective Time, the Exchange Agent, as agent for the holders of Arq Shares that would otherwise receive fractional shares of New ADES Common Stock, shall sell the Arq Excess Shares at then-prevailing prices on the Nasdaq in the manner provided in this Section 2.6(b), which sales shall be executed in round lots to the extent practicable. Until the share proceeds of such sales have been distributed to the holders of shares of Arq Shares, or the Arq Exchange Fund is terminated, the Exchange Agent shall hold such share proceeds in trust for the benefit of the holders of shares of Arq Shares (the “Arq Fractional Share Trust”). All commissions, transfer Taxes and other out-of-pocket transaction costs incurred in connection with such sale or sales of the Arq Excess Shares shall be deducted from the Arq Fractional Share

Trust. The Exchange Agent shall determine the portion of the Arq Fractional Share Trust to which each holder of shares of Arq Shares shall be entitled, if any, by multiplying the amount of the aggregate share proceeds comprising the Arq Fractional Share Trust by a fraction, the numerator of which is the amount of the fractional share interests to which such holder of shares of Arq Shares would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Arq Shares would otherwise be entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to each holder of Arq Shares with respect to any fractional share interests, and, in the case of a holder of Arq Certificates, following compliance by such holder with the exchange procedures set forth in Section 2.5(c) and in the letter of transmittal, the Exchange Agent shall make available such amounts to such holders, without interest. No dividend or distribution with respect to shares of New ADES Common Stock shall be payable on or with respect to any fractional interests.
(c)Any portion of the Arq Exchange Fund and Arq Fractional Share Trust that remains unclaimed by former stockholders of Arq entitled thereto 180 days after the Scheme of Arrangement Effective Time shall be returned to New ADES and such former stockholders shall thereafter look only to New ADES for payment of the Arq Transaction Consideration, without any interest thereon. Any such portion of the Arq Exchange Fund and Arq Fractional Share Trust remaining unclaimed by such former stockholders five years after the Scheme of Arrangement Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by Law, become the property of New ADES free and clear of any claims or interest of any Person previously entitled thereto.
2. 7Withholding Rights. New ADES, ADES Surviving Corporation, Merger Sub, Arq, any of their respective Affiliates, and any other person shall be entitled to deduct and withhold from any consideration or other amount otherwise payable pursuant to this Agreement or the Scheme of Arrangement such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the applicable Law. To the extent that amounts are so deducted and withheld and duly and timely remitted to the applicable Governmental Body, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made. New ADES, ADES Surviving Corporation, Merger Sub, Arq, or any of their respective Affiliates, if applicable, shall provide reasonable advance notice of any intention to deduct or withhold any portion of any such consideration or other amounts and shall use commercially reasonable effort to cooperate with the other parties hereto in good faith to reduce or eliminate such deduction or withholding that would otherwise be required to the extent permitted by applicable Law.
2. 8Arq and ADES Actions Prior to and at Closing.
(a)On or prior to the Closing Date, Arq shall procure that a meeting of the Board of Directors of Arq (or a duly authorized committee thereof) is held at which resolutions are passed (conditional upon the delivery of the Court Order to the Registrar of Companies in Jersey and effective as of the Scheme of Arrangement Effective Time) approving:

(i)the transfer to New ADES of the Arq Shares provided to be transferred under the Scheme of Arrangement and the registration as a member of such person(s) in accordance with the Scheme of Arrangement in respect of such Arq Shares;
(ii)the removal or resignation of the directors of Arq; and
(iii)the appointment of such persons as ADES and Arq shall determine (acting reasonably) as the directors and officers of ADES Surviving Corporation and Arq, as the case may be.
(b)On the Closing Date, Arq shall:
(i)deliver the Court Order to the Registrar of Companies in Jersey with a copy to New ADES;
(ii)deliver to New ADES a certified copy of the resolutions referred to in Section 2.8(a);
(iii)deliver to New ADES a letter of resignation (or evidence of removal) from each director who resigns (or is removed) in accordance with Section 2.8(a)(ii); and
(iv)deliver to New ADES all Arq Certificates received by Arq in respect of the Arq Shares (if any) transferred to New ADES in accordance with the Scheme of Arrangement; provided that to the extent any such Arq Certificates are received after the Closing Date, delivery to New ADES shall be made as promptly as reasonably practicable thereafter.
(c)On the Closing Date, New ADES shall deliver to Arq a certified copy of the ADES Board Resolutions.
2. 9Further Assurances. If at any time before or after the Scheme of Arrangement Effective Time, ADES or Arq reasonably believes that any further instruments, deeds, documents, conveyances, assignments or assurances (including any consents, notices or permits) are reasonably necessary or desirable to consummate the Contemplated Transactions or to carry out the purposes and intent of this Agreement at or after the Scheme of Arrangement Effective Time, then ADES and Arq and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
SECTION 3
REPRESENTATIONS AND WARRANTIES REGARDING ARQ
Except as set forth in the disclosure schedule delivered by Arq to ADES (the “Arq Disclosure Schedule”) and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein, Arq represents and warrants to ADES as follows:
3.1Due Organization; Subsidiaries.

(a)Arq is a company incorporated under the laws of Jersey, is validly existing and in good standing under the Laws of Jersey and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization. Each of Arq and its Subsidiaries has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound. There is no pending or, to the Knowledge of Arq, threatened in writing proceeding for the dissolution, liquidation or insolvency of Arq.
(b)Arq and each of its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Arq Material Adverse Effect.
(c)Section 3.1(c) of the Arq Disclosure Schedule sets forth a complete and accurate list of (i) each Subsidiary of Arq and (ii) each equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Entity owned directly or indirectly by Arq. Other than as set forth in Section 3.1(c) of the Arq Disclosure Schedule, neither Arq nor any of its Subsidiaries is a party to, member of or participant in any partnership, joint venture or similar business entity or hold any equity or economic interest in any Person other than those Persons set forth in Section 3.1(c) of the Arq Disclosure Schedule. Neither Arq nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Arq nor any of its Subsidiaries has, in the past five (5) years, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2Organizational Documents. Arq has made available to ADES true and complete copies of the Organizational Documents of Arq and each of its Subsidiaries in effect as of the date of this Agreement. Neither Arq nor any of its Subsidiaries is in material breach or violation of their respective Organizational Documents.
3.3Authority; Binding Nature of Agreement.
(a)Arq has all requisite power and authority to enter into this Agreement and, subject to receipt of the Arq Shareholder Approval, to consummate the Contemplated Transactions (including the Arq Share Acquisition and the Scheme of Arrangement). The Arq Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Arq and its shareholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that Arq’s shareholders vote to provide the Arq Shareholder Approval.

(b)This Agreement has been duly executed and delivered by Arq and, assuming the due authorization, execution and delivery by ADES, constitutes the legal, valid and binding obligation of Arq, enforceable against Arq in accordance with its terms, subject to the Enforceability Exceptions.
3.4Non-Contravention; Consents.
Neither (x) the execution, delivery or performance of this Agreement by Arq, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly:
(a)contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Arq or any of its Subsidiaries;
(b)contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law to which Arq, any of its Subsidiaries, or any of their respective assets is subject, except as would not reasonably be expected to be material to Arq or any of its Subsidiaries or the business of Arq and its Subsidiaries as currently conducted (the “Arq Business”);
(c)contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Arq or any of its Subsidiaries, except as would not reasonably be expected to be material to Arq or any of its Subsidiaries or the Arq Business;
(d)contravene, conflict with or result in a violation or breach of, or result in a default under (with or without notice or lapse of time), any provision of any Arq Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Arq Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Arq Material Contract; (iii) accelerate the maturity or performance of any Arq Material Contract; or (iv) cancel, terminate or modify any term of any Arq Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(e)result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Arq or any of its Subsidiaries (except for Permitted Encumbrances);
(f)except in the case of each of clauses (b) through (e), for any such conflicts, breaches, violations, defaults, losses, terminations, accelerations, liens rights or other occurrences that have not had, and would not individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect.
Except for (i) the filings and notices set forth on Section 3.4 of the Arq Disclosure Schedule, (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, and (iii) the receipt of the Arq Shareholder Approval and the Court Order, (iv) filings required under the Hart-Scott-Rodino

Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (v) such filings as necessary to comply with the applicable requirements of the NASDAQ Global Market, neither Arq nor any of its Subsidiaries is, nor will they be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (y) the execution, delivery or performance of this Agreement, or (z) the consummation of the Contemplated Transactions which, if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Arq to consummate the Contemplated Transactions.
3.5Capitalization.
(a)As of the date hereof Arq is authorized by its Organizational Documents to issue up to 200,000,000 shares of its Ordinary shares, par value $0.10 per share (the “Arq $0.10 Ordinary Shares”), 6,000,000 shares of its Ordinary shares, par value $0.001 per share (the “Arq $0.001 Ordinary Shares” and, together with the Arq $0.10 Ordinary Shares, the “Arq Ordinary Shares”), 150,000,000 of its Series B Preferred Shares, par value $0.10 per share (the “Arq Series B Preferred Shares”), and 350,000,000 of its Series C Preferred Shares, par value $0.01 per share (the “Arq Series C Preferred Shares”, and, together with the Arq Series B Preferred Shares, the “Arq Preferred Shares”). There are 75,314,285.9 Arq $0.10 Ordinary Shares issued and outstanding, 3,140,077.2 Arq $0.001 Ordinary Shares issued and outstanding, 78,730,729.8 Arq Series B Preferred Shares issued and outstanding and no Arq Series C Preferred Shares issued and outstanding as of the date hereof.
(b)Section 3.5(b) of the of the Arq Disclosure Schedule contains a correct and complete list of outstanding options (“Arq Options”) and warrants (“Arq Warrants”), including (A) the name of the holder or other identifiable identifier, (B) the date of grant or issuance, (C) the vesting criteria, and (D) the number of Arq Shares underlying such Arq Options or Arq Warrants and (E) the strike price of such Arq Option or Arq Warrant, in each case as of the date hereof.
(c)Other than as described in Section 3.5(a) and Section 3.5(b), Arq does not have any issued or outstanding securities as of the date hereof.
(d)As of immediately prior to the Scheme of Arrangement Effective Time, Arq shall be authorized by its Organizational Documents to issue 800,000,000 Ordinary Shares of US $0.10 par value each, 6,000,000 Ordinary Shares of US $0.001 par value each, 150,000,000 Series B Preferred Shares of US $0.10 par value each; and 350,000,000 Series C Preferred Shares of US $0.01 par value each. As of immediately prior to the Scheme of Arrangement Effective Time, there will be 433,130,548.00 Arq Ordinary Shares issued and outstanding, no Series B Preferred Shares issued and outstanding, no Series C Preferred Shares issued and outstanding and no Arq Options or Arq Warrants outstanding.
(e)Except as set forth on Section 3.5(b) of the Arq Disclosure Schedule, Arq does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person.

(f)All of the issued shares of Arq have been validly issued and are fully paid, non-assessable and free of any preemptive rights. Other than as set forth on Section 3.5(b) of the of the Arq Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Arq or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into exchangeable for any shares of the capital stock or other securities of Arq or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Arq. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Arq or any of its Subsidiaries. Except as set forth on Section 3.5(f) of the Arq Disclosure Schedule, there are no voting trusts, proxies or other contracts or understandings with respect to the voting or transfer of any of the shares of Arq. None of the outstanding shares of Arq were issued in violation of any applicable Law.
(g)Each of the outstanding shares of capital stock or membership interests of each of Arq’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by Arq or another wholly-owned Subsidiary of Arq and are owned free and clear of all Encumbrances of any nature whatsoever. Section 3.5(g) of the Arq Disclosure Schedule sets forth a true and complete list of each Subsidiary of Arq and its jurisdiction of incorporation or organization. Except as set forth Section 3.5(g) of the Arq Disclosure Schedule, there are no outstanding or authorized (i) securities of any Subsidiaries of Arq convertible into or exchangeable for shares of capital stock or voting securities of such Subsidiary or (ii) options or other rights to acquire from any Subsidiary of Arq, and no obligation of any Subsidiary of Arq to issue, any capital stock, voting or non-voting securities or securities convertible into or exchangeable for capital stock or voting or non-voting securities of such Subsidiary. Neither Arq nor any of its Subsidiaries own or have the power to vote or hold the right to acquire nor have the obligation to contribute capital to, or in respect of, the shares of capital stock or other equity securities or joint venture interest of any Person (other than Arq’s Subsidiaries).
3.6Financial Statements
(a)Arq has delivered to ADES true and complete copies of (i) the balance sheets for Arq and its Subsidiaries as of December 31, 2020 and December 31, 2021 and the related statements of income and cash flows for the years then ended (the “Arq Year-End Financial Statements”), and (ii) the balance sheet for Arq and its Subsidiaries as of most recent month end and the related statements of income and cash flows for the 6-month period then ended (the “Arq Interim Financial Statements,” and, together with the Arq Year-End Financial Statements, the “Arq Financial Statements”). The Arq Year-End Financial Statements have been prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Arq and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. The Arq Interim Financial Statements have been prepared in accordance with the books and records of

Arq, which have been maintained in a manner consistent with historical practice, and fairly present in all material respects the consolidated financial position of Arq and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. Except for obligations or liabilities incurred in the Ordinary Course of Business since the date of the Most Recent Balance Sheet, Arq and its Subsidiaries have no liabilities, secured or unsecured (whether absolute, accrued, known or unknown, contingent or otherwise, and whether due or to become due) that are not fully reflected or provided for on the Most Recent Balance Sheet. Since the date of the Most Recent Balance Sheet, Arq and its Subsidiaries have not experienced any Arq Material Adverse Effect.
(b)Since the date of the Most Recent Balance Sheet through the date of this Agreement, there has been no material change in Arq’s or its Subsidiaries’ accounting methods or principles that would be required to be disclosed in the Arq Financial Statements in accordance with IFRS. Except as have been described in the Arq Financial Statements, there are no unconsolidated Subsidiaries of Arq or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.
(c)Since January 1, 2020, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Arq or the board of directors of Arq or any committee thereof.
3.7Absence of Changes. Except as otherwise contemplated or permitted by this Agreement, between December 31, 2021 and the date of this Agreement, Arq and its Subsidiaries have conducted the Arq Business only in the Ordinary Course of Business (except for the execution and performance of this Agreement, the discussions, negotiations and transactions related thereto and any actions taken or omitted to be taken by Arq or any of its Subsidiaries in connection with COVID-19 or any COVID-19 Measures) and there has not been any (a) Arq Material Adverse Effect or (b) action, event or occurrence that would have required the consent of ADES pursuant to Section 5.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.
3.8Absence of Undisclosed Liabilities. As of the date hereof, Arq and its Subsidiaries have no liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured required to be reflected in the financial statements in accordance with IFRS (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Arq Financial Statements; (b) normal and recurring current Liabilities that have been incurred by Arq or its Subsidiaries since the date of the Arq Financial Statements in the Ordinary Course of Business and which are not material in amount; (c) Liabilities for performance of obligations of Arq or its Subsidiaries under any Contract (other than for breach thereof) to the extent not required by IFRS to be reflected on a balance sheet; (d) Liabilities incurred in connection with the Contemplated Transactions, or (e) Liabilities that would not reasonably be expected to have, individually or in the aggregate, an Arq Material Adverse Effect.

3.9Title to Assets; Sufficiency. Except as would not, individually or in the aggregate, have an Arq Material Adverse Effect: (a) Arq and each of its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment necessary to conduct their respective businesses as currently conducted, free and clear of any Encumbrances, other than Permitted Encumbrances; and (b) the assets shown in the Arq Financial Statement constitute all of the business, assets, properties, contractual rights, going concern value, goodwill, rights and claims of whatsoever kind and nature, real or personal, tangible or intangible that are used or held for use in the Arq Business, as such respective businesses have been conducted. No representation is made under this Section 3.9 with respect to any intellectual property or intellectual property rights, which are the subject of Section 3.11.
3.10Real Property; Leasehold. Neither Arq nor its Subsidiaries own nor have ever owned any real property. Arq has made available to ADES (a) an accurate and complete list of all real properties with respect to which Arq or its Subsidiaries directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Arq or its Subsidiaries, and (b) copies of all leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) under which any such real property is possessed (the “Arq Real Estate Leases”), each of which is in full force and effect and is legal, valid and binding on each party thereto. To the Knowledge of Arq, there is no existing material default under any Arq Real Estate Lease by any party thereto and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Arq Real Estate Lease. Arq’s and its Subsidiaries’ use and operation of each such leased property conforms to all applicable Laws in all material respects, and Arq or its Subsidiaries, as applicable, has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances. Neither Arq nor its Subsidiaries has received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties. Arq’s or its Subsidiaries’, as applicable, possession and quiet enjoyment of the leased real property under each Arq Real Estate Lease has not been disturbed, and to the Knowledge of Arq, there are no material disputes with respect to any Arq Real Estate Lease. Neither Arq nor its Subsidiaries have collaterally assigned or granted any other security interest in any Arq Real Estate Lease or any interest therein that would reasonably be expected to be, individually or in the aggregate, material to Arq and its Subsidiaries, taken as a whole.
3.11Intellectual Property.
(a)Arq, directly or through any of its Subsidiaries, owns, or has the legal and valid right to use, as currently being used by Arq or its Subsidiaries, all Company IP Rights, and with respect to Company IP Rights that are owned by Arq or its Subsidiaries, has the right to bring actions for the infringement of such Company IP Rights, in each case except subject to the subject to the terms of the license agreements set forth on Section 3.11(c) of the Arq Disclosure Schedule, for any failure to own, have such rights to use, or have such rights to bring actions for infringement that would not reasonably be expected to be material to the Arq Business.
(b)Section 3.11(b) of the Arq Disclosure Schedule sets forth an accurate, true and complete listing of (i) all Company IP Rights that are owned by Arq and its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and Trademarks (including domain names) and all applications for any of the foregoing, (ii) all Company IP Rights that are exclusively licensed to Arq and its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and Trademarks (including domain names) and (iii) all applications for any of the foregoing, and, specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction number, date, and status of the mark, application and/or registration. Each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline.
(c)Section 3.11(c) of the Arq Disclosure Schedule accurately identifies (i) all material Contracts pursuant to which Company IP Rights are licensed to Arq or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, Arq’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to Arq or any of its Subsidiaries are exclusive or non-exclusive. For purposes of greater certainty, the term “license” in this Section 3.11(c) and in Section 3.11(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.
(d)Section 3.11(d) of the Arq Disclosure Schedule accurately identifies each material Contract pursuant to which Arq or any of its Subsidiaries has granted any license under, or any right (whether or not currently exercisable) or interest in, any Company IP Rights to any Person.
(e)Except as set forth in Section 3.11(d) of the Arq Disclosure Schedule, neither Arq nor any of its Subsidiaries is bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of Arq or its Subsidiaries to use, exploit, assert, enforce, sell, transfer or dispose of any such Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of Arq or its Subsidiaries as currently conducted or planned to be conducted.

(f)Arq or its Subsidiaries is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to Arq or its Subsidiaries, as identified in Section 3.11(c) of the Arq Disclosure Schedule, (ii) any non-customized software that (A) is licensed to Arq or its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, Arq’s or its Subsidiaries’ products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i)Each Person who is or was an employee or contractor of Arq or its Subsidiaries and who is or was involved in the creation or development of any material Company IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to Arq and confidentiality provisions protecting confidential information of Arq.
(ii)Arq and its Subsidiaries have taken all commercially reasonable and appropriate steps to preserve the confidentiality of all proprietary information that Arq or its Subsidiaries holds, or purports to hold, as a material Trade Secret, except where Arq or a Subsidiary has made a reasonable business decision to no longer maintain a particular Trade Secret.
(iii)Except as set forth in Section 3.11(f)(iii) of the Arq Disclosure Schedule, neither Arq nor its Subsidiaries have sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Company IP Rights to any third party, and there exists no obligation by Arq or its Subsidiaries to assign or otherwise transfer any of the Company IP Rights to any third party.
(iv)Those Company IP Rights that have either been registered or for which applications have been submitted are valid, subsisting and, to the Knowledge of Arq, enforceable. The Company IP Rights constitute all Intellectual Property necessary for Arq and its Subsidiaries to conduct their respective businesses as currently conducted.
(g)To the Knowledge of Arq, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Arq or its Subsidiaries, the operation of Arq’s business and Company IP Rights, do not violate any license or agreement between Arq or its Subsidiaries and any third party, and do not infringe, dilute, misappropriate, or otherwise violate any Intellectual Property right of any third party. To the Knowledge Arq, no third party is infringing upon any Company IP Rights or violating any license or agreement between Arq or its Subsidiaries and such third party, except as would not reasonably be expected to have, individually or in the aggregate, an Arq Material Adverse Effect.
(h)There is no current or pending Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights or products or technologies, and Arq and its Subsidiaries have not received any written notice asserting that any such Company IP Rights, or Arq’s or its Subsidiaries’ right to use, sell, license or dispose of any such Company IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.
(i)Arq and its Subsidiaries and the conduct of the Arq Business are in compliance in all material respects with, and in the past five (5) years, have been in compliance in all material respects with all Data Security Requirements and there have not been any actual or alleged incidents of data security breaches, unauthorized access or use of any of the Business Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Business Data or other notices received relating to Data Security Requirements. The transactions contemplated by this Agreement will not result in any liabilities in connection with any Data Security Requirements.
3.12Agreements, Contracts and Commitments.
(a)Section 3.12 of the Arq Disclosure Schedule identifies each of the material Contracts in effect as of the date of this Agreement to which Arq or any of its Subsidiaries (each, an “Arq Company”) is a party, in one or more of the following categories (the “Arq Material Contracts”):
(i)each Contract that is a supplier, vendor or other Contract related to the products or services of an Arq Company, including those relating to sales, distribution, marketing, packaging or formulation of products or services, that provide for payment by Arq and its Subsidiaries in excess of $500,000 annually;
(ii)each Contract that is a lease or similar contract with any Person under which (A) an Arq Company is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person, except for any lease of personal property under which the aggregate annual rental payments do not exceed $500,000, or (B) an Arq Company is a lessor or sublessor of, any tangible personal property owned or leased by such Arq Company;
(iii)each Contract that is an employment or consulting contract (in each case with respect to which an Arq Company has continuing obligations as of the date hereof, including change in control benefits or severance benefits) with any current or former (A) officer of such Arq Company, (B) member of the board of directors (or similar governing body) of such Arq Company or (C) employee of such Arq Company providing for an annual base salary in excess of $250,000;
(iv)each Contract with any labor union or association representing any employee of an Arq Company;

(v)each Contract for the sale of any of the assets of any of an Arq Company (other than in the Ordinary Course of Business) or for the grant to any Person of any preferential right to purchase any such assets;
(vi)each Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(vii)each Contract containing (A) any covenant limiting the freedom of an Arq Company to engage in any line of business or compete with any Person, (B) any exclusivity obligations of Arq or of its Subsidiaries;
(viii)each Contract for the disposition or acquisition of (A) assets that would reasonably be expected to result in the receipt or making by ADES or any of its Subsidiaries of future payments in excess of $500,000, or (B) any ownership interest in any Entity;
(ix)each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements, guarantees or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of an Arq Company in excess of $100,000 or any loans or debt obligations with officers or directors of an Arq Company;
(x)each Contract relating to any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which an Arq Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which an Arq Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by such Arq Company;
(xi)each Contract to license any third party to manufacture or produce any product, service or technology of an Arq Company or any Contract to sell, distribute or commercialize any products or service of an Arq Company;
(xii)each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to an Arq Company in connection with the Contemplated Transactions;
(xiii)each Arq Real Estate Lease;
(xiv)each Contract with any Governmental Body that is material to the operation of the business of Arq and its Subsidiaries, taken as a whole, as currently conducted;
(xv)each Company IP Rights Agreement required to be listed on Section 3.11(c) or Section 3.11(d) of the Arq Disclosure Schedule;
(xvi)each Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of an Arq Company; or

(xvii)any other Contract that is not terminable at will (with no penalty or payment) by an Arq Company, as applicable, and which involves payment or receipt by an Arq Company after the date of this Agreement under any such agreement, contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate.
(b)Arq has delivered or made available to ADES accurate and complete copies of all Arq Material Contracts or, in the case of oral Arq Material Contracts, an accurate summary of the material terms thereof, including all amendments thereto. Except as set forth in Section 3.12(b) of the Arq Disclosure Schedule, there are no Arq Material Contracts that are not in written form. No Arq Company has, nor to the Knowledge of Arq, as of the date of this Agreement has any other party to a Arq Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Arq Material Contract in such manner as would permit any other party to cancel or terminate any such Arq Material Contract, or would permit any other party to seek damages that would reasonably be expected to be material to Arq, any of its Subsidiaries or the Arq Business. As to each Arq Company, as of the date of this Agreement, each Arq Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions.
3.13Compliance; Permits; Restrictions.
(a)Arq and each of its Subsidiaries is and since its formation has been in compliance, in all material respects, with all Laws applicable to it, its Subsidiaries or their respective business, property or assets except where non-compliance would not, individually or in aggregate, reasonably be expected to have an Arq Material Adverse Effect.
(b)Section 3.13(b) of the Arq Disclosure Schedule lists all licenses, permits, registrations and similar items (“Registrations”) held by Arq and its Subsidiaries that would reasonably be expected to be, individually or in the aggregate, material to Arq and its Subsidiaries, taken as a whole. Except with respect to Environmental Laws (which are the subject of Section 3.18), Arq and its Subsidiaries have all Registrations required under applicable Law to conduct their respective businesses, except for any Registrations the absence of which would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect. Each of the Registrations of Arq and its Subsidiaries is valid and subsisting and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect. To Arq’s Knowledge, no Governmental Body has threatened suspending or revoking any such Registrations or changing the marketing classification or labeling of Arq’s or its Subsidiaries’ products, except as would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect.
(c)Arq and its Subsidiaries are each in compliance in all material respects with any and all Privacy Laws applicable to its business and, except as set forth on Section 3.13(c) of the Arq Disclosure Schedule, have not received any written notice of any claims or been charged with the violation of any such Privacy Laws, except as would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect.
3.14Customers and Suppliers.
(a)Section 3.14 of the Arq Disclosure Schedule sets forth a list of the five largest customers (the “Material Customers”) and the five largest suppliers (the “Material Suppliers”) of the business of Arq and its Subsidiaries, as measured by the dollar amount of purchases therefrom or thereby, during the fiscal year ended December 31, 2020 and the period between January 1, 2021 and December 31, 2021, showing the approximate sales by Arq and its Subsidiaries to each such customer and the approximate total purchases by Arq and its Subsidiaries from each such supplier, during such period. For purposes of this Agreement, “customers” shall include distributors of Arq and its Subsidiaries, and any other Person that purchases materials, products or services directly from Arq and its Subsidiaries.
(b)Since December 31, 2018, no Material Customer or Material Supplier has terminated its relationship with Arq or any of its Subsidiaries or materially reduced or changed the pricing or other terms of its business with Arq or its Subsidiaries, no Material Customer or Material Supplier has notified Arq or its Subsidiaries that the Material Customer or Material Supplier intends to terminate or materially reduce or change the pricing or other terms of its business in a manner adverse to Arq or its Subsidiaries.
3.15Proceedings; Orders.
(a)Except as would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect, as of the date of this Agreement, there is no pending Proceeding and, to the Knowledge of Arq, no Person has threatened in writing to commence any Proceeding that: (i) involves (A) Arq or any of its Subsidiaries, (B) any Arq Associate (in his or her capacity as such) or (C) any of the material assets owned or used by Arq or its Subsidiaries; (ii) challenged or questioned the legal right of Arq or its Subsidiaries to conduct its operations as presently conducted or (iii) challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b)There is no outstanding order of any Governmental Body to which Arq or any of its Subsidiaries or any of the assets owned or used by Arq or its Subsidiaries is subject that would reasonably be expected to be, individually or in the aggregate, material to Arq and its Subsidiaries, taken as a whole. To the Knowledge of Arq, no officer or other Key Employee of Arq or its Subsidiaries is subject to any order of any Governmental Body that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the Arq Business or to any material assets owned or used by Arq or its Subsidiaries.
3.16Tax Matters.
(a)Arq and each of its Subsidiaries has timely filed with the appropriate Governmental Body all material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No material claim has ever been made by any Governmental Body in any jurisdiction where Arq or any of its Subsidiaries does not file Tax Returns or pay Taxes that Arq or any of its Subsidiaries is subject to taxation by that jurisdiction.
(b)All material amounts of Taxes due and payable by or on behalf of Arq or its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully and timely paid.
(c)Since the date of the Most Recent Balance Sheet, neither Arq nor any of its Subsidiaries has incurred any Liability for Taxes outside the Ordinary Course of Business. The unpaid Taxes of Arq and its Subsidiaries (i) did not, as of the date of the Most Recent Balance Sheet, materially exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) do not materially exceed that reserve as adjusted through the passage of time through the Closing Date in accordance with the past custom and practice of Arq or its Subsidiaries, as applicable.
(d)Arq and its Subsidiaries have timely and properly withheld and remitted (i) all material Taxes required to have been withheld in connection with amounts paid or owing to any lender, equity holder, shareholder, employee, agent, creditor, nonresident, independent contractor or other third party and (ii) all material sales, use, ad valorem and value added Taxes, in each case, to the proper Governmental Body or other Person and in accordance with applicable Law.
(e)There are no Encumbrances for Taxes (other than Encumbrances described in clause (a) of the definition of Permitted Encumbrances) upon any of the assets of Arq and its Subsidiaries.
(f)No deficiencies for material Taxes with respect to Arq or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing that have not been fully and finally satisfied by payment, settlement, or withdrawal.
(g)There are no pending or ongoing audits, assessments or other actions for or relating to any liability in respect of any material Taxes of Arq or any of its Subsidiaries, and no written notice thereof has been received, and to the Knowledge of Arq, none are otherwise threatened by a Governmental Body.
(h)Neither Arq nor any of its Subsidiaries (or any of their predecessors) has waived or extended any statute of limitations in respect of any assessment or collection of any material Taxes or agreed to any extension of time for the assessment or collection of any material Tax.
(i)Arq has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j)Neither Arq nor any of its Subsidiaries is a party to any Tax Sharing Agreement.
(k)Neither Arq nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes requested or initiated on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) election under Section 965 of the Code or (viii) application of Section 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.
(l)Neither Arq nor any of its Subsidiaries is, or has ever been a member of a consolidated, combined or unitary Tax group (other than a group the common parent of which is Arq).
(m)Neither Arq nor any of its Subsidiaries has a material amount of Liability for any Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or otherwise.
(n)Neither Arq nor any of its Subsidiaries has, in the past two (2) years, distributed stock of another Person, or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).
(o)Neither Arq nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iii) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (iv) is, or ever has been, resident in or subject to Tax in any country other than the country in which it is organized, or (v) has, or has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or other taxable presence or other office or fixed place of business in a jurisdiction outside of the country in which it is organized or the United States, including any resulting from the activities of any third party agent of Arq or any of its Subsidiaries, including distributors.
(p)Neither Arq nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(q)Section 3.16(q) of the Arq Disclosure Schedule sets forth the entity classification of Arq and each of its Subsidiaries for U.S. federal income tax purposes. Neither Arq nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.
(r)Neither Arq nor any of its Subsidiaries has taken or agreed to take any action, or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent the Intended Tax Treatment.
For purposes of this Section 3.16, each reference to Arq or its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Arq or its Subsidiaries.
3.17Employee and Labor Matters; Benefit Plans.
(a)Section 3.17(a) of the Arq Disclosure Schedule is a list of all material Arq Benefit Plans. For purposes hereof, “Arq Benefit Plan” means each (i) material “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) other material pension, retirement, deferred compensation, incentive compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, medical or dependent care expense reimbursement, retiree medical or life insurance, disability, group insurance, paid-time off, holiday, welfare, or fringe benefit plan, program, contract, agreement, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by Arq or any ERISA Affiliate for the benefit of any current or former employee, director, officer or independent contractor of Arq or its Subsidiaries or under which Arq or any of its Subsidiaries has material Liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person). Arq has not agreed or committed to institute any other plan, program, arrangement or agreement that would be an Arq Benefit Plan if in effect as of the date of this Agreement, or to make any amendments to any of the Arq Benefit Plans (except as required by applicable Law).
(b)As applicable with respect to each Arq Benefit Plan, Arq has made available to ADES, true and complete copies of (i) each Arq Benefit Plan, including all amendments thereto, and in the case of an unwritten Arq Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the annual reports filed with any Governmental Body (e.g., Form 5500 and all schedules thereto) for each of the three years preceding the date of this Agreement, (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports and (vii) all material written communications within the last three (3) years between Arq or its Subsidiaries and the IRS or Department of Labor or other Governmental Body with respect to any Arq Benefit Plan.

(c)Each Arq Benefit Plan has been established, maintained, operated and administered in all material respects in compliance with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws. All Arq Benefit Plans that constitute, or contain features that constitute, “deferred compensation” within the meaning of Section 409A of the Code have been operated at all times in compliance with such Code section in all material respects.
(d)Each Arq Benefit Plan intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter or is the subject of a favorable opinion letter from the IRS which may be currently relied on to the effect that such plan is qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of Arq nothing has occurred that would reasonably be expected to adversely affect the qualification of such Arq Benefit Plan or the tax exempt status of the related trust.
(e)Neither Arq or any ERISA Affiliate maintains, contributes to, is required to contribute to or at any time in the past six (6) years has maintained, contributed to, or been required to contribute to, or has any Liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).
(f)Except as would not have an Arq Material Adverse Effect, there are no pending audits or investigations by any Governmental Body involving any Arq Benefit Plan, and no pending or, to the Knowledge of Arq, threatened in writing claims (except for individual claims for benefits payable in the normal operation of the Arq Benefit Plans), suits or proceedings involving any Arq Benefit Plan, any fiduciary thereof or service provider thereto.
(g)No Arq Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law (at the sole cost of the applicable employee), neither Arq nor any of its Subsidiaries has not made a written or oral representation promising the same and neither Arq nor any Subsidiary has any material Liability for failure to comply with the benefit continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
(h)Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any material payment becoming due to any current or former employee, director, officer, or independent contractor of Arq or its Subsidiaries, (ii) materially increase any amount of compensation or benefits otherwise payable under any Arq Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any material benefits under any Arq Benefit Plan (except as may be required by applicable Law), (iv) require any contribution or payment to fund any obligation under any Arq Benefit Plan or (v) limit the right to merge, amend or terminate any Arq Benefit Plan.
(i)Neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including a termination of employment) could result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G(c) and the Treasury Regulations thereunder) with respect to Arq or its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G(b)(2) and the Treasury Regulations thereunder).
(j)Neither Arq nor any or its Subsidiaries has agreed or committed to any “gross up” or similar agreements or arrangements of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999 with any current or former employee, officer, director or independent contractor of Arq or its Subsidiaries.
(k)Neither Arq nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Arq, purporting to represent or seeking to represent any employees of Arq or its Subsidiaries, including through the filing of a petition for representation election.
(l)Since December 31, 2018, except as would not have, individually or in the aggregate, an Arq Material Adverse Effect, Arq and each of its Subsidiaries has been in compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as could not reasonably be expected to have, individually or in the aggregate, an Arq Material Adverse Effect, there are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of Arq, threatened in writing or reasonably anticipated against Arq or its Subsidiaries relating to any employee, applicant for employment, consultant, employment agreement or Arq Benefit Plan.
(m)There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any material strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Arq, any union organizing activity, against Arq or its Subsidiaries.
(n)There is no Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of Arq, threatened in writing against Arq relating to labor, employment, employment practices, or terms and conditions of employment.
3.18Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect: (i) Arq and its Subsidiaries are, and since December 31, 2016 have been in compliance with all applicable Environmental Laws, which compliance includes the possession by Arq or its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof; (ii) since December 31, 2016, Arq has not received any written notice which is pending and unresolved, whether from a Governmental Body or other Person, that alleges that Arq or its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of Arq, there are no circumstances that would reasonably be expected to prevent or interfere with Arq compliance in any material respects with any Environmental Law; (iii) no current or (during the time a prior property was leased or controlled by Arq or its Subsidiaries) prior property leased or controlled by Arq or its Subsidiaries has had a release of or exposure to Hazardous Materials in material violation of Environmental Law. Prior to the date hereof, Arq has provided or otherwise made available to ADES true and correct copies of all material environmental reports, assessments, studies and audits in the possession or reasonable control of Arq with respect to any property leased or controlled by Arq or any business operated by it. The parties agree and acknowledge that this Section 3.18 shall be Arq’s sole and exclusive representations and warranties regarding environmental matters, Environmental Laws and Hazardous Materials.
3.19Transactions with Affiliates.
(a)Since January 1, 2020, there have been no material transactions or relationships between, on one hand, Arq or any of its Subsidiaries and, on the other hand, any (i) executive officer or director of Arq or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (ii) owner of more than five percent (5%) of the voting power of the outstanding equity interests of Arq or any of its Subsidiaries, (iii) to the Knowledge of Arq, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner, in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
(b)Section 3.19(b) of the Arq Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between Arq or any of its Subsidiaries and any Affiliate of Arq, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).
3.20No Financial Advisors. Except as set forth on Section 3.20 of the Arq Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Arq or any of its Subsidiaries.

3.21Insurance. Arq has made available to ADES accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Arq and its Subsidiaries. Each material insurance policy of Arq and its Subsidiaries is in full force and effect and Arq and each of its Subsidiaries is in compliance in all material respects with the terms thereof. Neither Arq nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.
3.22Anti-Bribery. Since December 31, 2018, none of Arq or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”), each only to the extent that they apply to Arq or any of its Subsidiaries. To the Knowledge of Arq, neither Arq nor any of its Subsidiaries is or has been, since December 31, 2018, the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
3.23Certain Information. None of the information supplied or to be supplied by Arq for inclusion or incorporation by reference in the Form S-4 and Proxy Statement/Prospectus will, at the time of the mailing of the Proxy Statement/Prospectus, including any amendments or supplements thereto, and at the time of the ADES Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Arq makes no representation or warranty with respect to any information supplied by ADES or any of its Representatives for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus.
3.24Disclaimer of Other Representations or Warranties. Except as previously set forth in this Section 3 or in any certificate delivered by Arq to ADES pursuant to this Agreement, ADES hereby acknowledges that neither Arq nor any other Person makes any representation or warranty, express or implied, at law or in equity, with respect to Arq, any of its Subsidiaries, or any of their respective assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed by ADES.
SECTION 4
REPRESENTATIONS AND WARRANTIES OF ADES
Except (a) as disclosed or reflected in the ADES SEC Documents filed or furnished after January 1, 2020 and at least two Business Days prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure schedule delivered by ADES to Arq (the “ADES Disclosure Schedule”) and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein, ADES represents and warrants to Arq as follows:
4.1Due Organization; Subsidiaries.
(a)ADES is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization. Each of ADES and its Subsidiaries has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, and (iii) to perform its obligations under all Contracts by which it is bound. There is no pending or, to the Knowledge of ADES, threatened in writing proceeding for the dissolution, liquidation or insolvency of ADES.
(b)ADES and each of its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a ADES Material Adverse Effect.
(c)Section 4.1(c) of the ADES Disclosure Schedule sets forth a complete and accurate list of (i) each Subsidiary of ADES and (ii) each equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Entity owned directly or indirectly by ADES (other than equity interests, if any, held directly or indirectly by Highview). Other than as set forth in Section 4.1(c) of the ADES Disclosure Schedule, neither ADES nor any of its Subsidiaries (i) is a party to, member of or participant in any partnership, joint venture or similar business entity or (ii) holds any equity or economic interest in any Person other than those Persons set forth in Section 4.1(c) of the ADES Disclosure Schedule. Except as set forth in Section 4.1(c) of the ADES Disclosure Schedule, neither ADES nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither ADES nor any of its Subsidiaries has, in the past five (5) years, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
4.2Organizational Documents. ADES has made available to Arq true and complete copies of the Organizational Documents of ADES and its Subsidiaries in effect as of the date of this Agreement. Neither ADES nor any of its Subsidiaries is in material breach or violation of their respective Organizational Documents.
4.3Authority; Binding Nature of Agreement.
(a)ADES has all requisite power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated

Transactions, subject to the affirmative vote of (i) the holders of a majority of the aggregate shares of ADES Common Stock having voting power represented in person or by proxy and entitled to vote on the matter at the ADES Stockholders Meeting approving the New ADES Scheme Share Issuance and (ii) the holders of a majority of the outstanding shares of ADES Common Stock approving the ADES Merger (the “ADES Stockholder Approval” and such matters subject to the ADES Stockholder Approval, the “ADES Stockholder Matters”), to consummate the transactions contemplated hereby. As of the date hereof, the ADES Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of ADES and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of ADES vote to approve the ADES Stockholder Matters (the “ADES Board Resolutions”).
(b)This Agreement has been duly executed and delivered by ADES and, assuming the due authorization, execution and delivery by Arq, constitutes the legal, valid and binding obligation of ADES, enforceable against ADES in accordance with its terms, subject to the Enforceability Exceptions.
4.4Vote Required. The ADES Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of ADES necessary to approve this Agreement or the transactions contemplated hereby.
4.5Non-Contravention; Consents. Subject to obtaining the ADES Stockholder Approval, except as set forth on Section 4.5 to the ADES Disclosure Schedule, neither (x) the execution, delivery or performance of this Agreement by ADES, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly:
(a)contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of ADES or any of its Subsidiaries;
(b)contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law to which ADES, any of its Subsidiaries, or any of their respective assets is subject, except as would not reasonably be expected to be material to ADES or any of its Subsidiaries or the business of ADES and its Subsidiaries as currently conducted (the “ADES Business”);
(c)contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by ADES or any of its Subsidiaries, except as would not reasonably be expected to be material to ADES or any of its Subsidiaries or the ADES Business;
(d)contravene, conflict with or result in a violation or breach of, or result in a default under (with or without notice or lapse of time), any provision of any ADES Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any ADES Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any ADES Material Contract; (iii) accelerate the maturity or performance of any ADES Material Contract; or (iv) cancel, terminate or modify any term of any ADES Material Contract except in the case of any non-material breach, default, penalty or modification; or
(e)result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by ADES or its Subsidiaries (except for Permitted Encumbrances);
(f)except, in the case of clauses (b) through (e), for any such conflicts, breaches, violations, defaults, losses, rights or other occurrences that have not had and would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect.
Except for (i) the filings and notices set forth on Section 4.5 of the ADES Disclosure Schedule, (ii) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing of the Certificates of Merger pursuant to the Merger Statutes, (iv) filings required under the HSR Act, (v) such filings as necessary to comply with the applicable requirements of the NASDAQ Global Market and (vi) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, takeover and “blue sky” laws, ADES is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of ADES to consummate the Contemplated Transactions.
4.6Capitalization.
(a)The authorized capital stock of ADES consists of 100,000,000 shares of common stock, par value $0.001 per share (the “ADES Common Stock”) and 50,000,000 shares of preferred stock, par value $0.001 per share (the “ADES Preferred Stock”). As of the date hereof, (i) 23,752,256.00 shares of ADES Common Stock are issued, (including 4,618,146.00 of which are held in ADES’ treasury) and 19,134,110.00 are outstanding, (ii) 2,938,961.00 shares of ADES Common Stock are reserved for issuance under the ADES Stock Plan and (iii) no shares of ADES Preferred Stock are issued and outstanding.
(b)All of the outstanding shares of ADES Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth on Section 4.6(b) of the ADES Disclosure Schedule, none of the outstanding shares of ADES Common Stock is entitled or subject to any preemptive right, anti-dilutive rights, right of participation, right of maintenance or any similar right and none of the outstanding shares of ADES Common Stock is subject to any right of first refusal in favor of ADES. Except as set forth on Section 4.6(b) of the ADES Disclosure Schedule or as contemplated herein, there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of ADES Common Stock. Except as set forth on Section 4.6(b) of the ADES Disclosure Schedule, ADES is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of ADES Common Stock or other securities.
(c)Except for the Incentive Plans, as amended from time to time (the “ADES Stock Plan”), and except as set forth on Section 4.6(c) of the ADES Disclosure Schedule, ADES does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Section 4.6(c) of the ADES Disclosure Schedule contains a correct and complete list of restricted shares, stock options, restricted stock units and performance stock units outstanding under the ADES Stock Plan as of the date hereof, including (A) the name of the holder or other identifiable identifier, (B) the date of grant, (C) the vesting criteria, and (D) the number of shares of ADES Common Stock underlying such awards (at target performance levels for any performance stock units), subject to any applicable Privacy Laws that restrict ADES’ ability to provide such information about each outstanding award.
(d)Except for the ADES Stock Plan and as otherwise set forth on Section 4.6(d) of the ADES Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of ADES or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of ADES or any of its Subsidiaries, or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of ADES. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to ADES or any of its Subsidiaries.
(e)Except as set forth on Section 4.6(e) of the ADES Disclosure Schedule, each of the outstanding shares of capital stock or membership interests of each of ADES’ Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by ADES or another wholly-owned Subsidiary of ADES and are owned free and clear of all Encumbrances of any nature whatsoever. Section 4.6(e) of the ADES Disclosure Schedule sets forth a true and complete list of each Subsidiary of ADES and its jurisdiction of incorporation or organization. Except as set forth on Section 4.6(e) of the ADES Disclosure Schedule, there are not outstanding or authorized (i) securities of any Subsidiaries of ADES convertible into or exchangeable for shares of capital stock or voting securities of such Subsidiary or (ii) options or other rights to acquire from any Subsidiary of ADES, and no obligation of any Subsidiary of ADES to issue, any capital stock, voting or non-voting securities or securities convertible into or exchangeable for capital stock or voting or non-voting securities of such Subsidiary.
(f)Except as set forth on Section 4.6(e) of the ADES Disclosure Schedule, neither ADES nor any of its Subsidiaries own or have the power to vote or hold the right to acquire nor have the obligation to contribute capital to, or in respect of, the shares of capital stock or other equity securities or joint venture interest of any Person (other than ADES’ Subsidiaries, the Tinuum Entities, and Highview).
4.7Financial Statements.
(a)The audited consolidated financial statements of ADES (including any related notes thereto) included in ADES’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of ADES and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. The unaudited consolidated financial statements of ADES (including any related notes thereto) included in ADES’ Quarterly Reports on Form 10-Q filed with the SEC since December 31, 2020 have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of ADES and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments). Except for obligations or liabilities incurred in the Ordinary Course of Business since the date of the ADES Most Recent Balance Sheet, ADES has no liabilities, secured or unsecured (whether absolute, accrued, known or unknown, contingent or otherwise, and whether due or to become due) that are not fully reflected or provided for on the ADES Most Recent Balance Sheet. Since the date of the ADES Most Recent Balance Sheet, ADES has not experienced any ADES Material Adverse Effect.
(b)Other than as expressly disclosed in Section 4.7(b) of the ADES Disclosure Schedule, since the date of the ADES Most Recent Balance Sheet through the date of this Agreement, there has been no material change in ADES’ or its Subsidiaries’ accounting methods or principles that would be required to be disclosed in the ADES’ Financial Statements in accordance with GAAP. Except as have been described in the ADES Financial Statements, there are no unconsolidated Subsidiaries of ADES or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.
(c)ADES has established and maintained, at all times since January 1, 2021, a system of internal control over financial reporting as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Such internal controls include policies and procedures that are designed to (i) ensure the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of ADES, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of ADES are being made only in accordance with authorizations of management and directors of ADES and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of ADES’ assets that could have a material effect on its financial statements. ADES has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the ADES’ auditors and audit committee, (i) any significant deficiencies or material weaknesses in the system of internal control over financial reporting used by ADES and its Subsidiaries, which are reasonably likely to adversely affect ADES’ ability to record, process, summarize and report financial information, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the ADES and its Subsidiaries, and (iii) any claim or allegation regarding any of the foregoing. ADES’ management has completed an assessment of the effectiveness of ADES’ internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2021, and such assessment is described in the ADES Form 10-K for the year ended December 31, 2021. Neither ADES nor its principal executive officer or principal financial officer has received notice from any Governmental Body challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement.
(d)ADES maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. The ADES’s disclosure controls and procedures are reasonably effective to ensure that all material information relating to ADES required to be disclosed in ADES’s periodic reports under the Exchange Act is made known to the ADES’s principal executive officer and its principal financial officer by others within ADES, and such disclosure controls and procedures are effective in timely alerting ADES’s principal executive officer and its principal financial officer to such information required to be included in ADES’s periodic reports required under the Exchange Act.
4.8Absence of Changes. Except as set forth on Section 4.8 of the ADES Disclosure Schedule and except as otherwise contemplated or permitted by this Agreement, between June 30, 2022 and the date of this Agreement, (a) ADES and its Subsidiaries have conducted the ADES Business only in the Ordinary Course of Business (except for the execution and performance of this Agreement, the discussions, negotiations and transactions related thereto and any actions taken or omitted to be taken by ADES or any of its Subsidiaries in connection with COVID-19 or any COVID-19 Measures) and (b) there has not been any ADES Material Adverse Effect, or action, event or occurrence that would have required the consent of Arq pursuant to Section 5.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.
4.9Absence of Undisclosed Liabilities. As of the date hereof, ADES and its Subsidiaries have no Liability, individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the ADES Balance Sheet; (b) Liabilities that have been incurred by ADES or its Subsidiaries since the date of the ADES Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of ADES or its Subsidiaries under any Contract (other than for breach thereof) to the extent not required by GAAP to be reflected on a balance sheet; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities which would not reasonably be expected to have, individually or in the aggregate, a ADES Material Adverse Effect.
4.10Title to Assets; Sufficiency. Except as would not, individually or in the aggregate, have an ADES Material Adverse Effect: (a) ADES and each of its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment necessary to conduct their respective businesses as currently conducted, free and clear of any Encumbrances, other than Permitted Encumbrances; and (b) the assets shown in the ADES Financial Statement constitute all of the business, assets, properties, contractual rights, going concern value, goodwill, rights and claims of whatsoever kind and nature, real or personal, tangible or intangible that are used or held for use in the business of ADES or its Subsidiaries, as such respective businesses have been conducted. No representation is made under this Section 4.10 with respect to any intellectual property or intellectual property rights, which are the subject of Section 4.12.
4.11Real Property; Leasehold. Except as would not, individually or in the aggregate, be material to the business of ADES and its Subsidiaries, taken as a whole, as currently conducted, each lease with respect to the real properties with respect to which ADES or its Subsidiaries is a tenant or subtenant (“ADES Real Estate Leases”) is in full force and effect and is legal, valid and binding on each party thereto. To the Knowledge of ADES, there is no existing material default under any ADES Real Estate Lease by any party thereto and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such ADES Real Estate Lease. ADES’ and its Subsidiaries’ use and operation of each such leased property conforms to all applicable Laws in all material respects and, except with respect to mining leases where a notice of intent to mine has not yet been given or as set forth on Schedule 4.11, ADES or its Subsidiaries, as applicable, has exclusive possession of each such leased property and has not granted occupancy rights to tenants or licensees with respect to such leased property under any ADES Real Estate Leases. Each leased property under an ADES Real Estate Lease is free and clear of all Encumbrances other than Permitted Encumbrances. Neither ADES nor its Subsidiaries has received written notice from its landlords or any Governmental Body that: (A) relates to violations of building, zoning, safety or fire ordinances or regulations; (B) claims any defect or deficiency with respect to any of such properties; or (C) requests the performance of any repairs, alterations or other work to such properties. Except for ADES Real Estate Leases related to mining operations of ADES or its Subsidiaries, ADES’ or its Subsidiaries’, as applicable, possession and quiet enjoyment of the leased real property under each ADES Real Estate Lease has not been disturbed. To the Knowledge of ADES, there are no material disputes with respect to any ADES Real Estate Lease. Neither ADES nor its Subsidiaries have collaterally assigned or granted any other security interest in any ADES Real Estate Lease.
4.12Intellectual Property.
(a)ADES, directly or through any of its Subsidiaries, owns, or has the legal and valid right to use, as currently being used by ADES or its Subsidiaries, all ADES IP Rights, subject to the terms of the license agreements set forth on Section 4.12(a) of the

ADES Disclosure Schedule, except for any failure to own or have such rights to use as would not reasonably be expected to be material to the business of ADES or its Subsidiaries, as such businesses have been conducted.
(b)Section 4.12(b) of the ADES Disclosure Schedule sets forth an accurate, true and complete listing of (i) all ADES IP Rights that are owned by ADES or its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and Trademarks (including domain names) and all applications for any of the foregoing, (ii) all ADES IP Rights that are exclusively licensed to ADES and its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and Trademarks (including domain names) and (iii) all applications for any of the foregoing, and, specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), jurisdiction number, date, and status of the mark, application and/or registration. Each item of ADES IP Rights that is ADES Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of ADES Registered IP in full force and effect have been made by the applicable deadline.
(c)Section 4.12(c) of the ADES Disclosure Schedule accurately identifies all material Contracts pursuant to which ADES IP Rights are licensed to ADES or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, ADES’ or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements). Except as set forth on Section 4.12(c) of the ADES Disclosure Schedule, neither ADES nor its Subsidiaries has granted to any Person any license under, or any right (whether or not currently exercisable) or interest in, any ADES IP Rights that would reasonably be expected to be, individually or in the aggregate, material to the business of ADES and its Subsidiaries, taken as a whole, as currently conducted. For purposes of greater certainty, the term “license” in this Section 4.12(c) and in Section 4.12(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.
(d)Except as set forth in Section 4.12(d) of the ADES Disclosure Schedule, neither ADES nor any of its Subsidiaries is bound by, and no ADES IP Rights are subject to, any Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that in any way limits or restricts the ability of ADES or its Subsidiaries to use, exploit, assert, enforce, sell, transfer or dispose of any such ADES IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of ADES or its Subsidiaries as currently conducted or planned to be conducted.

(e)Except as identified in Section 4.12(e) of the ADES Disclosure Schedule or where not having sole and unrestricted ownership would not reasonably be expected to have, individually or in the aggregate, a material impact on the business of ADES and its Subsidiaries, taken as a whole, as currently conducted, ADES or its Subsidiaries is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in ADES IP Rights (other than (i) ADES IP Rights exclusively and non-exclusively licensed to ADES or its Subsidiaries, as identified in Section 4.12(c) of the ADES Disclosure Schedule, (ii) any non-customized software that (A) is licensed to ADES or its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, ADES’ or its Subsidiaries’ products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i)Each Person who is or was an employee or contractor of ADES or its Subsidiaries and who is or was involved in the creation or development of any material ADES IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to ADES or its Subsidiaries.
(ii)ADES and its Subsidiaries have taken all commercially reasonable and appropriate steps to preserve the confidentiality of all proprietary information that ADES or its Subsidiaries holds, or purports to hold, as a material Trade Secret, except where ADES or a Subsidiary has made a reasonable business decision to no longer maintain a particular Trade Secret.
(iii)Except as set forth in Section 4.12(e)(iii) of the ADES Disclosure Schedule, neither ADES nor its Subsidiaries have sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the ADES IP Rights to any third party, and there exists no obligation by ADES or its Subsidiaries to assign or otherwise transfer any of the ADES IP Rights to any third party.
(iv)Those ADES IP Rights that have either been registered or for which applications have been submitted are valid, subsisting and, to the Knowledge of ADES, enforceable. The ADES IP Rights constitute all Intellectual Property necessary for ADES and its Subsidiaries to conduct their respective businesses as currently conducted.
(f)Except as set forth in Section 4.12(f) of the ADES Disclosure Schedule, to the Knowledge of ADES, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by ADES or its Subsidiaries, the operation of ADES’ business and ADES IP Rights, do not violate any license or agreement between ADES or its Subsidiaries and any third party, and do not infringe, dilute, misappropriate, or otherwise violate any Intellectual Property right of any third party. To the Knowledge ADES, no third party is infringing upon any ADES IP Rights or violating any license or agreement between

ADES or its Subsidiaries and such third party, except as would not reasonably be expected to have, individually or in the aggregate, an ADES Material Adverse Effect.
(g)There is no current or pending Proceeding (including, but not limited to, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any ADES IP Rights or products or technologies, and, except as set forth in Section 4.12(h) of the ADES Disclosure Schedule, ADES and its Subsidiaries have not received any written notice asserting that any such ADES IP Rights, or ADES’ or its Subsidiaries’ right to use, sell, license or dispose of any such ADES IP Rights or products or technologies conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.
(h)Except as set forth in Section 4.12(i) of the ADES Disclosure Schedule, ADES and its Subsidiaries and the conduct of the ADES Business are in compliance in all material respects with, and in the past five (5) years, have been in compliance in all material respects with all Data Security Requirements and there have not been any actual or alleged incidents of data security breaches, unauthorized access or use of any of the Business Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Business Data or other notices received relating to Data Security Requirements. The transactions contemplated by this Agreement will not result in any liabilities in connection with any Data Security Requirements.
4.13Agreements, Contracts and Commitments.
(a)Section 4.13(a) of the ADES Disclosure Schedule identifies each of the material Contracts in effect as of the date of this Agreement to which ADES or any of its Subsidiaries is a party, in one or more of the following categories (the “ADES Material Contracts”).
(i)any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) with respect to ADES and its Subsidiaries, taken as a whole, or whether or not filed by ADES with the SEC;
(ii)each Contract that is a supplier, vendor or other Contract related to the products or services of ADES or any of its Subsidiaries, including those relating to sales, distribution, marketing, packaging or formulation of products or services, that provide for payment by ADES and its Subsidiaries in excess of $500,000 annually;
(iii)each Contract that is a lease or similar contract with any Person under which (A) ADES or any of its Subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person, except for any lease of personal property under which the aggregate annual rental payments do not exceed $500,000, or (B) ADES or any of its Subsidiaries is a lessor or sublessor of any tangible personal property owned or leased by ADES or any of its Subsidiaries;

(iv)each Contract that is an employment or consulting contract (in each case with respect to which ADES or any of its Subsidiaries has continuing obligations as of the date hereof, including change in control benefits or severance benefits) with any current or former (A) officer of ADES or any of its Subsidiaries, (B) member of the board of directors (or similar governing body) of ADES or any of its Subsidiaries or (C) employee of ADES or any of its Subsidiaries providing for an annual base salary in excess of $250,000;
(v)each Contract with any labor union or association representing any employee of ADES or any of its Subsidiaries;
(vi)each Contract for the sale of any of the assets of any of ADES or any of its Subsidiaries (other than in the Ordinary Course of Business) or for the grant to any Person of any preferential right to purchase any such assets;
(vii)each Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(viii)each Contract containing (A) any covenant limiting the freedom of ADES or any of its Subsidiaries to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement granted by ADES or its Subsidiaries to a third party, or (C) any exclusivity obligations of ADES or any of its Subsidiaries;
(ix)each Contract for the disposition or acquisition of any (A) assets that would reasonably be expected to result in the receipt or making by ADES or any of its Subsidiaries of future payments in excess of $500,000, or (B) ownership interest in any Entity;
(x)each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements, guarantees or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of ADES or any of its Subsidiaries in excess of $100,000 or any loans or debt obligations with officers or directors of ADES or any of its Subsidiaries;
(xi)each Contract relating to any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which ADES or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which ADES or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by ADES;
(xii)(A) each Contract to license any third party to manufacture or produce any product, service or technology of ADES or any of its Subsidiaries or (B) any Contract to sell, distribute or commercialize any products or service of ADES or any of its Subsidiaries in excess of $500,000 annually;
(xiii)each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to ADES or any of its Subsidiaries in connection with the Contemplated Transactions;

(xiv)each Contract with any Governmental Body that is material to the operation of the business of ADES and its Subsidiaries, taken as a whole, as currently conducted;
(xv)each ADES IP Rights Agreement required to be listed on Section 4.12(c) or Section 4.12(d) of the ADES Disclosure Schedule;
(xvi)each Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of ADES or any of its Subsidiaries; or
(xvii)any other Contract that is not terminable at will (with no penalty or payment) by ADES or any of its Subsidiaries, as applicable, and which involves payment or receipt by ADES or any of its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate.
(b)ADES has delivered or made available to Arq accurate and complete copies of all ADES Material Contracts or, in the case of oral Material Contracts, an accurate summary of the material terms thereof, including all amendments thereto. Except as set forth in Section 4.13(b) of the ADES Disclosure Schedule, there are no ADES Material Contracts that are not in written form. ADES has not nor, to ADES’s Knowledge, as of the date of this Agreement, has any other party to a ADES Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any ADES Material Contract in such manner as would permit any other party to cancel or terminate any such ADES Material Contract, or would permit any other party to seek damages that would reasonably be expected to be material to ADES or its Subsidiaries or their respective businesses. As to ADES, as of the date of this Agreement, each ADES Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions.
4.14Compliance; Permits; Restrictions.
(a)Except as set forth in Section 4.14(a) of the ADES Disclosure Schedule, ADES and each of its Subsidiaries is and since its formation has been in compliance in all material respects with all Laws applicable to it, its Subsidiaries or their respective business, property or assets except where non-compliance would not, individually or in aggregate, reasonably be expected to have an ADES Material Adverse Effect.
(b)Section 4.14(b)of the ADES Disclosure Schedule lists all Registrations held by ADES and its Subsidiaries that would reasonably be expected to be, individually or in the aggregate, material to ADES and its Subsidiaries, taken as a whole. Except with respect to Environmental Laws (which are the subject of Section 4.20), ADES and its Subsidiaries have all Registrations required under applicable Law to conduct their respective businesses, except for any Registrations the absence of which would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect. Each of the Registrations of ADES and its Subsidiaries is valid and subsisting and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect. To ADES’ Knowledge, no Governmental Body has threatened suspending or revoking any such

Registrations or changing the marketing classification or labeling of ADES’ or its Subsidiaries’ products, except as would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect.
(c)ADES and its Subsidiaries are each in compliance in all material respects with any and all Privacy Laws applicable to its business and have not received any written notice of any claims or been charged with the violation of any such Privacy Laws, except as would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect.
4.15Customers and Suppliers.
(a)Section 4.15 of the ADES Disclosure Schedule sets forth a list of the Material Customers and the Material Suppliers of the business of ADES and its Subsidiaries, as measured by the dollar amount of purchases therefrom or thereby, during the fiscal year ended December 31, 2021 and the period between January 1, 2021 and March 31, 2022, showing the approximate sales by ADES and its Subsidiaries to each such customer and the approximate total purchases by ADES and its Subsidiaries from each such supplier, during such period. For purposes of this Agreement, “customers” shall include distributors of ADES and its Subsidiaries, and any other Person that purchases materials, products or services directly from ADES and its Subsidiaries.
(b)Since December 31, 2018, no Material Customer or Material Supplier has terminated its relationship with ADES or any of its Subsidiaries or materially reduced or changed the pricing or other terms of its business with ADES or its Subsidiaries, no Material Customer or Material Supplier has notified ADES or its Subsidiaries that the Material Customer or Material Supplier intends to terminate or materially reduce or change the pricing or other terms of its business in a manner adverse to ADES or its Subsidiaries.
4.16Product Warranty; Product Liability.
(a)Each product developed, manufactured, tested, distributed or marketed by or on behalf of ADES or its Subsidiaries has been in conformity, in all material respects, with all product specifications and all express and implied warranties except as would not reasonably be expected to have, individually or in the aggregate, a material adverse impact on ADES and its Subsidiaries, taken as a whole. To the Knowledge of ADES, neither ADES nor its Subsidiaries has material liability for replacement or repair of any such products or other damages in connection therewith or any other material customer or product obligations not reserved against ADES Balance Sheet.
(b)To the Knowledge of ADES, except as set forth on Section 4.16(b) of the ADES Disclosure Schedule, neither ADES nor its Subsidiaries have received any claim arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product designed, manufactured, assembled, repaired, maintained, delivered, sold or installed, or services rendered, by or on behalf of ADES which has resulted in a cash settlement.

4.17Proceedings; Orders.
(a)Except as set forth on Section 4.17(a) of the ADES Disclosure Schedule, or as would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect, as of the date of this Agreement, there is no pending Proceeding and, to the Knowledge of ADES, no Person has threatened in writing to commence any Proceeding that: (i) involves (A) ADES or any of its Subsidiaries, (B) any ADES Associate (in his or her capacity as such) or (C) any of the material assets owned or used by ADES or its Subsidiaries; (ii) challenged or questioned the legal right of ADES or its Subsidiaries to conduct its operations as presently conducted, or (iii) that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b)Except as set forth on Section 4.17(b) of the ADES Disclosure Schedule, there is no outstanding order of any Governmental Body to which ADES or its Subsidiaries, or any of the assets owned or used by ADES or its Subsidiaries, is subject that would reasonably be expected to be, individually or in the aggregate, material to ADES and its Subsidiaries, taken as a whole. To the Knowledge of ADES, no officer or other Key Employee of ADES or its Subsidiaries is subject to any order of any Governmental Body that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the ADES Business or to any material assets owned or used by ADES or its Subsidiaries.
4.18Tax Matters.
(a)ADES and each of its Subsidiaries has timely filed with the appropriate Governmental Body all material Tax Returns that were required to be filed by or with respect to it under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No material claim has ever been made by any Governmental Body in any jurisdiction where ADES or a Subsidiary does not file Tax Returns or pay Taxes that ADES or its Subsidiaries is subject to taxation by that jurisdiction.
(b)All material amounts of Taxes due and payable by or on behalf of ADES or its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully and timely paid.
(c)Since the date of the ADES Most Recent Balance Sheet, neither ADES nor any of its Subsidiaries has incurred any Liability for Taxes outside the Ordinary Course of Business. The unpaid Taxes of ADES and its Subsidiaries (i) did not, as of the date of the ADES Most Recent Balance Sheet, materially exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the ADES Most Recent Balance Sheet (rather than in any notes thereto) and (ii) do not materially exceed that reserve as adjusted through the passage of time through the Closing Date in accordance with the past custom and practice of the ADES or its Subsidiaries, as applicable.

(d)ADES and its Subsidiaries have timely and properly withheld and remitted (i) all material Taxes required to have been withheld in connection with amounts paid or owing to any lender, stockholder, employee, agent, creditor, nonresident, independent contractor or other third party and (ii) all material sales, use, ad valorem and value added Taxes, in each case, to the proper Governmental Body or other Person and in accordance with applicable Law.
(e)There are no Encumbrances for Taxes (other than Encumbrances described in clause (a) of the definition of Permitted Encumbrances) upon any of the assets of ADES and its Subsidiaries.
(f)No deficiencies for material Taxes with respect to ADES or its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing that have not been fully and finally satisfied by payment, settlement or withdrawal.
(g)There are no pending or ongoing, audits, assessments or other actions for or relating to any liability in respect of any material Taxes of ADES or its Subsidiaries, and no written notice thereof has been received, and to the Knowledge of ADES, none are otherwise threatened by a Governmental Body.
(h)Except as set forth on Section 4.18(h) of the ADES Disclosure Schedule, Neither ADES nor its Subsidiaries (or any of their predecessors) has waived or extended any statute of limitations in respect of any assessment or collection of any material Taxes or agreed to any extension of time for the assessment or collection of any material Tax.
(i)ADES has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(j)Neither ADES nor any of its Subsidiaries is a party to any Tax Sharing Agreement.
(k)Neither ADES nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes requested or initiated on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) election under Section 965 of the Code or (viii) application of Section 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.

(l)Neither ADES nor any of its Subsidiaries is, or has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is ADES).
(m)Neither ADES nor any of its Subsidiaries has any material amount of Liability for any Taxes of any Person (other than ADES and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor or otherwise.
(n)Neither ADES nor any of its Subsidiaries has, in the past two (2) years distributed stock of another Person, or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).
(o)Neither ADES nor its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iii) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (iv) is, or ever has been, resident in or subject to Tax in any country other than the country in which it is organized or (v) has, or has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or other taxable presence or other office or fixed place of business in a jurisdiction outside of the country in which it is organized or the United States, including any resulting from the activities of any third party agent of ADES or any of its Subsidiaries, including distributors.
(p)Neither ADES nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(q)Section 4.18(q) of the ADES Disclosure Schedule sets forth the entity classification of ADES and each of its Subsidiaries for U.S. federal income tax purposes. Neither ADES nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.
(r)Neither ADES nor any of its Subsidiaries has taken or agreed to take any action, or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent the Intended Tax Treatment.
For purposes of this Section 4.18, each reference to the ADES or its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, ADES or its Subsidiaries.

4.19Employee and Labor Matters; Benefit Plans.
(a)Section 4.19(a) of the ADES Disclosure Schedule is a list of all material ADES Benefit Plans. For purposes hereof, “ADES Benefit Plan” means each (i) material “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) other material pension, retirement, deferred compensation, incentive compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, medical or dependent care expense reimbursement, retiree medical or life insurance, disability, group insurance, paid-time off, holiday, welfare, or fringe benefit plan, program, contract, agreement, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by ADES or any ERISA Affiliate for the benefit of any current or former employee, director, officer or independent contractor of ADES or under which ADES has material Liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person). ADES has not agreed or committed to institute any other plan, program, arrangement or agreement that would be an ADES Benefit Plan if in effect as of the date of this Agreement, or to make any amendments to any of the ADES Benefit Plans (except as required by applicable Law).
(b)As applicable with respect to each ADES Benefit Plan, ADES has made available to Arq, true and complete copies of (i) each ADES Benefit Plan, including all amendments thereto, and in the case of an unwritten ADES Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the annual reports filed with any Governmental Body (e.g., Form 5500 and all schedules thereto) for each of the three years preceding the date of this Agreement, (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports and (vii) all material written communications within the last three (3) years between ADES and the IRS or Department of Labor or other Governmental Body with respect to any ADES Benefit Plan.
(c)Each ADES Benefit Plan has been established, maintained, operated and administered in all material respects in compliance with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws. All ADES Benefit Plans that constitute, or contain features that constitute, “deferred compensation” within the meaning of Section 409A of the Code have been operated at all times in compliance with such Code section in all material respects.
(d)Each ADES Benefit Plan intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter or is the subject of a favorable opinion letter from the IRS which may be currently relied on to the effect that such plan is qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of ADES nothing has occurred that would reasonably be expected to adversely affect the qualification of such ADES Benefit Plan or the tax exempt status of the related trust.
(e)Neither ADES or any ERISA Affiliate maintains, contributes to, is required to contribute to or at any time in the past six (6) years has maintained, contributed to, or been required to contribute to, or has any Liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).
(f)Except as would not have an ADES Material Adverse Effect, there are no pending audits or investigations by any Governmental Body involving any ADES Benefit Plan, and no pending or, to the Knowledge of ADES, threatened in writing claims (except for individual claims for benefits payable in the normal operation of the ADES Benefit Plans), suits or proceedings involving any ADES Benefit Plan, any fiduciary thereof or service provider thereto.
(g)Other than pursuant to severance agreements made available to Arq, no ADES Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law (at the sole cost of the applicable employee), ADES has not made a written or oral representation promising the same and neither ADES nor any ERISA Affiliate has any material Liability for failure to comply with the benefit continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
(h)Except as disclosed on Section 4.19(h) of the ADES Disclosure Schedule, neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any material payment becoming due to any current or former employee, director, officer, or independent contractor of ADES, (ii) materially increase any amount of compensation or benefits otherwise payable under any ADES Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any material benefits under any ADES Benefit Plan (except as may be required by applicable Law), (iv) require any contribution or payment to fund any obligation under any ADES Benefit Plan or (v) limit the right to merge, amend or terminate any ADES Benefit Plan.
(i)Except as disclosed on Section 4.19(i) of the ADES Disclosure Schedule, neither the execution of, nor the consummation of the transactions contemplated by this Agreement (either alone or when combined with the occurrence of any other event, including a termination of employment) could result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G(c) and the Treasury Regulations thereunder) with respect to ADES of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G(b)(2) and the Treasury Regulations thereunder).

(j)Except as disclosed in Section 4.19(j) of the ADES Disclosure Schedule, ADES has not agreed or committed to any “gross up” or similar agreements or arrangements of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999 with any current or former employee, officer, director or independent contractor of ADES.
(k)ADES is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of ADES, purporting to represent or seeking to represent any employees of ADES, including through the filing of a petition for representation election.
(l)Since December 31, 2018, except as would not have, individually or in the aggregate, an ADES Material Adverse Effect, ADES has been in compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as could not reasonably be expected to have, individually or in the aggregate, an ADES Material Adverse Effect, there are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of ADES, threatened in writing or reasonably anticipated against ADES relating to any employee, applicant for employment, consultant, employment agreement or ADES Benefit Plan.
(m)There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any material strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of ADES, any union organizing activity, against ADES.
(n)There is no Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of ADES, threatened in writing against ADES relating to labor, employment, employment practices, or terms and conditions of employment.
4.20Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect and except as set forth in the environmental assessments described on Section 4.20 of the ADES Disclosure Schedule: (i) ADES and its Subsidiaries are, and since December 31, 2016 have been in compliance with all applicable Environmental Laws, which compliance includes the possession by ADES or its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof; (ii) since December 31, 2016, ADES has not received any written notice which is pending and unresolved, whether from a Governmental Body or other Person, that alleges that ADES or its

Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of ADES, there are no circumstances that would reasonably be expected to prevent or interfere with ADES’ compliance in any material respects with any Environmental Law; (iii) no current or (during the time a prior property was leased or controlled by ADES or its Subsidiaries) prior property leased or controlled by ADES or its Subsidiaries has had a release of or exposure to Hazardous Materials in material violation of Environmental Law. Prior to the date hereof, ADES has provided or otherwise made available to Arq true and correct copies of all material environmental reports, assessments, studies and audits in the possession or reasonable control of ADES with respect to any property leased or controlled by ADES or any business operated by it. The parties agree and acknowledge that this Section 4.20 shall be ADES’ sole and exclusive representations and warranties regarding environmental matters, Environmental Laws and Hazardous Materials.
4.21Transactions with Affiliates. Except as set forth on Section 4.21 of the ADES Disclosure Schedule, there have been no transactions since January 1, 2020 between, on one hand, ADES or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of ADES or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding capital stock of ADES or (c) to the Knowledge of ADES, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than ADES) in each of the case of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
4.22No Financial Advisors. Except as set forth on Section 4.22 of the ADES Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of ADES or its Subsidiaries.
4.23Opinion of Financial Advisor. The ADES Board has received an opinion of Ducera Securities LLC to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the ADES Stock Consideration is fair, from a financial point of view, to the holders of ADES Common Stock (other than ADES Common Stock held by Arq or its affiliates) and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified. Arq acknowledges and agrees that such opinion may not be relied upon by Arq or any director, officer or employee thereof and that such opinion may not be distributed by Arq to any third party without the prior consent of Ducera Securities LLC.
4.24Insurance. ADES has made available to Arq accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of ADES and its Subsidiaries. Each material insurance policy of ADES and its Subsidiaries is in full force and effect and ADES and each of its Subsidiaries is in compliance in all material respects with the terms thereof. Neither ADES nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.
4.25Anti-Bribery. Since December 31, 2018, none of ADES or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Anti-Bribery Laws, each only to the extent they apply to ADES or any of its Subsidiaries. To ADES’ Knowledge, neither ADES nor any of its Subsidiaries is or has been, since December 31, 2018, the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
4.26Valid Issuance. Subject to the receipt of the ADES Stockholder Approval, the Arq Transaction Consideration to be issued to the Arq Shareholders will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid, nonassessable and free of any preemptive rights.
4.27SEC Documents.
(a)Since January 1, 2020 and through the date of this Agreement, ADES has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “ADES SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), (i) each of the ADES SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and (ii) to the extent such ADES SEC Document was filed pursuant to the Exchange Act, each ADES SEC Document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of ADES, as of the date hereof, none of the ADES SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the ADES SEC Documents. No Subsidiary of ADES is required to file any forms, reports or documents with the SEC. As used in this Section 4.27 the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b)ADES is in compliance in all material respects with all of the applicable listing and corporate governance rules of Nasdaq.
(c)None of the information supplied or to be supplied by ADES for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus will, at the time of the mailing of the Proxy Statement/Prospectus, including any amendments or supplements thereto, and at the time of the ADES Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, ADES make no representation or warranty with respect to any information supplied by Arq or any of its Representatives for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus.
4.28Disclaimer of Other Representations or Warranties. Except as previously set forth in this Section 4 or in any certificate delivered by ADES to Arq pursuant to this Agreement, Arq hereby acknowledges that neither ADES nor any other Person makes any representation or warranty, express or implied, at law or in equity, with respect to ADES, any of its Subsidiaries, or any of their respective assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed by Arq.
SECTION 5
CERTAIN COVENANTS OF THE PARTIES
5.1Operation of ADES’ Business.
(a)Except as set forth on Section 5.1(a) of the ADES Disclosure Schedule, as expressly required by this Agreement, as required by applicable Law or any COVID-19 Measures, or unless Arq shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Scheme of Arrangement Effective Time (the “Pre-Closing Period”), ADES shall, and shall cause each of its Subsidiaries to, conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute ADES Material Contracts.
(b)Except (i) as expressly required by this Agreement, (ii) as set forth in Section 5.1(b) of the ADES Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Arq (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, ADES shall not:
(i)declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the ADES Stock Plan or otherwise required by any ADES Stock Plan);
(ii)sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of ADES, (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of ADES, in each case other than pursuant to the vesting or settlement of ADES equity awards outstanding as of the date of this Agreement;
(iii)except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv)form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v)(A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) incur or guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $250,000 except for those specifically and to the extent set forth in the capital expenditure budget as set forth in Section 5.1(b)(v) of the ADES Disclosure Schedule, and in the case clauses (B) and (C), other than (1) guarantees by ADES of indebtedness of its wholly owned Subsidiaries or guarantees by its wholly owned Subsidiaries of indebtedness of ADES or any other wholly owned Subsidiary of ADES in the Ordinary Course of Business consistent with past practice and (2) capital lease obligations incurred in the Ordinary Course of Business;
(vi)other than as required by applicable Law or the terms of any ADES Benefit Plan as in effect on the date of this Agreement (including any retention arrangement entered into prior to the date of this Agreement and disclosed in Section 4.19(a) of the ADES Disclosure Schedule): (A) adopt, terminate, establish or enter into any material ADES Benefit Plan other than in the Ordinary Course of Business; (B) cause or permit any ADES Benefit Plan to be amended in any material respect other than in the Ordinary Course of Business; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any Key Employee, director or consultant, or (E) hire, terminate without cause or give notice of termination without cause to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $200,000 per year;
(vii)recognize any labor union, labor organization, or similar Person;
(viii)acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or authorize or announce an intention to so acquire, directly or indirectly, any Person, any material equity interest in such Person or all or a material portion of the assets of such Person, if the aggregate amount of consideration paid or transferred by ADES and its Subsidiaries would exceed $5,000,000;
(ix)sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance (other than Permitted Encumbrances)

with respect to such assets or properties, except (A) in the Ordinary Course of Business, (B) pursuant to Material Contracts existing as of the date of this Agreement, or (C) sales of ADES products and services, inventory, or used equipment in the Ordinary Course of Business consistent with past practice;
(x)sell, assign, transfer, license, sublicense or otherwise dispose of any material ADES IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(xi)change or revoke any material Tax election, file any amendment making any material change to any Tax Return, settle or compromise any material Tax liability, enter into any Tax Sharing Agreement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any material amount of Taxes (other than in connection with any extension of time to file any Tax Return), or change any material accounting method in respect of Taxes (except as required by GAAP or applicable Law);
(xii)enter into, materially amend or terminate any ADES Material Contract other than in the Ordinary Course of Business;
(xiii)make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed $250,000 other than in the Ordinary Course of Business;
(xiv)other than as required by Law or GAAP, take any action to change accounting policies or procedures; or
(xv)agree, resolve or commit to do any of the foregoing.
(xvi)Nothing contained in this Agreement shall give Arq, directly or indirectly, the right to control or direct the operations of ADES prior to the Scheme of Arrangement Effective Time. Prior to the Scheme of Arrangement Effective Time, ADES shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
5.2Operation of Arq’s Business.
(a)Except as set forth on Section 5.2(a) of the Arq Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law, as a result of COVID-19 Measures, or unless ADES shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: Arq shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute Arq Material Contracts.
(b)Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the Arq Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of ADES (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Arq shall not:
(i)declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted to any employee, director or consultant of Arq);
(ii)sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Arq, (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Arq, in each case other than pursuant to the vesting or settlement prior to the Scheme of Arrangement Effective Time of Arq equity awards outstanding as of the date of this Agreement;
(iii)except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv)form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v)(A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment other than in the Ordinary Course of Business in excess of $250,000 individually, or in the aggregate;
(vi)other than as required by applicable Law or the terms of any Arq Benefit Plan: (A) adopt, terminate, establish or enter into any Arq Benefit Plan; (B) cause or permit any material Arq Benefit Plan to be amended in any respect other than in the Ordinary Course of Business; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities made in the Ordinary Course of Business consistent with past practice; (D) increase the severance or change of control benefits offered to any Key Employee, director or consultant or (E) hire, terminate without cause or give notice of termination to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $200,000 per year;
(vii)recognize any labor union, labor organization, or similar Person;
(viii)acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or authorize or announce an intention to so acquire, directly or indirectly, any Person, any material equity interest in such Person or all or a material portion of the assets of such

Person, if the aggregate amount of consideration paid or transferred by Arq and its Subsidiaries would exceed $5,000,000;
(ix)sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance (other than Permitted Encumbrances) with respect to such assets or properties, except (A) in the Ordinary Course of Business, (B) pursuant to Material Contracts existing as of the date of this Agreement, or (C) sales of Arq products and services, inventory, or used equipment in the Ordinary Course of Business consistent with past practice;
(x)sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(xi)change or revoke any material Tax election, file any amendment making any material change to any Tax Return, settle or compromise any material Tax liability, enter into any Tax Sharing Agreement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any material amount of Taxes (other than in connection with any extension of time to file any Tax Return), or change any material accounting method in respect of Taxes (except as required by GAAP or applicable Law);
(xii)(A) terminate any Arq Material Contract or (B) enter into or materially amend any Arq Material Contract if such proposed Arq Material Contract or amendment to an Arq Material Contract (x) is not in the Ordinary Course of Business or (y) is in the Ordinary Course of Business but payments thereunder are expected to exceed $250,000, individually or in the aggregate;
(xiii)make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed $250,000, individually or in the aggregate;
(xiv)other than as required by Law or GAAP, take any action to change accounting policies or procedures; or
(xv)agree, resolve or commit to do any of the foregoing.
(c)Nothing contained in this Agreement shall give ADES, directly or indirectly, the right to control or direct the operations of Arq prior to the Scheme of Arrangement Effective Time. Prior to the Scheme of Arrangement Effective Time, Arq shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
5.3Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, ADES and Arq shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (b) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (c) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any access or investigation conducted by either ADES or Arq pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.
5.4ADES Non-Solicitation.
(a)Except as set forth in this Section 5.4, ADES agrees that, during the Pre-Closing Period, ADES shall not, and shall cause its Subsidiaries not to, and shall instruct its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage (including by providing information), induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding ADES to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to ADES or any of its Subsidiaries in connection with, an Acquisition Proposal or Acquisition Inquiry, (iv) execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Proposal or Acquisition Transaction; or (v) publicly propose to do any of the foregoing. ADES agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal; provided, that nothing in this Agreement shall restrict ADES from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver.
(b)Notwithstanding anything to the contrary in Section 5.4(a), at any time prior to obtaining approval of the ADES Stockholder Matters by ADES’ stockholders, ADES may, (A) in response to an unsolicited, bona fide, written Acquisition Proposal that did not result from a breach of Section 5.4(a) and that the ADES Board, after consultation with its outside legal counsel and financial advisors, determines in good faith constitutes, or would reasonably be expected to lead to a Superior Proposal, and (B) if the ADES Board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the ADES Board under applicable Law, (i) furnish information with respect to ADES and its Subsidiaries to the Person making such bona fide, written Acquisition Proposal pursuant to a customary confidentiality agreement containing terms at least as favorable to ADES as those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for ADES to be able to comply with its obligations under this Agreement and it being understood that ADES may enter into a confidentiality agreement without a standstill provision) and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such bona fide, written Acquisition Proposal; provided, however, that ADES shall promptly provide or make available to Arq any material non-public information concerning ADES or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously provided or made available to Arq and, provided, further, that, upon receipt of any Acquisition Proposal or Acquisition Inquiry, ADES shall promptly (and in no event later than one (1) Business Day after ADES becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Arq in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). ADES shall promptly keep Arq reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.
(c)Subject to the permitted actions contemplated by clauses (d) and (e) below, and Section 10.1(g), neither the ADES Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Arq, or publicly propose to withdraw or modify in a manner adverse to Arq, the ADES Board Recommendations or approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of such actions, an “Adverse Recommendation Change”), or (ii) cause or permit ADES or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement (other than a confidentiality agreement referred to in Section 5.4(b) entered into in compliance with Section 5.4(b)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.
(d)Notwithstanding anything to the contrary set forth in this Section 5.4, following receipt of a written Acquisition Proposal by ADES after the date of this Agreement that did not result from a material breach of this Section 5.4 and that the ADES Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, the ADES Board may, at any time prior to the ADES Stockholders’ Meeting, make an Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 10.1(g), or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met:
(i)(A) ADES shall have provided to Arq three Business Days’ prior written notice, which shall state expressly (1) that it has received a written Acquisition Proposal that constitutes a Superior Proposal, (2) the material terms and conditions of the Acquisition Proposal

(including the consideration offered therein and the identity of the Person or group making the Acquisition Proposal) and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and an additional two Business Day period) and (3) that, subject to clause (ii) below, the ADES Board has determined to make an Adverse Recommendation Change or to terminate this Agreement in accordance with Section 10.1(g) in order to enter into the Alternative Acquisition Agreement, as applicable and (B) prior to making such Adverse Recommendation Change or terminating this Agreement in accordance with Section 10.1(g), as applicable, (x) ADES shall have used commercially reasonable efforts to engage in good faith with Arq (to the extent Arq wishes to engage) during such notice period, which may be on a non-exclusive basis, to consider any adjustments proposed by Arq to the terms and conditions of this Agreement such that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal and (y) in determining whether to make an Adverse Recommendation Change or to effect a termination in accordance with Section 10.1(g), the ADES Board shall have taken into account any changes to the terms of this Agreement proposed by Arq and any other information provided by Arq in response to such notice; and
(ii)the ADES Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms proposed by Arq and the payments to Arq pursuant to Section 10.3 hereof triggered and which may be borne by ADES as a result of making an Adverse Recommendation Change, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Adverse Recommendation Change or to so terminate this Agreement in accordance with Section 10.1(g), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
(e)Notwithstanding anything to the contrary set forth in this Section 5.4, upon the occurrence of any Intervening Event, the ADES Board may, at any time prior to the ADES Stockholders’ Meeting, make an Adverse Recommendation Change if all of the following conditions are met:
(i)ADES shall have (A) provided to Arq three Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the ADES Board has determined to make an Adverse Recommendation Change and (B) prior to making such an Adverse Recommendation Change, used commercially reasonable efforts to engage in good faith with Arq (to the extent Arq wishes to engage) during such three Business Day period to consider any adjustments proposed by Arq to the terms and conditions of this Agreement such that the failure of the Arq Board to make an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and
(ii)the ADES Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that in light of such Intervening Event and taking into account any revised terms proposed by Arq, the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
(f)ADES promptly (and in any event within 48 hours) shall advise Arq orally and in writing of (i) any written Acquisition Proposal, (ii) any written request for non-public information relating to ADES or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal and (iii) any written inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including in each case the identity of the Person making any such Acquisition Proposal, inquiry or request and the material terms of any such Acquisition Proposal, inquiry or request and thereafter shall keep Arq informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.
(g)Nothing set forth in this Agreement shall prevent ADES or the ADES Board from (i) taking and disclosing to its shareholders a position in compliance with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from (ii) making any required disclosure to ADES’ stockholders if, in the good faith judgment of the ADES Board, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law.
(h)As used in this Agreement:
(i)“Intervening Event” means a material effect that (i) was not known to, or reasonably foreseeable by, the ADES Board prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the ADES Board prior to the ADES Stockholders’ Meeting, (ii) that occurs or arises after the date of this Agreement, and (iii) does not relate to an Acquisition Proposal.
(ii)“Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal that was not obtained or made as a result of a breach of (or in violation of) this Agreement; (A) on terms which the ADES Board determines in good faith, after consultation with ADES’ outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of shares of ADES Common Stock than the Contemplated Transactions, taking into account all the terms and conditions of such proposal, and this Agreement, and (B) that the ADES Board believes is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Transaction shall be deemed to be references to “50%.”
5.5Arq Non-Solicitation. Arq agrees that, during the Pre-Closing Period, Arq shall not, and shall use its commercially reasonable efforts to cause its Subsidiaries and Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage

(including by providing information) any inquiries, proposals or offers with respect to, or the making or completion of, an Acquisition Proposal or (ii) engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to Arq or any of its Subsidiaries in connection with, an Acquisition Proposal. Arq agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.
5.6Notification of Certain Matters. During the Pre-Closing Period, Arq and ADES shall promptly notify the other Party (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Proceeding against or involving or otherwise affecting such Party is commenced, or, to the Knowledge of such Party, threatened in writing against the Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party; (c) such Party becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 and Section 9, as applicable, impossible or materially less likely. No notification given to the other Party pursuant to this Section 5.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Parties this Agreement or the Disclosure Schedules for purposes of Section 7, Section 8 and Section 9, as applicable.
SECTION 6
ADDITIONAL AGREEMENTS OF THE PARTIES
6.1Proxy Statement/Prospectus and Form S-4.
(a)As promptly as reasonably practicable following the date of this Agreement, (i) ADES and New ADES shall prepare and cause to be filed with the SEC, a proxy statement and a registration statement on Form S-4 in connection with the registration under the Securities Act of the New ADES Common Stock to be issued in the ADES Merger (as amended or supplemented from time to time, “Form S-4”) in which the proxy statement will be included as a prospectus (the “Proxy Statement/Prospectus”).
(b)Without limiting the generality of the foregoing, Arq will furnish to ADES the information relating to it required by the Exchange Act, and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement/Prospectus and Form S-4. ADES shall not file the Form S-4 without providing Arq a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by ADES). ADES shall use its reasonable best efforts to resolve all SEC comments with respect to the Form S-4 as promptly as practicable after receipt thereof and to cause the S-4 to be declared effective by the SEC and to cause the Proxy statement/Prospectus to be mailed to ADES’ stockholders as promptly as reasonably practicable thereafter. ADES agrees to consult with Arq prior to responding to SEC comments with respect to the Proxy Statement/Prospectus or Form S-4. Each of ADES and Arq agree to correct any information provided by it for use in the Form S-4. ADES shall as soon as reasonably practicable notify Arq of the receipt of any comments from the SEC with respect to the Form S-4 and any request by the SEC for any amendment to the Proxy Statement/Prospectus or Form S-4, as applicable, or for additional information.
(c)If at any time prior to the ADES Stockholders’ Meeting, any information relating to Arq, ADES, or any of their respective Affiliates, directors or officers should be discovered by Arq or ADES, which should be set forth in an amendment or supplement to the Proxy Statement/Prospectus so that the Proxy Statement/Prospectus shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment, supplement or other filing incorporated by reference into the Proxy Statement/Prospectus, describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of ADES in each case, as promptly as reasonably practicable.
6.2Arq Consent. Under no circumstances shall Arq assert that any other approval or consent is necessary by its shareholders to approve this Agreement and the Contemplated Transactions other than the Arq Shareholder Approval.
6.3ADES Stockholders’ Meeting.
(a)ADES shall, as soon as reasonably practicable following the date that the Form S-4 is declared effective by the SEC, take all reasonably necessary action to call, give notice of and hold a meeting of the holders of ADES Common Stock for purposes of obtaining the ADES Stockholder Approval (the “ADES Stockholders’ Meeting”). ADES shall take reasonable measures to ensure that all proxies solicited in connection with the ADES Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the ADES Stockholders’ Meeting, or a date preceding the date on which the ADES Stockholders’ Meeting is scheduled, ADES reasonably believes that (i) it will not receive proxies sufficient to obtain the ADES Stockholder Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of ADES Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the ADES Stockholders’ Meeting, ADES may postpone or adjourn, or make one or more successive postponements or adjournments of, the ADES Stockholders’ Meeting as long as the date of the ADES Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments.
(b)Except to the extent the ADES Board shall have effected an Adverse Recommendation Change in accordance with Section 5.4(d), the ADES Board shall include in the Proxy Statement/Prospectus the recommendation of the ADES Board that the stockholders of ADES vote to approve the ADES Stockholder Matters (the recommendation of the ADES Board being referred to as the “ADES Board Recommendation”).
6.4Responsibilities of Arq in Respect of the Scheme of Arrangement.
(a)Arq shall:

(i)prepare as promptly as reasonably practicable following the date hereof the shareholder document incorporating the Scheme of Arrangement (the “Scheme Document”), in accordance with applicable Laws, and all other documentation reasonably necessary to effect the Scheme of Arrangement and to convene the Arq GM and Scheme Meeting;
(ii)consult with ADES as to the form and content of the Scheme Document and, solely to the extent the Scheme Document reflects (i) terms that are inconsistent with the terms of this Agreement (including any obligations of ADES) or (ii) disclosures about ADES (including communications or other actions by ADES) leading to execution of this Agreement, seek the approval of ADES (such approval not to be unreasonably withheld, conditioned or delayed) (provided, that the terms of the Scheme of Arrangement shall be in all material respects consistent with the terms of this Agreement; provided further, that in no event shall Arq’s obligations pursuant to this Section 6.4(a)(ii) prevent Arq from complying with applicable Law;
(iii)afford ADES reasonably sufficient time to review the Scheme Document in order to provide comments and take into consideration in good faith all comments reasonably proposed by ADES;
(iv)not finalize or post the Scheme Document to the Arq Shareholders without providing advance notice to ADES;
(v)provide ADES with drafts of the forms of proxy for use by the Arq Shareholders at the Arq GM and the Scheme Meeting (the “Forms of Proxy”), all the necessary evidence and pleadings in relation to the Scheme of Arrangement (the “Court Documentation”) and any supplemental circular or document required to be published or submitted to the Court in connection with the Scheme of Arrangement or any variation or amendment to the Scheme of Arrangement (a “Scheme Supplemental Document”), in each case prepared in accordance with applicable Laws and customary practice;
(vi)afford ADES reasonably sufficient time to review all such documents detailed in clause (v) above and take into consideration in good faith all comments reasonably proposed by ADES;
(vii)for the purpose of implementing the Scheme of Arrangement (but not for the purposes of representing Arq before the Court), instruct a UK barrister (of senior counsel standing) and provide ADES and its advisers with the opportunity to attend any meetings with such barrister to discuss matters pertaining to the Scheme of Arrangement and any issues arising in connection with it (except to the extent the barrister is to advise on matters relating to the fiduciary duties of the directors of Arq or otherwise in circumstances where a conflict has arisen between the interests of Arq and ADES);
(viii)as promptly as reasonably practicable, notify ADES of any matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or the Court Documentation;
(ix)as promptly as reasonably practicable, make all necessary applications to the Court in connection with the implementation of the Scheme of Arrangement (including applying to the Court for leave to convene the Scheme Meeting and settling with the Court the

Scheme Document, the Forms of Proxy and any Scheme Supplemental Document and taking such other steps as may be required or desirable in connection with such applications, in each case as promptly as reasonably practicable), and use its reasonable best efforts so as to ensure that the hearing of such proceedings occurs as promptly as practicable in order to facilitate the dispatch of the Scheme Document and any Scheme Supplemental Document and seek such directions of the Court as it considers necessary or desirable in connection with the Scheme Meeting;
(x)procure the publication of any advertisements required by applicable Law and dispatch of the Scheme Document, the Forms of Proxy and any Scheme Supplemental Document to Arq Shareholders on the Register of Members of Arq on the record date as agreed with the Court, as promptly as reasonably practicable after the approval of the Court to dispatch the documents being obtained, and thereafter shall publish and/or post such other documents and information (the form of which shall be agreed between the Parties) as the Court may approve or direct from time to time in connection with the implementation of the Scheme of Arrangement in accordance with applicable Law as promptly as reasonably practicable after the approval of the Court to publish or post such documents being obtained;
(xi)procure that the Scheme Document includes the Arq Board Recommendation;
(xii)include in the Scheme Document a notice convening the Arq GM to be held immediately following the Scheme Meeting to consider and, if thought fit, approve the Arq Shareholder Resolutions and convene the Scheme Meeting and the Arq GM, subject to the approval of the Court, for the date that is at least 21 and no more than 30 clear days after the dispatch of the Scheme Document (not counting the day notice of the Scheme Meeting is deemed received and the day of the Scheme Meeting itself) (subject only to Section 6.5);
(xiii)call, convene, hold and conduct the Scheme Meeting and the Arq GM in compliance with this Agreement, Arq’s Organizational Documents and applicable Laws and permit up to four representatives of ADES and/or its financial and legal advisers to attend and observe the Scheme Meeting and the Arq GM;
(xiv)prior to the Scheme Meeting, keep ADES informed on a regular basis in the two weeks prior to the Scheme Meeting of the number of valid proxy votes received in respect of resolutions to be proposed at the Scheme Meeting and/or the Arq GM (with the number of valid proxy votes for and against being separately identified in respect of each resolution), and in any event provide such number as promptly as reasonably practicable following a request by ADES or its Representatives, but not more than one time per day;
(xv)except as required by applicable Law or the Court or pursuant to Section 6.6(a), not postpone or adjourn the Scheme Meeting and/or the Arq GM; provided, however, that Arq may, without the consent of ADES and only in accordance with the Arq Articles of Association and applicable Law, adjourn or postpone the Scheme Meeting and/or the Arq GM (i) to the extent reasonably necessary to ensure that any required supplement or amendment to the Scheme Document is provided to the Arq Shareholders or to permit dissemination of information which is material to the Arq Shareholders voting at the Scheme

Meeting and/or the Arq GM, but only for so long as the Board of Directors of Arq has determined in good faith that such action is reasonably necessary or advisable to give the Arq Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated, or (ii) if, as of the time for which the Scheme Meeting or the Arq GM is scheduled (as set forth in the Scheme Document), there are insufficient Arq Shares or Arq Shareholders represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Scheme Meeting or the Arq GM, but only until a meeting can be held at which there is a sufficient number of Arq Shares or Arq Shareholders represented to constitute a quorum or (B) to obtain the Arq Shareholder Approval, but only until a meeting can be held at which there is a sufficient number of votes of the Arq Shareholders to obtain the Arq Shareholder Approval;
(xvi)not withdraw the Scheme of Arrangement or allow it to lapse without the prior written consent of ADES;
(xvii)following the Scheme Meeting and Arq GM, assuming the Scheme of Arrangement and Arq Shareholder Resolutions are duly passed (including by the requisite majorities required under Article 125(2) of the Companies Law in the case of the Scheme Meeting), take all necessary steps on the part of Arq to prepare and issue, serve and lodge all such court documents as are required to seek the sanction of the Court to the Scheme of Arrangement as promptly as reasonably practicable thereafter;
(xviii)give such undertakings as are required by the Court in connection with the Scheme of Arrangement as are reasonably and commercially necessary or desirable to implement the Scheme of Arrangement;
(xix)as promptly as reasonably practicable after the Court Order is made, or is otherwise compatible with Section 1.3 and Section 1.4, deliver the Court Order to the Registrar of Companies in Jersey;
(xx)promptly provide ADES with a certified copy of the resolutions passed at the Scheme Meeting, the Arq Shareholder Resolutions and of each order of the Court (including the Court Order) once obtained;
(xxi)enforce the obligations of the parties under the Voting and Lock-Up Agreements; and
(xxii)subject to the foregoing, take any other action reasonably necessary to make the Scheme of Arrangement effective as provided for or contemplated by this Agreement.
6.5Responsibilities of ADES in Respect of the Scheme of Arrangement.
(a)ADES shall:
(i)instruct a Jersey advocate to appear on its behalf at the Court hearing to request the convening of the Scheme Meeting and the Court hearing to sanction the Scheme of Arrangement and undertake to the Court to be bound by the terms of the Scheme of Arrangement (including the issuance of the New ADES Common Stock pursuant thereto) insofar as it relates to ADES, provided that this shall not oblige ADES to waive any of the conditions to Closing set forth herein or treat them as satisfied;
(ii)subject to the terms of this Agreement, afford all such cooperation and assistance as may reasonably be requested of it by Arq in respect of the preparation and verification of any document required for the implementation of the Scheme of Arrangement, including the provision to Arq of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Arq may reasonably request (including for the purposes of preparing the Scheme Document or any Scheme Supplemental Document) and to do so in a timely manner;
(iii)review and provide comments (if any) in a reasonably timely manner on all such documentation submitted to it; and
(iv)as promptly as reasonably practicable, notify Arq of any matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or the Court Documentation.
6.6Mutual Provisions in Relation to the Scheme of Arrangement and the Meetings.
(a)Notwithstanding anything to the contrary in this Agreement, ADES and Arq shall cooperate to schedule and convene the Scheme Meeting and Arq GM for the same date. In connection with the Scheme Meeting, Arq shall take the actions set forth on Section 6.6(a) of the Arq Disclosure Schedule.
(b)If ADES or Arq acting reasonably considers that an amendment should be made to the provisions of the Scheme of Arrangement or the Scheme Document in order to implement the Contemplated Transactions in as efficient a manner as practicable or otherwise either prior to or after consideration by the Court, it may notify the other Party and the Parties shall be obliged to consider and negotiate, acting reasonably and in good faith, such amendment (provided, that no Party shall be required to consider and negotiate in good faith any amendment that would materially and adversely affect it, its shareholders or the likelihood of consummation of the Contemplated Transactions and each Party recognizes that any amendments may require the recommencement of the Court approval process and/or a new notice of the Scheme Meeting to be sent).
6.7Regulatory Approvals.
(a)Upon the terms and subject to the conditions set forth in this Agreement, each of ADES and Arq agree to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Contemplated Transactions, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any ADES Material Contract or Arq Material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Bodies, make all necessary registrations, declarations and filings and obtain an approval or waiver from, or to avoid any Proceeding by, any Governmental Body, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, that neither ADES nor any of its Subsidiaries, on the one hand, nor Arq nor any of its Subsidiaries, on the other hand, shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of ADES, on the one hand, or Arq, on the other hand, (except for any standard fees required in connection with licensing or registrations applications or other filings required to effectuate the Contemplated Transactions). Without limiting the generality of the foregoing, ADES and Arq shall, promptly and in any event within fifteen Business Days following the date hereof, file with the United States Federal Trade Commission and the United States Department of Justice the Notification and Report Form required for the Contemplated Transactions pursuant to the HSR Act. The filing fee required for the filings to be made pursuant to the HSR Act shall be borne equally by ADES and Arq. If, at the time ADES and Arq file their respective Notification and Report Forms with the Federal Trade Commission and the United States Department of Justice pursuant to the HSR Act, the option of requesting early termination of the applicable waiting period under the HSR Act is available, ADES and Arq shall each request early termination of such waiting period. ADES and Arq shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, ADES and Arq shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to ADES or Arq, as the case may be, and any of their respective Subsidiaries, that appears in any filing (except for the Notification and Report Form pursuant to the HSR Act) made with, or substantive written materials submitted to, any third party and/or any Governmental Body in connection with the Contemplated Transactions. In exercising the foregoing rights, each of ADES and Arq shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Body, ADES and Arq shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other substantive written communications received by ADES or Arq, as the case may be, or any of their respective Subsidiaries, from any Governmental Body and/or third party with respect to such transactions, and, to the extent practicable under the circumstances and as permitted by the relevant Governmental Body, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Body in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby. Notwithstanding the foregoing, a Party shall not be required to share any information or materials with the other Party which such Party reasonably determines to be competitively sensitive, provided that, at the discretion of such Party, such Party may designate any such information or materials for review only by the other Party’s outside counsel by identifying such information and materials as “Outside Counsel Only Materials”, and the other Party shall cause the other Party’s outside counsel to not disclose any such designated information and materials to any other Person. Each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.
(b)Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Body) with respect to the Contemplated Transactions, neither ADES nor Arq nor any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. Subject to the immediately foregoing sentence, the parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.
6.8Indemnification of Officers and Directors.
(a)From the Scheme of Arrangement Effective Time through the sixth anniversary of the date thereof, New ADES shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes after the Scheme of Arrangement Effective Time, a director, officer, fiduciary or agent of New ADES or any of its Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of New ADES or its Subsidiaries, whether asserted or claimed prior to, at or after the Scheme of Arrangement Effective Time, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from New ADES upon receipt by New ADES from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to New ADES, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b)The provisions of the Organizational Documents of New ADES and its Subsidiaries with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of New ADES and its Subsidiaries that are presently set forth in the Organizational Documents of New ADES shall not be amended, modified or repealed for a period of six years from the Scheme of Arrangement Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Scheme of Arrangement Effective Time, were officers or directors of New ADES or its Subsidiaries. The Organizational Documents of New ADES shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of ADES.
(c)From and after the Scheme of Arrangement Effective Time, New ADES shall fulfill and honor in all respects the obligations of ADES or its Subsidiaries to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under ADES’ Organizational Documents and pursuant to any indemnification agreements between ADES and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the ADES Merger Effective Time.
(d)From and after the ADES Merger Effective Time, New ADES shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to ADES. In addition, prior to the ADES Merger Effective Time, ADES shall purchase a six (6)-year prepaid “tail policy” through ADES’ recognized broker of record for the non-cancellable extension of the directors’ and officers’ liability coverage of ADES’ existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the ADES Merger Effective Time with respect to any claim related to any period of time at or prior to the ADES Merger Effective Time (the “D&O Tail Policy”).
(e)From and after the ADES Merger Effective Time, ADES Surviving Corporation shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.8 in connection with their successful enforcement of the rights provided to such persons in this Section 6.8.
(f)The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of ADES by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.
(g)In the event ADES or Arq or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of ADES or Arq, as the case may be, shall succeed to the obligations set forth in this Section 6.8.
6.9Additional Agreements. The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (a) shall make all filings, announcements, and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.
6.10Certain Tax Matters.
(a)Intended Tax Treatment.
(i)The parties to this Agreement intend that (i) the ADES Merger, Arq Share Acquisition and PIPE Investment, taken together, qualify as a transaction described in Section 351 of the Code and (ii) the Arq Share Acquisition qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (collectively, the “Intended Tax Treatment”). Such parties shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment by taking the actions set forth on Schedule 6.10(a).
(ii)Each of ADES, New ADES, Merger Sub and Arq shall (and shall cause its Subsidiaries to) use its reasonable best efforts to cause the Intended Tax Treatment, and shall not take or knowingly fail to take any action (and will cause its Subsidiaries not to take or knowingly fail to take any action) which action or failure to act could reasonably be expected to impede or prevent the Intended Tax Treatment.
(b)Notice. Arq shall promptly notify ADES if, at any time before the ADES Merger Effective Time, Arq becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment. ADES shall promptly notify Arq if, at any time before the ADES Merger Effective Time, ADES becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.
(c)Plan of Reorganization. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Each such party shall cause all Tax Returns relating to the Arq Share Acquisition filed by such party to be filed on the basis of treating the Arq Share Acquisition as a reorganization within the meaning of Section 368(a) of the Code, in each case, unless otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).
(d)Plan for Second Merger. If ADES determines prior the Closing Date (or, following the Closing Date, ADES and Arq determine) that, based on consultation with tax counsel, it would be advisable as part of the transactions contemplated by this Agreement to effect a second-step merger of ADES Surviving Corporation with and into New ADES (or an entity disregarded as a separate from New ADES for U.S. federal tax purposes), with New ADES (or such disregarded entity) surviving, following the transactions contemplated by this Agreement, then the Parties shall complete such merger pursuant to documentation with terms similar or analogous to this Section 6.10.
6.11Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such disclosure is requested by a Governmental Body or such Party shall have determined in good faith that such disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service and, to the extent practicable, before such press release or disclosure is issued or made, such Party shall have used commercially reasonable efforts to advise the other Party of, and consult with the other Party regarding, the text of such press release or disclosure; provided, however, that ADES may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Arq or ADES in compliance with this Section 6.11, provided, further, that Arq may disclose the Contemplated Transactions to potential investors so long as prior to any such disclosure, each such investor enters into a nondisclosure agreement with Arq to preserve the confidentiality of the Contemplated Transactions.
6.12Listing. Prior to the ADES Merger Effective Time, New ADES shall cause the shares of New ADES Common Stock to be issued in connection with the ADES Merger, the Arq Share Acquisition and such other shares of New ADES Common Stock to be reserved for issuance in connection with the ADES Merger and Arq Share Acquisition to be approved for listing on Nasdaq, subject to official notice of issuance.
6.13Securities Act Exemption. ADES and Arq shall use their reasonable best efforts to cause the New ADES Common Stock issued to the Arq Shareholders upon the Scheme of Arrangement becoming effective to be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act and in reliance on exemptions from registration under state “blue sky” or securities Laws.
6.14Section 16 Matters. Prior to the ADES Merger Effective Time, ADES and Arq shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of ADES Common Stock and any options to purchase ADES Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to New ADES, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least thirty (30) days prior to the Closing Date, Arq shall furnish the following information to ADES for each individual who, immediately after the Scheme of Arrangement Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to New ADES: (a) the Arq Shares owned by such individual and expected to be exchanged for shares of New ADES Common Stock pursuant to the Contemplated Transactions, and (b) the number of other derivative securities (if any) with respect to Arq Shares owned by such individual and expected to be converted into shares of New ADES Common Stock or derivative securities with respect to New ADES Common Stock in connection with the Contemplated Transactions.
6.15Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Scheme of Arrangement Effective Time.
6.16Arq Financial Statements. As promptly as reasonably practicable following the date of this Agreement, but in the case of the information described in clause (i) of this Section 6.16 no event later than September 1, 2022, Arq will furnish to ADES (i) audited financial statements for Arq for the fiscal years ended 2020 and 2021, for inclusion in the Proxy Statement/Prospectus and Form S-4; and (ii) unaudited interim financial statements for Arq for each interim period completed prior to Closing that would be required to be included in the Proxy Statement/Prospectus or Form S-4 or any periodic report due prior to the Closing if Arq were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (collectively, the “Arq Interim Financial Statements”). Each of the audited financial statements and the Arq Interim Financial Statements will be suitable for inclusion in the Proxy Statement/Prospectus and Form S-4 and prepared in accordance with IFRS as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in shareholders’ equity, and cash flows of Arq as of the dates of and for the periods referred to in the audited financial statements or the Arq Interim Financial Statements, as the case may be.
6.17Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, Arq, the Arq Board, ADES and the ADES Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.
6.18Stockholder Litigation. ADES shall conduct and control the settlement and defense of any stockholder litigation against ADES or any of its directors relating to this Agreement or the Contemplated Transactions. Without limiting the foregoing, prior to the Closing, ADES shall give Arq the opportunity to consult with ADES in connection with the defense and settlement of any such stockholder litigation, and ADES shall keep Arq reasonably apprised of any material developments in connection with any such stockholder litigation.
6.19Financing Cooperation.
(a)Arq shall, and shall use commercially reasonable efforts to cause its Representatives to, cooperate with the ADES in connection with the Debt Financing as may be reasonably requested by the ADES, including:
(i)as promptly as reasonably practicable, furnishing the ADES and the Debt Financing Sources and their respective Representatives with such financial and other pertinent information within Arq’s possession regarding the Arq Companies as may be customarily required or desirable for completion of similar debt financing and reasonably requested by ADES, its advisors or its Debt Financing Sources, including customary authorization letters authorizing the distribution of such information to potential financing sources (including customary representations with respect to accuracy of information and material non-public information);
(ii)assisting ADES and the Debt Financing Sources in the preparation of bank information memoranda and similar documents for any of the Debt Financing, including the execution and delivery of customary representation letters in connection with bank information memoranda;
(iii)assisting the ADES and the Debt Financing Sources in the preparation and negotiation of definitive written financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, hedging arrangements, customary officer’s certificates and corporate resolutions, as applicable) as may reasonably be requested and subject to the occurrence of the Closing;
(iv)using reasonable efforts to facilitate the pledging of collateral for the Debt Financing (including cooperation in connection with the pay-off of existing Indebtedness to the extent contemplated by this Agreement and the release of related Encumbrances and termination of security interest); and
(v)providing at least three Business Days prior to the Closing Date all documentation and other information as is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent requested at least 10 Business Days prior to the anticipated Closing Date;
(b)Arq hereby consents to the use in a customary manner of Arq and its Subsidiaries’ logos in connection with the Debt Financing but only to the extent that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Arq and its Subsidiaries or the reputation or goodwill of Arq and its Subsidiaries.
6.20Arq Subsidiary Ownership. Prior to the Closing Date, Arq shall take such action as required to cause each Subsidiary of Arq to be wholly-owned, directly or indirectly, by Arq, free and clear of all Encumbrances of any nature whatsoever, as of the Closing Date.
6.21Arq Entity Formation. Prior to the Closing Date, if requested by ADES, and reasonably acceptable to Arq, Arq shall take such action as required to form a new corporate subsidiary of Arq, incorporated under the laws of Delaware and to cause such newly incorporated subsidiary to form another new corporate subsidiary under the laws of Delaware, and upon such request by ADES, such newly formed subsidiaries of Arq will be deemed to be New ADES and Merger Sub for purposes of this Agreement and the transactions contemplated hereby, and the Parties shall effect the transactions contemplated hereby as if such newly formed subsidiaries of Arq were New ADES and Merger Sub.

SECTION 7
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY
The obligations of each Party to consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
7.1No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
7.2Listing. The shares of New ADES Common Stock constituting the ADES Merger Consideration and the Arq Transaction Consideration to be issued pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the Nasdaq Global Market as of and following the Closing.
7.3Shareholder Approval. The ADES Stockholder Approval and the Arq Shareholder Approval shall have been obtained.
7.4Scheme of Arrangement. The Scheme of Arrangement shall have been sanctioned by the Court with or without modification (but subject to any non de minimis modification being acceptable to both Parties acting reasonably and in good faith) and a copy of the Court Order shall have been delivered to Registrar of Companies in Jersey.
7.5HSR Approval. All waiting periods applicable to the Contemplated Transactions under the HSR Act, including any secondary acquisition notifications pursuant to 16 C.F.R. § 801.4, shall have expired or been terminated.
7.6Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order.
SECTION 8
ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ADES
The obligation of ADES to consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by ADES, at or prior to the Closing, of each of the following conditions:
8.1Accuracy of Representations. (i) The representations and warranties of Arq contained in Section 3.3 and Section 3.5 of this Agreement shall be true and correct in all respects (except for de minimis inaccuracies) on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all respects (except for de minimis inaccuracies) on such particular date, (ii) the representations and warranties of Arq contained in

Section 3.1(a), Section 3.1(c), Section 3.2, and Section 3.4(a) of this Agreement shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all material respects on such particular date, and (iii) each of the other representations and warranties of Arq contained in this Agreement (other than those described in the foregoing clauses (i) and (ii)) shall be true and correct in all respects (without regard to any materiality or Arq Material Adverse Effect qualifier set forth therein) on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all respects, as of such particular date (without regard to any materiality or Arq Material Adverse Effect qualifier set forth therein), except in the case of this clause (iii) for inaccuracies of representations and warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have an Arq Material Adverse Effect.
8.2Performance of Covenants. Arq shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Scheme of Arrangement Effective Time.
8.3Documents. ADES shall have received a certificate which shall be in full force and effect executed by the Chief Executive Officer or Chief Financial Officer of Arq certifying that the conditions set forth in Sections 8.1 and 8.2 have been duly satisfied.
8.4No Arq Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Arq Material Adverse Effect.
8.5PIPE Investment. New ADES shall have received cash from the PIPE Investors in an aggregate amount equal to the PIPE Commitment Amount in accordance with the terms of the PIPE Subscription Agreements.
8.6Arq Equity Conversions. Each outstanding Arq Preferred Share, Arq Option, Arq Warrant and any other outstanding security of Arq (other than Arq Ordinary Shares) shall have either been converted into Arq Ordinary Shares or cancelled for no consideration.
8.7Debt Financing. The Debt Financing Sources shall have funded the Debt Financing in an amount of at least $10,000,000.
SECTION 9
ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ARQ
The obligations of Arq to consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Arq, at or prior to the Closing, of each of the following conditions:
9.1Accuracy of Representations. (i) The representations and warranties of ADES contained in Section 4.3 and Section 4.6(a) of this Agreement shall be true and correct in all respects (except for de minimis inaccuracies) on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all respects (except for de minimis inaccuracies) on such particular date, (ii) the representations and warranties of ADES contained in Section 4.1(a) and Section 4.5(a) of this Agreement shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all material respects on such particular date, and (iii) each of the other representations and warranties of ADES contained in this Agreement (other than those described in the foregoing clauses (i) and (ii)) shall be true and correct in all respects (without regard to any materiality or ADES Material Adverse Effect qualifier set forth therein) on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date except for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct in all respects, as of such particular date (without regard to any materiality or ADES Material Adverse Effect qualifier set forth therein), except in the case of this clause (iii) for inaccuracies of representations and warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect.
9.2Performance of Covenants. ADES shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Scheme of Arrangement Effective Time.
9.3Documents. Arq shall have received the following documents, each of which shall be in full force and effect:
(a)a certificate executed by the Chief Executive Officer or Chief Financial Officer of ADES confirming that the conditions set forth in Sections 9.1 and 9.2 have been duly satisfied; and
(b)A copy of the fairness opinion represented by ADES in Section 4.23.
9.4No ADES Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any ADES Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have an ADES Material Adverse Effect.
SECTION 10
TERMINATION
10.1Termination. This Agreement may be terminated prior to the Scheme of Arrangement Effective Time (whether before or after approval of the ADES Stockholder Matters by ADES’ stockholders, unless otherwise specified below):
(a)by mutual written consent of ADES and Arq;

(b)by either ADES or Arq if the Contemplated Transactions shall not have been consummated by April 30, 2023 (the “Initial End Date”, as may be extended as provided in this Section 10.1(b), the “End Date”); provided, however, that the Initial End Date shall be automatically extended until June 30, 2023 if, on the Initial End Date, the condition to Closing set forth in Section 7.1 (to the extent that the failure of such condition to be satisfied arises from an antitrust Law) or Section 7.5 shall not have been satisfied or waived and all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date); provided, further, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Arq, on the one hand, or to ADES, on the other hand, if such Party’s action or failure to act (whether such action or failure to act constitutes a breach of this Agreement) has been the primary cause of, or primarily resulted in, the failure of the Contemplated Transactions to occur on or before the End Date;
(c)by either ADES or Arq if a court of competent jurisdiction or other Governmental Body shall have enacted, issued, promulgated, enforced or entered into any Law having the effect of making illegal, permanently restraining, enjoining or otherwise permanently prohibiting the consummation of the Contemplated Transactions and such Law shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any Party if such Law was primarily caused by, or primarily resulted from, such Party’s breach of, or failure to perform or comply with, any of its covenants or agreements hereunder
(d)by either ADES or Arq if (i) the ADES Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and ADES’ stockholders shall have taken a final vote on the ADES Stockholder Matters and (ii) the ADES Stockholder Matters shall not have been approved at the ADES Stockholders’ Meeting (or at any adjournment or postponement thereof) by the ADES Stockholder Approval;
(e)by Arq, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by ADES or if any representation or warranty of the ADES shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied, except that if such breach is capable of being cured by the End Date, Arq will be not entitled to terminate this Agreement pursuant to this Section 10.1(e) prior to the delivery by Arq to ADES of written notice of such breach, delivered at least 30 days prior to such termination, stating Arq’s intention to terminate this Agreement pursuant to this Section 10.1(e) and the basis for such termination, it being understood that Arq will not be entitled to terminate this Agreement if such breach has been cured prior to the end of such 30-day period (to the extent capable of being cured); provided that Arq shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if Arq is then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be capable of being satisfied;
(f)by ADES, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Arq or if any representation or warranty of Arq shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied, except that if such breach is capable of being cured by the End Date, ADES will not be entitled to terminate this Agreement pursuant to this Section 10.1(f) prior to the delivery by ADES to Arq of written notice of such breach, delivered at least 30 days prior to such termination, stating ADES’ intention to terminate this Agreement pursuant to this Section 10.1(f) and the basis for such termination, it being understood that ADES will not be entitled to terminate this Agreement if such breach has been cured prior to the end of such 30-day period (to the extent capable of being cured); provided that ADES shall not have the right to terminate this Agreement pursuant to this Section 10.1(f) if ADES is then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions set forth in Section 9.1 or Section 9.2 not to be capable of being satisfied;
(g)by ADES if, (A) the ADES Board authorizes ADES, to the extent permitted by and subject to complying with the terms of Section 5.4, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (B) concurrently with the termination of this Agreement, ADES, subject to complying with the terms of Section 5.4, enters into an Alternative Acquisition Agreement providing for a Superior Proposal and (C) prior to or concurrently with such termination, ADES pays to Arq in immediately available funds the Termination Fee;
(h)by Arq if the ADES Board shall have effected an Adverse Recommendation Change; or
(i)by either ADES or Arq if (i) Scheme Meeting and Arq GM shall have been held and completed and (ii) the Arq Shareholder Approval shall not have been obtained.
10.2Notice of Termination; Effect of Termination. The Party desiring to terminate this Agreement pursuant to Section 10.1 (other than pursuant to Section 10.1(a)) shall deliver written notice of such termination to each other Party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 10.2 shall be effective immediately upon delivery of such written notice to the other Parties. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall become void and of no further force or effect, with no liability of the part of any Party (or any stockholder, director, officer, employee, agent or Representative of such Party) to the other Parties, as applicable, except (a) with respect to Section 6.11, Section 10.2, Section 10.3, and Section 11 and the definitions of the defined terms in such Sections, which shall survive the termination of this Agreement and remain in full force and effect, and (b) except as otherwise provided in Section 9.3 (including the limitations on Liability contained therein) with respect to any liabilities or damages incurred or suffered by a Party, to the extent such liabilities or damages were the result of fraud or the Willful and Material Breach by another Party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.
10.3Expenses; Termination Fees.

(a)Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Contemplated Transactions are consummated.
(b)In the event that:
(i)this Agreement is terminated by either Arq or ADES pursuant to Section 10.1(b) (but only if the ADES Stockholders’ Meeting has not been held by the End Date) or Section 10.1(d) and (A) at any time after the date of this Agreement and prior to the termination under Section 10.1(b), or the taking of a vote to approve this Agreement at the ADES Stockholders’ Meeting or any adjournment or postponement thereof (in the case of a termination pursuant to Section 10.1(d)), an Acquisition Proposal shall have been publicly announced or publicly made known to the stockholders of ADES, and not withdrawn prior to such termination under Section 10.1(b) or such vote to adopt this Agreement, as applicable, and (B) within one year after such termination, ADES shall have entered into a definitive agreement, binding letter of intent or similar document with respect to an Acquisition Proposal (provided, that for purposes of this Section 10.3(b)(i), the reference to “20% or more” in the definition of Acquisition Transaction shall be deemed to be references to “more than 50%”);
(ii)this Agreement is terminated by ADES pursuant to Section 10.1(g);
(iii)this Agreement is terminated by Arq pursuant to Section 10.1(h); or
(iv)this Agreement is terminated and, prior to such termination, ADES shall have intentionally and materially breached any of its covenants in Section 5.4. then, in any such case, ADES shall (A) pay Arq a termination fee of $3,000,000 (the “Termination Fee”), and (B) reimburse Arq for all reasonable out-of-pocket fees and expenses incurred by Arq in connection with this Agreement and the transactions contemplated hereby, including: (i) all fees and expenses incurred by Arq in connection with the preparation, printing and filing, as applicable, of the Proxy Statement/Prospectus (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto), (ii) reasonable legal and auditor fees and expenses; and (iii) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of, or filing contemplated hereby with any Governmental Body applicable to this Agreement and the transactions contemplated hereby; provided, however, the fees and expenses for clauses (i) through (iii) above (collectively, the “Arq Third-Party Expenses”) shall not exceed $3,000,000 in the aggregate, it being understood that in no event shall ADES be required to pay the Termination Fee and reimburse Third-Party Expenses on more than one occasion. In the event that this Agreement is terminated by ADES or Arq under circumstances where the Arq Third-Party Expenses are payable by ADES to Arq pursuant to this Section 10.3(b), then ADES shall reimburse Arq for such Arq Third-Party Expenses (up to a maximum amount equal to $3,000,000) by wire transfer of same-day funds to the account(s) designated by Arq on the later of (1) the date the Termination Fee is payable pursuant to this 10.3(b) and (2) within two Business Days after ADES having received notice and documentation with respect to such Third-Party Expenses.

(c)In the event that this Agreement is terminated by ADES or Arq pursuant to Section 10.1(d) under circumstances where the Termination Fee is not then payable pursuant to Section 10.3(b), then ADES shall reimburse Arq for all Arq Third-Party Expenses incurred by Arq in connection with this Agreement and the transactions contemplated hereby in an amount not to exceed $3,000,000 by wire transfer of same-day funds to the account(s) designated by Arq within two Business Days after ADES having received notice and documentation with respect to amounts due under this Section 10.3(c).
(d)In the event that this Agreement is terminated by ADES or Arq pursuant to Section 10.1(i), then Arq shall reimburse ADES for all reasonable out-of-pocket fees and expenses incurred by ADES in connection with this Agreement and the transactions contemplated hereby, including: (i) all fees and expenses incurred by ADES in connection with the preparation, printing and filing, as applicable, of the Proxy Statement/Prospectus (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto), (ii) reasonable legal and auditor fees and expenses; and (iii) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of, or filing contemplated hereby with any Governmental Body applicable to this Agreement and the transactions contemplated hereby; provided, however, the fees and expenses for clauses (i) through (iii) above (collectively, the “ADES Third-Party Expenses”)in an amount not to exceed $3,000,000 by wire transfer of same-day funds to the account(s) designated by Arq within two Business Days after ADES having received notice and documentation with respect to amounts due under this Section 10.3(c).
(e)Payment of the Termination Fee shall be made by wire transfer of same-day funds to the account or accounts designated by Arq (i) within five Business Days of the execution by ADES of the definitive agreement, letter of intent or similar document with respect to an Acquisition Proposal in the case of a Termination Fee and Third-Party Expenses payable pursuant to Section 10.3(b)(i), (ii) concurrently with termination, in the case of a Termination Fee payable pursuant to Section 10.3(b)(ii), (iii) as promptly as reasonably practicable after termination, but not later than five Business Days after termination, in the case of a Termination Fee and Arq Third-Party Expenses payable pursuant to Section 10.3(b)(iii) or (iv) as promptly as reasonably practical after Arq delivers written notice to ADES specifying the reason(s) that Section 10.3(b)(iii) is applicable. In the event that Arq or its designee shall receive full payment pursuant to the foregoing provisions of this Section 10.3, the receipt of the Termination Fee and Arq Third-Party Expenses, as the case may be, shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Arq any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions herein (and the abandonment thereof) or any matter forming the basis for such termination, and none of Arq or any of its Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against ADES or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated herein or any matters forming the basis for such termination, it being understood and agreed, however, that this provision shall in no manner be interpreted or applied such that the payment of Arq Third-Party Expenses pursuant to Section 10.3(c) waives any future right to payment of the Termination Fee pursuant to Section 10.3(b).

(f)If ADES or Arq fails to pay when due any amount payable by it under this Section 10.3, then it shall (i) reimburse Arq or ADES, respectively, for reasonable and documented out-of-pocket costs and expenses (including such fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 10.3, and (ii) pay to Arq or ADES, respectively, interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Arq in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.
(g)Each of the Parties acknowledges that (i) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement, (iii) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Party in the circumstances in which such amount is payable and (iv) notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 11.4 hereof, Arq’s right to receive payments under Section 10.3(c) and Section 10.3(d) of this Agreement shall constitute the sole and exclusive remedy of Arq, any Arq Associate and their respective Affiliates against any of the Debt Financing Sources and their respective Affiliates for all losses and damages in respect of this Agreement, any debt commitment letter with the Debt Financing Sources relating to the commitment of the Debt Financing Sources or the transactions contemplated hereby or thereby, including any breach hereof or thereof by ADES, the termination of this Agreement or the failure to consummate the transactions contemplated hereby, and upon such termination, none of the Debt Financing Sources or their respective Affiliates shall have any further liability or obligation to Arq, any Arq Associate and their respective Affiliates relating to or arising out of this Agreement, any debt commitment letter with the Debt Financing Sources relating to the commitment of the Debt Financing Sources or the transactions contemplated hereby or thereby.
SECTION 11
MISCELLANEOUS PROVISIONS
11.1Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Arq and ADES; provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. Notwithstanding anything to the contrary contained herein, no provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such sections, may be amended, waived, modified or supplemented in any manner to the extent such amendment, waiver, supplement or other modification is adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.
11.2Waiver.

(a)No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
11.3Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
11.4Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws, provided, that, the provisions respecting the implementation, effect and consequence of the Scheme of Arrangement shall be interpreted, construed and governed by and in accordance with the Laws of the Bailiwick of Jersey without regard to the conflicts or choice of law principles thereof with respect to such matters. Notwithstanding anything herein to the contrary, each of the parties hereto agree that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving a Debt Financing Source that is in any way related to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to Debt Financing shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.4; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement; provided, that, nothing herein shall prevent the implementation and enforcement of the Scheme of Arrangement before the Court and to the extent required by applicable law, the Court shall have exclusive jurisdiction with respect of such matters. Notwithstanding the foregoing, each of the parties hereto agree that it will not, and will not permit its Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources and their respective former, current or future affiliates and their former, current or future general or limited partners, shareholders, directors, officers, managers, employees, members, agents, representatives, controlling persons, advisors or attorneys and any heirs, successors or assigns of any of the foregoing in any way relating to this Agreement or any of the transactions contemplated hereby, including the Debt Financing or the performance thereof, in any forum other than the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan in the City of New York or, in either case, any appellate court thereof, and agree that the waiver of jury trial set forth in Section 11.5 hereof shall be applicable to any such proceeding.
11.5Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING SOURCE. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.
11.6Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect.
11.7Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to ADES:

Advanced Emissions Solutions, Inc.
8051 E. Maplewood Avenue, Suite 210
Greenwood Village, CO 80111
USA
Attn: Mr. Clay Smith
Email: Clay.Smith@ada-cs.com
with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
2001 Ross Avenue, Suite 2100
Dallas, TX 75201
USA
Attn: Jonathan M. Whalen
Email: JWhalen@gibsondunn.com
if to Arq:

Arq Limited
30A Brook Street
London W1K 5DJ
United Kingdom
Attn: Mr. Julian McIntyre
Email: julian@arq.com
with a copy to (which shall not constitute notice):

Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005
Attn: Guy P. Lander, Esq.
Email: lander@clm.com
And to:

Arq LLC
Attn: Jill Bruner, Counsel
120 Prosperous Place
Suite 100
Lexington, KY 40509
Email: jill.bruner@arq.com
11.8Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
11.10Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
11.11No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Debt Financing Sources shall be intended third-party beneficiaries of, and may enforce Section 10.3(g), Section 11.1, Section 11.3, Section 11.4, Section 11.5 and Section 11.10.
11.12No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto.
11.13Construction.

(a)References to “cash,” “dollars” or “$” are to U.S. dollars.
(b)For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(c)The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
(d)As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(e)The use of the word “or” shall not be exclusive.
(f)Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.
(g)Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.
(h)The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(i)The Parties agree that each of the ADES Disclosure Schedule and the Arq Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Arq Disclosure Schedule or the ADES Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
(j)Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (New York City time) on the date that is two calendar days prior to the date of this Agreement a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party.

(k)Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.
(l)The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with the provisions of this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

Advanced Emissions Solutions, Inc.

By:	/s/ Greg Marken
Name:	Greg Marken
Title:	Chief Executive Officer

Elbert Holdings, Inc.

By:	/s/ Greg Marken
Name:	Greg Marken
Title:	Chief Executive Officer

Elbert Merger Sub 1, Inc.

By:	/s/ Greg Marken
Name:	Greg Marken
Title:	Chief Executive Officer

[Signature Page to Transaction Agreement]

Arq Limited

By:	/s/ Julian McIntyre
Name:	Julian McIntyre
Title:	Director

EXHIBIT A
CERTAIN DEFINITIONS
(a)For purposes of this Agreement (including this Exhibit A):
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Arq any of its Affiliates, on the one hand, or ADES or any of its Affiliates, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Arq or any of its Affiliates, on the one hand, or by or on behalf of ADES or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” means any transaction or series of related transactions involving:
(a)    any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or
(b)    any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.
“ADES Associate” means any current or former officer or director of ADES.
“ADES Balance Sheet” means the unaudited balance sheet of ADES as of June 30, 2022, included in ADES’ Report on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the SEC.
“ADES IP Rights” means all Intellectual Property owned by, licensed to, or controlled by ADES that is necessary for or used in the business of ADES as presently conducted.
“ADES IP Rights Agreement” means any Contract governing, related to or pertaining to any ADES IP Rights.
“ADES Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a ADES Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of ADES and its Subsidiaries taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a ADES Material Adverse Effect: (i) general business or economic conditions affecting the industry in which ADES or its Subsidiaries operate, (ii) acts of war, armed hostilities or terrorism, natural or manmade disasters or calamities, epidemics and pandemics (including, for the avoidance of doubt, COVID-19 and any COVID-19 Measures), or any escalation or worsening of such conditions, (iii) changes generally affecting the economy, financial or securities markets, (iv) compliance with, or the taking of any action required to be taken by, this Agreement, (v) any change in the stock price or trading volume of ADES Common Stock, (vi) any failure, in and of itself, by ADES or its Subsidiaries to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics (it being understood, however, that with respect to the foregoing clauses (v) and (vi), any Effect causing or contributing to (1) any change in stock price or trading volume of ADES Common Stock or (2) any failure to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics may be taken into account in determining whether a ADES Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), or (vii) the announcement of this Agreement or the pendency of the Contemplated Transactions (provided, however, that the exceptions in this clause (vii) shall not apply to any representation or warranty contained in Section 4.5 to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), or (viii) any changes after the date of this Agreement in applicable Law (or authoritative interpretations thereof), except in each case with respect to clauses (i), (ii), (iii), or (viii), to the extent that such Effect has a disproportionate adverse effect on ADES, or its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which ADES or its Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a ADES Material Adverse Effect has occurred.
“ADES Most Recent Balance Sheet” means ADES’ consolidated balance sheet as of June 30, 2022.
“ADES Registered IP” means all ADES IP Rights that are owned by or exclusively licensed to ADES or its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this Agreement, neither Highview nor any Tinuum Entity is an Affiliate of ADES or any of its Subsidiaries.
“Arq Associate” means, as respect to Arq, any current or former employee, independent contractor, officer or director of Arq or its respective Subsidiaries.
“Arq Exchange Ratio” means a number of shares of New ADES Common Stock equal to the quotient obtained by dividing (i) 19,279,235 by (ii) the total number of outstanding Arq Ordinary Shares at the Scheme of Arrangement Effective Time (after giving effect to (a) the conversion of all Arq Preferred Shares into Arq Ordinary Shares, (b) the conversion of each Arq Option with an exercise price equal to $0.00 into one Arq Ordinary Share, (c) the cancellation of all existing Arq Options with an exercise price greater than $0.00, and (d) the cancellation of all Arq Warrants).
“Arq GM” means the general meeting of the Arq Shareholders (and any adjournment or postponement thereof) to be convened in connection with the Scheme of Arrangement, expected to be convened as promptly as reasonably practicable after the Scheme Meeting shall have been concluded or adjourned or postponed (it being understood that if the Scheme Meeting is adjourned or postponed, the Arq GM shall be correspondingly adjourned or postponed).
“Arq Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Arq Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Arq and its Subsidiaries taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been an Arq Material Adverse Effect: (i) general business or economic conditions affecting the industry in which Arq or its Subsidiaries operate, (ii) acts of war, armed hostilities or terrorism, natural or manmade disasters or calamities, epidemics and pandemics (including, for the avoidance of doubt, COVID-19 and any COVID-19 Measures), or any escalation or worsening of such conditions, (iii) changes generally affecting the economy, financial or securities markets, (iv) compliance with, or the taking of any action required to be taken by, this Agreement, (v) any failure, in and of itself, by Arq or its Subsidiaries to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics (it being understood, however, that any Effect causing or contributing to any failure to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics may be taken into account in determining whether an Arq Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), or (vi) the announcement of this Agreement or the pendency of the Contemplated Transactions (provided, however, that the exceptions in this clause (vi) shall not apply to any representation or warranty contained in Section 3.4 to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), or (vii) any changes after the date of this Agreement in applicable Law (or authoritative interpretations thereof), except in each case with respect to clauses (i), (ii), (iii), or (vii), to the extent that such Effect has a disproportionate adverse effect on Arq, or its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Arq or its Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Arq Material Adverse Effect has occurred.
“Arq Shareholder Approval” means (i) the approval of the Scheme of Arrangement by a resolution of a majority in number of the Arq Shareholders representing three-fourths (75%) or more of the voting rights of the Arq Shareholders, in each case present and voting either in person or by proxy, at the Scheme Meeting (or at any adjournment or postponement of such meeting) and (ii) the Arq Shareholder Resolutions being duly passed by the requisite majority of Arq Shareholders at the Arq GM (or at any adjournment or postponement of such meeting).
“Arq Shareholder Resolutions” means the resolutions to alter Arq’s Organizational Documents and such other matters as may be necessary to facilitate the implementation of the Contemplated Transactions and/or the Scheme of Arrangement.
“Arq Shareholders” means a holder of Arq Shares from time to time.

“Arq Shares” means the Arq Ordinary Shares.
“Arq Transaction Consideration” means 19,279,235 shares of New ADES Common Stock.
“Business Data” means all business information and all personally-identifying information and data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of either Arq’s or ADES’ Business Systems.
“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.
“Business Systems” means all software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes that are owned or used by or for Arq or ADES, respectively, in the conduct of its business.
“Cash” means all (a) cash and cash equivalents, and (b) marketable securities, in each case, determined in accordance with GAAP, consistently applied, provided, however, the amount required to be paid by ADES to bind the D&O Tail Policy shall be included in the calculation of ADES’ Cash.
“Closing Date Transactions” means the ADES Merger, the Arq Share Acquisition, the Scheme of Arrangement and the other transactions contemplated by this Agreement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Companies Law” means the Companies (Jersey) Law 1991.
“Company IP Rights” means all Intellectual Property owned by, licensed to, or controlled by Arq or any of its Subsidiaries that is necessary for or used in the Arq Business.
“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights.
“Company Registered IP” means all Company IP Rights that are owned by or exclusively licensed to Arq or its respective Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of August 17, 2021, as amended to date, by and between Arq and ADES.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the ADES Merger, Arq Share Acquisition, the Scheme of Arrangement and the other transactions contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law, whether written or oral.
“COVID-19” means SARS-CoV-2 or COVID-19, and any variants or evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guideline or recommendation by any Governmental Body or public health agency in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and all guidelines and requirements of the Occupational Safety and Health Administration and the Centers for Disease Control and Prevention, such as social distancing, cleaning, and other similar or related measures.
“Data Security Requirements” means, collectively, all of the following to the extent relating to Data Treatment or otherwise relating to privacy, security, or security breach notification requirements and applicable to Arq or ADES, to the conduct of the applicable business, or to any of the Business Systems or any Business Data: (i) ADES’ or Arq’s, as applicable, own rules, policies, and procedures; (ii) all applicable laws, rules and regulations; (iii) industry standards applicable to the industry in which the applicable business operates (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)); and (iv) contracts into which either Arq or ADES has entered or by which it is otherwise bound.
“Data Treatment” means the access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, security, destruction, or disposal of any personal, sensitive, or confidential information or data (whether in electronic or any other form or medium), including any personal information protected under applicable laws, rules, or regulations.
“Debt Financing Sources” means the agents, arrangers, lenders and other similar entities that have committed to provide or arrange the Debt Financing (including the parties to any joinder agreements, credit agreements or other definitive agreements relating thereto) in connection with the transactions contemplated hereby, together with their respective Affiliates and such entities’ (and their respective Affiliates’) officers, directors, employees, attorneys, advisors, agents and representatives involved in the Debt Financing and their successors and permitted assigns.
“DGCL” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance, or development.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies (whether considered in a proceeding at Law or in equity).
“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health (as it relates to exposure to Hazardous Materials) or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” with respect to ADES or Arq as the context requires, means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with ADES or Arq as a single employer within the meaning of Section 414(b), (c), (m), or (o) of the Code.
“Exchange Act” means the Securities Exchange Act of 1934.
“Fully Diluted Arq Share Number” shall mean the number of shares, without duplication, equal to the total number of Arq Ordinary Shares outstanding immediately prior to the Scheme of Arrangement Effective Time, plus the total number of shares of Arq Ordinary Shares issuable upon the exercise of Arq Options.
“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved, or IFRS.
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products, 1,4-Dioxane, per- and polyfluoroalkyl substances, polychlorinated biphenyls, and friable asbestos.
“Highview” means Highview Enterprises Limited, a limited company organized in the United Kingdom.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as in effect from time to time applied consistently throughout the periods involved.
“Incentive Plans” means (i) the 2018 Omnibus Incentive Plan and (ii) the 2022 Omnibus Incentive Plan.
“Indebtedness” of any Person shall mean, without duplication, and as determined in accordance with GAAP: (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money or the deferred purchase price of products or services, (b) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (c) all obligations as lessee that would be required to be capitalized in accordance with GAAP or (d) any unpaid interest, fees, expenses, prepayment, charges or premium owing by such Person with respect to any indebtedness of a type described herein; provided, that Indebtedness shall not include liabilities, operating leases, accrued expenses and the endorsement of negotiable instruments for collection in the Ordinary Course of Business.
“Intellectual Property” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from: (a) patents and patent applications, (including any and all provisionals, continuations, continuations-in-part, continued prosecution, divisionals and patents of addition; requests for, and grants of, continued examination, extensions, supplemental protection certificates, re-examinations, post-grant confirmations or amendments, counterparts claiming priority from, or reissues of, any of the foregoing; and any patents or patent applications that claim priority to or from any of the foregoing) and all rights to claim priority arising from or related to any of the foregoing (collectively, “Patents”); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) copyrights and works of authorship, whether or not copyrightable (“Copyrights”); (d) computer software and firmware, including data files, source code, object code and software-related specifications and documentation; (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, applications therefore, and the goodwill associated therewith (collectively, “Trademarks”); (f) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law) ( “Trade Secrets”), non-public information, and confidential information, know-how, business and technical information, and rights to limit the use or disclosure thereof by any Person; (g) mask works; (h) domain names; (i) proprietary databases and data compilations and all documentation relating to the foregoing; and, including in each case any and all (1) rights under which an employee, inventor, author or other person is obligated to assign ownership any of the foregoing; (2) registrations of, applications to register, and renewals of, any of the foregoing with or by any Governmental Body in any jurisdiction throughout the world, (3) rights of action arising from the foregoing, including all claims for damages by reason of present, past and future infringement, misappropriation, violation misuse or breach of contract in respect of the foregoing, and present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach; and (4) income, royalties and any other payments now and hereafter due and/or payable in respect of the foregoing.

“IRS” means the United States Internal Revenue Service.
“Key Employee” means, with respect to Arq or ADES, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.
“Knowledge” means (a) with respect to Arq, the actual knowledge of the individuals listed in Exhibit A to the Arq Disclosure Schedules, after due inquire by each such individual of each such individual’s direct reports who would reasonably be expected to have actual knowledge of the matter in question and (b) with respect to the ADES and its Subsidiaries, the actual knowledge of the individuals listed in Exhibit A to the ADES Disclosure Schedules, after due inquire by each such individual of each such individual’s direct reports who would reasonably be expected to have actual knowledge of the matter in question.
“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, order, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Merger Statutes” means the DGCL.
“Most Recent Balance Sheet” means the unaudited balance sheet for Arq as of most recent month end of financials.
“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Select Market or such other Nasdaq market on which shares of ADES Common Stock are then listed.
“Ordinary Course of Business” means, in the case of each of Arq and ADES, such actions taken in the ordinary course of its normal operations and consistent with its past practices.
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Party” or “Parties” means Arq, New ADES, ADES and Merger Sub.
“Permitted Encumbrance” means those liens described on Section 1.1 of the ADES Disclosure Schedule and: (a) any liens for current Taxes not yet delinquent or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Arq Financial Statements, or in the ADES Financial Statements, as applicable; (b) any liens reflected in the Arq Financial Statements or in the ADES Financial Statements, as applicable; (c) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of any of Arq or ADES, as applicable; (d) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (e) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (f) imperfections or irregularities of title and other liens that would not, individually or in the aggregate, reasonably be expected to materially interfere with the operations of the business of Arq or ADES, as applicable, and its Subsidiaries taken as a whole as currently conducted; (g) zoning, planning, public rights of way, and other similar governmental limitations and restrictions, and all rights of any Governmental Body to regulate any property; (h) any purchase money lien arising in the Ordinary Course of Business on property other than real property; (i) any liens the existence of which are disclosed in the notes to the consolidated financial statements of ADES included in the ADES SEC Documents, and (j) non-exclusive licenses of Intellectual Property granted by any of Arq or ADES, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property subject thereto; (k) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, to the extent that such liens have not attached or been perfected; and (l) any such matters of record, liens (other than liens securing Indebtedness for borrowed money) and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Arq or ADES, as applicable, and its Subsidiaries as currently conducted.
“Person” means any individual, Entity or Governmental Body.
“Privacy Laws” means all applicable Laws relating to privacy, data protection and security, export, transfer and the collection and use of personal information.
“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Scheme Meeting” means such meeting(s) of the Arq Shareholders as the Court may direct in relation to the Scheme of Arrangement.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Scheme of Arrangement” means the proposed scheme of arrangement of Arq under Part 18A of the Companies Law to effect the Contemplated Transactions pursuant to this Agreement, in all material respects in a form consistent with the terms set forth in this Agreement and mutually acceptable to ADES and Arq.
“Subsidiary” of any Person means an Entity that, directly or indirectly, owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity. For purposes of this Agreement, no Tinuum Entity is a Subsidiary of ADES or any of its Subsidiaries.
“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other similar anti-takeover Law applicable to this Agreement.
“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp,

premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Tax Sharing Agreement” means any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.
“Tinuum Entities” means Tinuum Group, LLC, Tinuum Services, LLC, GWN Manager, LLC and each of their respective Subsidiaries.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
“Willful and Material Breach” means a material breach of any covenant or agreement set forth in this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching Party with actual knowledge that the taking of such act, or the omission of such act, constitutes a material breach of this Agreement.
(b)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
ADES	Preamble
ADES All Stock Conversion Factor	2.1(a)(i)(B)
ADES Benefit Plan	4.19(a)
ADES Board	Recitals
ADES Board Recommendation	6.3(b)
ADES Board Resolutions	4.3(a)
ADES Business	4.5(b)
ADES Cancelled Shares	2.1(c)
ADES Certificates	2.2(d)
ADES Combination Consideration	2.1(a)(i)(A)
ADES Combination Election	2.1(a)(i)(A)
ADES Combination Election Shares	2.1(a)(i)(A)
ADES Common Stock	4.6(a)

ADES Disclosure Schedule	Section 4
ADES Election	2.2(a)
ADES Election Deadline	2.2(d)
ADES Election Period	2.2(c)
ADES Equity Award	2.1(e)
ADES Excess Shares	2.3(e)
ADES Exchange Fund	2.3(a)
ADES Form of Election	2.2(c)
ADES Fractional Share Trust	2.3(e)
ADES Full Financing Merger Consideration	2.1(a)(i)(B)
ADES Holder	2.2
ADES Material Contracts	4.13(a)
ADES Merger	Recitals
ADES Merger Effective Time	1.4
ADES Non-Election Share	2.1(a)(i)(C)
ADES Preferred Stock	4.6(a)
ADES Real Estate Leases	4.11
ADES SEC Documents	4.27(a)
ADES Stock Consideration	2.1(a)(i)(B)
ADES Stock Election	2.1(a)(i)(B)
ADES Stock Election Shares	2.1(a)(i)(B)
ADES Stock Plan	4.6(c)
ADES Stockholder Approval	4.3(a)
ADES Stockholder Matters	4.3(a)
ADES Stockholders’ Meeting	6.3(a)
ADES Surviving Corporation	1.1
ADES Third-Party Expenses	Section 10.3(d)
ADES Uncertificated Shares	2.2(d)
Adverse Recommendation Change	5.4(c)
Agreement	Preamble
Alternative Acquisition Agreement	5.4(c)
Anti-Bribery Laws	3.22
Arq	Preamble
Arq $0.001 Ordinary Shares	3.5(a)
Arq $0.10 Ordinary Shares	3.5(a)
Arq Benefit Plan	3.17(a)
Arq Board	Recitals
Arq Board Recommendation	Recitals
Arq Book-Entry Shares	2.5(c)(ii)
Arq Business	3.4(b)
Arq Certificates	2.5(c)(ii)

Arq Company	3.12(a)
Arq Disclosure Schedule	Section 3
Arq Excess Shares	2.6(b)
Arq Exchange Fund	2.5(c)(i)
Arq Financial Statements	3.6(a)
Arq Fractional Share Trust	2.6(b)
Arq Interim Financial Statements	6.16
Arq Material Contracts	3.12(a)
Arq Options	3.5(b)
Arq Ordinary Shares	3.6(a)
Arq Preferred Shares	3.5(a)
Arq Real Estate Leases	3.1
Arq Series B Preferred Shares	3.6(a)
Arq Series C Preferred Shares	3.6(a)
Arq Share Acquisition	Recitals
Arq Third-Party Expenses	Section 10.3(b)(iv)
Arq Warrants	3.5(b)
Certificate of Merger	1.4
Closing	1.3
Closing Date	1.3
Court	1.4
Court Documentation	6.4(a)(vi)
Court Order	1.4
D&O Indemnified Parties	6.8(a)
D&O Tail Policy	6.8(d)
Debt Financing	Recitals
End Date	10.1(b)
Exchange Agent	2.2(b)
Form S-4	6.1(a)
Forms of Proxy	6.4(a)(vi)
HSR Act	3.4
Initial End Date	10.1(b)
Intended Tax Treatment	6.10(a)(i)
Investor Agreements	3.19(b)
Liability	3.9
Material Customers	3.14(a)
Material Suppliers	3.14(a)
Merger Sub	Preamble
New ADES	Preamble
New ADES Bylaws	1.4
New ADES Charter	1.4

New ADES Common Stock	Recitals
New ADES Scheme Share Issuance	1.2
Pipe Commitment Amount	Recitals
Pipe Investment	Recitals
PIPE Investors	Recitals
Pre-Closing Period	5.1(a)
Proxy Statement/Prospectus	6.1(a)
Registrations	3.13(b)
Risk Factors	Section 4
Scheme Document	6.4(a)(ii)
Scheme of Arrangement Effective Time	1.4
Scheme Supplemental Document	6.4(a)(vi)
Subscription Agreements	Recitals
Termination Fee	10.3(b)(iii)
Voting and Lock Up Agreement	Recitals

EXHIBIT B

Exhibit C
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ADVANCED EMISSIONS SOLUTIONS, INC.

Advanced Emissions Solutions, Inc. (the “Corporation”) was incorporated under the laws of the State of Delaware on August 12, 2022.
ARTICLE I
NAME
The name of the Corporation is Advanced Emissions Solutions, Inc.
ARTICLE II
REGISTERED OFFICE
The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent is The Corporation Trust Company.
ARTICLE III
PURPOSE
The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
ARTICLE IV
AUTHORIZED CAPITAL STOCK
The total number of shares of common stock which the Corporation is authorized to issue is 125,000,000 at a par value of $.001 per share (the “Common Stock”) and the total number of shares of preferred stock which the corporation is authorized to issue is 50,000,000 at a par value of $.001 per share (“Preferred Stock”).
The board of directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.
Except as otherwise provided by law or by the resolution or resolutions adopted by the board of directors designating the rights, powers and preferences of any series of Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote on each matter properly submitted to the stockholders of the Corporation for their vote, and the holders of the Common Stock shall vote together as a single class; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this certificate of incorporation (including certificates of designations filed with the Secretary of State of the State of Delaware from time to time, the “Certificate of Incorporation”) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation.
ARTICLE V
CERTAIN DEFINITIONS
(a)“affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person
(b)“associate” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(c)“business combination” when used in reference to the Corporation and any interested stockholder of the Corporation, means:
(i)any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (A) with the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 6.2 is not applicable to the surviving entity;
(ii)any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii)any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of the securities exercisable for, exchangeable for or convertible into stock of the Corporation or any subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (C)-(E) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
(iv)any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or
(v)any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in items (i)-(iv) of subsection (c) of this definition) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(d)“control,” including the terms “controlling,” “controlled by” and “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing Section 6.2, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group (as such term is used in Rule 13d-5 promulgated under the Exchange Act as such rule is in effect as of the date of this Certificate of Incorporation) have control of such entity.

(e)“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
(f)“interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall in no case include or be deemed to include (1) the Principal Holders, or (2) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, that such person specified in this clause (2) shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include voting stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
(g)“owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:
(i)beneficially owns such stock, directly or indirectly; or
(ii)has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants, options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more persons; or
(iii)has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (ii) of this definition), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(h)“person” means any individual, corporation, partnership, unincorporated association or other entity.
(i)“Principal Holders” means York Global Finance 48, LLC, York Global Finance 47, LLC, YGF 100 LP, York European Distressed Credit Fund II LP, Dinan Management LP, Schwartz Management LLC, York Distressed Asset Fund IV LP, Exuma Capital LP, and their respective affiliates and their respective successors; provided, however, that the term “Principal Holders” shall not include the Corporation or any of the Corporation’s direct or indirect subsidiaries.
(j)“stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.
(k)“voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference herein to a percentage of voting stock shall refer to such percentage or other proportion of votes of such voting stock.
ARTICLE VI
HIGHER VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS
Section 6.1Section 203 of the DGCL. The Corporation shall not be governed by Section 203 of the DGCL and the restrictions contained therein shall not apply to the Corporation.
Section 6.2Limitations on Business Combinations. The Corporation shall not engage in any business combination, at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:
(a)prior to such time, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or
(b)upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(c)at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.
Section 6.3Exceptions. The restrictions contained in Section 6.2 shall not apply if:
(a)a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or
(b)the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this subsection (b); (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the board of directors; and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this subsection (b).
ARTICLE VII
DIRECTOR ELECTION
Unless and except to the extent that the bylaws of the Corporation (the “Bylaws”) so require, the election of directors of the Corporation need not be by written ballot.

Article VIII
LIABILITY
To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, repeal or elimination of this Article VIII, or the adoption of any provision of the Certificate of Incorporation inconsistent with this Article VIII, shall not affect its application with respect to an act or omission by a director occurring before such amendment, adoption, repeal or elimination.
ARTICLE IX
INDEMNIFICATION
The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify or advance expenses to a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this Article IX shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. For purposes of this Article IX, an “‘officer’ of the Corporation” means an officer as defined by Section 102(b)(7) of the DGCL or appointed as an officer by the Board of Directors. The rights to indemnification and advancement conferred in this Article IX shall not be deemed exclusive of any other right which any person may have or hereafter acquire.
ARTICLE X
BYLAWS
In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly empowered to adopt, amend or repeal bylaws of the Corporation. Any adoption, amendment or repeal of the bylaws of the Corporation by the board of directors shall require the approval of a majority of the entire board of directors. Except as otherwise required by law or this Certificate of Incorporation, the stockholders shall also have the power to adopt, amend or repeal any provision of the bylaws of the Corporation with the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
ARTICLE XI
AMENDMENT OF CERTIFICATE OF INCORPORATION
The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation, to amend the Certificate of Incorporation or any provision thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.
ARTICLE XII
STOCKHOLDER ACTION
Section 12.1 Stockholder Meetings. Advance notice of nominations for the election of directors or proposals of other business to be considered at a meeting of stockholders, other than nominations and proposals submitted by or at the direction of the board of directors, must be submitted to the Corporation in the manner provided in the Bylaws. Special meetings of the stockholders of the Corporation may be called only by (i) the Board of Directors or (ii) upon a request made in accordance with the Bylaws by one or more persons who own or beneficially own at least 20% of the outstanding shares of Common Stock.
Section 12.2 Action by Consent. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action to be so taken, are signed by all of the holders of outstanding stock entitled to vote with respect to the subject matter thereof and delivered to the Corporation in accordance with the DGCL.
ARTICLE XIII
EXCLUSIVE FORUM
Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware also does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; (e) any action asserting a claim governed by the internal affairs doctrine; or (f) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, as amended from time to time; provided that this sentence shall not apply to a cause of action arising under the Exchange Act or the rules and regulations promulgated thereunder. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XIII. Failure to enforce the foregoing provisions of this Article XIII would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.
[signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Certificate of Incorporation of the Corporation, and which has been duly adopted in accordance with Sections 228, 242 and 245 of the DGCL, to be signed by its duly authorized officer on the date set forth below.

ADVANCED EMISSIONS SOLUTIONS, INC.
By:
Name:
Title:
Date:

Exhibit D
BYLAWS
OF
ADVANCED EMISSIONS SOLUTIONS, INC.
ARTICLE I
OFFICES
Section 1.01 Offices. Advanced Emissions Solutions, Inc. (hereinafter called the “Corporation”) may have offices at such places, both within and without the State of Delaware, as the board of directors of the Corporation (the “Board of Directors”) from time to time shall determine or the business of the Corporation may require.
Section 1.02 Books and Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method so long as such records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.
ARTICLE II
MEETINGS OF THE STOCKHOLDERS
Section 2.01 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, as is designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.
Section 2.02 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as are determined by the Board of Directors and stated in the notice of the meeting.
Section 2.03 Advance Notice of Stockholder Nominations and Proposals.
(a) Definitions.
“Affiliate or Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on the date these Bylaws are adopted.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Public Disclosure” or “Publicly Disclosed” means a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(b) Timely Notice. At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as have been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any authorized committee thereof, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors or any authorized committee thereof, or (iii) otherwise properly brought before an annual meeting by a stockholder who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.03 and who is a stockholder of record of the Corporation at the time such notice of meeting is given. In addition, any proposed business must be a proper matter for stockholder action. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder, the stockholder or stockholders of record intending to propose the business (the “Proposing Stockholder”) must have given timely notice thereof pursuant to this Section 2.03 in writing to the secretary of the Corporation even if such matter is already the subject of any notice to the stockholders or Public Disclosure from the Board of Directors. To be timely, a Proposing Stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation in the case of an annual meeting of the stockholders, not less than one hundred twenty (120) calendar days or more than 150 calendar days prior to the one-year anniversary of the previous year’s annual meeting of stockholders; provided, however, that if no annual meeting was held or deemed to have been held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date on which the previous year’s annual meeting was held, notice by the stockholder to be timely must be so received not later than the close of business on the later of one hundred twenty (120) calendar days in advance of such annual meeting or ten (10) calendar days following the date of Public Disclosure of the date of such meeting. For purposes of the foregoing, the 2022 annual meeting of stockholders shall be deemed to have been held on June 15. In no event shall the Public Disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period). If the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no Public Disclosure by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least ten (10) days prior to the last day a stockholder may deliver a notice in accordance with the preceding provisions of this paragraph, then a stockholder’s notice shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the secretary not later than the tenth calendar day following the day on which such Public Disclosure first made by the Corporation. To be considered timely, any notices or other information required to be delivered or submitted pursuant to this Article II must be received by the Corporation before the close of business of the designated day at the principal executive offices of the Corporation.
(c) Stockholder Nominations. For the nomination of any person or persons for election to the Board of Directors, a Proposing Stockholder’s notice to the secretary of the Corporation shall set forth (i) the name, age, business address and residence address of each nominee proposed in such notice (and shall not include a greater number of nominees than the number of directors to be elected at the meeting), (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of capital stock of the Corporation that are owned of record and beneficially by each such nominee (if any), (iv) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed under Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, (v) the consent of the nominee to being named in the Corporation’s proxy materials and form of proxy as a nominee, and a representation by such nominee that he or she will serve a full term if elected, (vi) all completed and signed questionnaires provided by the Corporation (which will be provided by the Corporation within 10 days following a request therefor by a stockholder seeking to nominate nominees), and (vii) as to the Proposing Stockholder: (A) the name and address of the Proposing Stockholder as they appear on the Corporation’s books and of the beneficial owner, if any, on whose behalf the nomination is being made, (B) the class and number of shares of the Corporation that are owned by the Proposing Stockholder (beneficially and of record) and owned by the beneficial owner, if any, on whose behalf the nomination is being made, as of the date of the Proposing Stockholder’s notice, and a representation that the Proposing Stockholder will notify the Corporation in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first Publicly Disclosed, (C) a description of any agreement, arrangement or understanding with respect to such nomination between or among the Proposing Stockholder, the beneficial owner, if any on whose behalf the nomination is being made and any of their Affiliates or Associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the Proposing Stockholder will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first Publicly Disclosed, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Proposing Stockholder’s notice by, or on behalf of, the Proposing Stockholder, the beneficial owner, if any, on whose behalf the nomination is being made or any of their Affiliates or Associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proposing Stockholder, the beneficial owner, if any, on whose behalf the nomination is being made, or any of their Affiliates or Associates with respect to shares of stock of the Corporation, and a representation that the Proposing Stockholder will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first Publicly Disclosed, (E) a representation that the Proposing Stockholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, and (F) a representation whether or not the Proposing Stockholder, or the beneficial owner, if any, on whose behalf the nomination is being made, will, or will be part of a group that will (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to adopt the proposal or, in the case of a nominee, at least 50% of the voting power of the Corporation’s outstanding capital stock; (ii) solicit proxies or votes from stockholders pursuant to Rule 14a-19 under the Exchange Act; and/or (iii) otherwise solicit proxies with respect to one or more nominees or business proposals (in each case, specifically identifying each participant in the solicitation and the means by which the participants intend to solicit proxies or votes). The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the qualifications and independence, or lack thereof, of such nominee.
(d) Other Stockholder Proposals. For all business other than director nominations, a Proposing Stockholder’s notice to the secretary of the Corporation shall set forth as to each matter the Proposing Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) any other information relating to such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder and (iii) the information required by Section 2.03(c)(vii) above.
(e) Proxy Rules. Nothing in this Section 2.03 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act (including Rule 14a-8 of the Exchange Act).
(f) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as has properly been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (x) by or at the direction of the Board of Directors or any authorized committee thereof (or stockholders pursuant to Section 2.04 hereof) or (y) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.03 is delivered to the secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who delivers notice to the secretary at the principal executive offices of the Corporation not earlier than one hundred twenty (120) days prior to the special meeting and not later than the later of the 90th day prior to the date of the special meeting and the tenth (10th) day following the date of Public Disclosure of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. Such notice of a stockholder shall include the same information, representations, certifications and agreements that would be required if the stockholder were to make a nomination in connection with an annual meeting of stockholders pursuant to Section 2.03(c) and such stockholder shall be obligated to provide the same supplemental or additional information in connection with a special meeting of stockholders as required pursuant to Section 2.03(c) in connection with an annual meeting of stockholders. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period).

(g) Effect of Noncompliance. No nominations shall be made or business shall be conducted at any stockholder meeting except in accordance with the procedures set forth in this Article II. A stockholder shall also comply with all applicable requirements of the Exchange Act (including Rule 14a-19, if applicable) with respect to the matters set forth in this Article II. Without limiting any remedy available to the Corporation, a stockholder may not present nominations for director or business at a meeting of stockholders (and any such nominee shall be disqualified from standing for election or re-election), notwithstanding that proxies in respect of such vote may have been received by the Corporation, if such stockholder, any beneficial owner (as applicable) or any nominee for director (as applicable) acted contrary to any representation, certification or agreement required by this Article II, otherwise failed to comply with this Article II (or with any law, rule or regulation identified in this Article II) or provided false or misleading information to the Corporation. If the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations (whether pursuant to the requirements of these Bylaws or in accordance with Rule 14a-8 under the Exchange Act) shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been received by the Corporation. The chairman of the meeting shall, in addition to making any other determination that may be appropriate for the conduct of the meeting, have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.
Section 2.04 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called only pursuant to a resolution approved by the Board of Directors or by the secretary of the Corporation at the request of the person who own or beneficially own shares entitled to cast not less than twenty percent (20%) of the votes at the meeting, and such meeting shall be held at such place, if any, on such date, and at such time as the Board of Directors shall fix. Such request shall be in writing, specifying the business proposed to be transacted and including the same information, representations, certifications and agreements that would be required if the stockholder were to propose such business in connection with an annual meeting of stockholders pursuant to Section 2.03, and shall be delivered personally or sent by certified or registered mail, return receipt requested, to the secretary of the Corporation. Such stockholder shall be obligated to provide the same supplemental or additional information in connection with such special meeting as required pursuant to Section 2.03 in connection with an annual meeting of stockholders. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the secretary shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 2.07 of these Bylaws. The only business that may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting. Nothing contained in this Section 2.04 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 2.05 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned, either by the stockholders or by the chairman of the meeting, from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business that may have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the meeting as of the record date for notice of such adjourned meeting.
Section 2.06 Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before such meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Except as otherwise provided herein or permitted by applicable law, notice to stockholders shall be in writing and delivered personally or mailed to the stockholders at their addresses appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who, either before or after the meeting, submits a waiver of notice or attends such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.
Section 2.07 List of Stockholders. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, at the principal place of business of the Corporation, or on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.08 Quorum. Unless otherwise required by law, the Certificate of Incorporation of the Corporation (as it may be amended from time to time, and together with any certificate of designations relating to any series of preferred stock in effect from time to time, the “Certificate of Incorporation”) or these bylaws, at each meeting of the stockholders, the holders of a majority of the voting power of all of the shares of the stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum; provided, that where a separate vote by a class or series or classes or series of stock is required, the presence in person or by proxy of stockholders holding a majority of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote thereon shall constitute a quorum entitled to take action with respect to such matter. If a quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, and the chairman of the meeting, shall each have the power to adjourn the meeting from time to time, in the manner provided in Section 2.05, until a quorum is present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that may have been transacted at the meeting originally called.
Section 2.09 Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it deems appropriate. At every meeting of stockholders, if the Board of Directors has not appointed a chairman for the meeting, the chief executive officer or in his or her absence or inability to act, the secretary or, in his or her absence or inability to act, the person whom the chief executive officer appoints, shall act as chairman of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting appoints secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting determines; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.
Section 2.10 Voting; Proxies. Unless otherwise required by the Certificate of Incorporation, a nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that in a contested election, director elections shall be determined by a plurality of the votes cast. Unless otherwise required by law, the Certificate of Incorporation or the rules of any stock exchange on which the Corporation’s securities are listed, all other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by a majority of the votes cast affirmatively or negatively. For purposes of this Section 2.10, a contested election means any meeting of stockholders for which a Proposing Stockholder has submitted a valid notice to nominate a candidate for election at such meeting in accordance with these Bylaws which has not been withdrawn on or before the tenth day before notice of the meeting of stockholders is first given. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.
Section 2.11 Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any postponement or adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be determined by the person presiding at the meeting and shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder determines otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.
Section 2.12 Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action to be so taken are signed by all of the holders of outstanding stock entitled to vote with respect to the subject matter thereof and delivered to the Corporation in accordance with the Delaware General Corporation Law.

Section 2.13 Fixing the Record Date.
(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment or postponement thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment or postponement of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned or postponed meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned or postponed meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote herewith at the adjourned or postponed meeting.
(b) In order that the Corporation may determine the stockholders entitled to express consent to corporate action without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to express consent to corporate action without a meeting: (i) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with the Delaware General Corporation Law and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.
(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III
BOARD OF DIRECTORS
Section 3.01 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.
Section 3.02 Number; Term of Office. The Board of Directors shall consist of no less than one or more than fifteen members, the number thereof to be determined from time to time by resolution of the Board of Directors. Each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification or removal. The Board of Directors, in its discretion, may elect a chairman (who must be a director) and one or more vice chairmen (who must be directors).
Section 3.03 Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum. A director so elected shall hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal. If the votes cast opposing the election of an incumbent director nominee in an uncontested election of a director exceed the votes cast favoring such election at a meeting of the Corporation’s stockholders, the majority of the disinterested independent members of the Board of Directors may (a) request such director nominee to immediately tender his or her resignation as a director of the Corporation, (b) reduce the size of the Board of Directors upon the occurrence of the resulting vacancy and (c) take any other action regarding the resulting vacancy as such independent directors deem necessary or appropriate.
Section 3.04 Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified.
Section 3.05 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places, if any, as may be determined from time to time by the Board of Directors or its chairman.
Section 3.06 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places, if any, as may be determined by the chairman or the chief executive officer on at least 24 hours notice to each director given by one of the means specified in Section 3.09 hereof other than by mail or on at least three days notice if given by mail. Special meetings shall be called by the chairman or the chief executive officer in like manner and on like notice on the written request of any two or more directors.
Section 3.07 Meetings by Means of Remote Communication. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.07 shall constitute presence in person at such meeting.
Section 3.08 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours notice of any adjourned or postponed meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment or postponement, if such notice shall be given by one of the means specified in Section 3.09 hereof other than by mail, or at least three days notice if by mail. Any business may be transacted at an adjourned meeting that could have been transacted at the meeting as originally called.
Section 3.09 Notices. Subject to Section 3.06 and Section 3.10 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director’s address as it appears on the records of the Corporation, email or by other means of electronic transmission.
Section 3.10 Waiver of Notice. Whenever the giving of any notice to directors is required by applicable law, the Certificate of Incorporation or these bylaws, a waiver thereof, given by the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.
Section 3.11 Organization. At each meeting of the Board of Directors, the chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The secretary or a person designated by secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.
Section 3.12 Quorum of Directors. The presence of a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships) shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.
Section 3.13 Action by Majority Vote. Except as otherwise expressly required by these bylaws, the Certificate of Incorporation or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.14 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission. Following such action, the writings or electronic transmissions shall be filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.
Section 3.15 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. If a member of a committee is absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may, by a unanimous vote, appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.
ARTICLE IV
OFFICERS
Section 4.01 Positions and Election. The officers of the Corporation shall be elected by the Board of Directors and shall include a chief executive officer and a secretary. The Board of Directors, in its discretion, may also elect a one or more vice presidents, a treasurer, assistant treasurers, assistant secretaries and other officers. Any individual may be elected to, and may hold, more than one office of the Corporation and any office may be left vacant at the discretion of the Board of Directors.
Section 4.02 Term. Each officer of the Corporation shall hold office until such officer’s successor is elected and qualifies or until such officer’s earlier death, resignation or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer does not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the chief executive officer or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it becomes effective is not specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation is not necessary to make it effective. If any vacancy occurs among the officers, the Board of Directors shall, if required by law, or may appoint a person to fill the position for the unexpired portion of the term.
Section 4.03 The Chief Executive Officer. The chief executive officer shall have general supervision over the business of the Corporation and other duties incident to the office of chief executive officer, and any other duties as may be from time to time assigned to the chief executive officer by the Board of Directors and subject to the control of the Board of Directors in each case. Unless otherwise directed by the Board of Directors, the chief executive officer or any officer of the Corporation authorized by the chief executive officer , shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of security holders of any other entity in which the Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other entity.
Section 4.04 Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the chairman of the Board of Directors or the chief executive officer .
Section 4.05 The Secretary. The secretary, or a person appointed by the secretary, chief executive officer or Board of Directors, shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the chief executive officer. The secretary shall keep in safe custody the seal of the Corporation and shall see that it is affixed to all documents, the execution of which, on behalf of the Corporation, under its seal, is necessary or proper, and when so affixed may attest the same.
Section 4.06 The Treasurer. The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall cause to be kept full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the chief executive officer and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her or her transactions as treasurer and of the financial condition of the Corporation.
Section 4.07 Duties of Officers May be Delegated. In the case of the absence of any officer, or for any other reason that the Board of Directors may deem sufficient, the chief executive officer or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer, director or person.

ARTICLE V
STOCK CERTIFICATES AND THEIR TRANSFER
Section 5.01 Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates unless the Board of Directors provides by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by any two authorized officers of the Corporation, including the chief executive officer and secretary. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.
Section 5.02 Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named as the holder thereof on the stock records of the Corporation, by such person’s attorney lawfully constituted in writing, and in the case of shares represented by a certificate upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares may be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it has been entered in the stock records of the Corporation by an entry showing from and to whom such stock was transferred. To the extent designated by the chief executive officer or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.
Section 5.03 Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.
Section 5.04 Lost, Stolen or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner’s legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VI
GENERAL PROVISIONS
Section 6.01 Seal. The seal of the Corporation shall be in such form as is approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.
Section 6.02 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.
Section 6.03 Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.
Section 6.04 Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of stock of the Corporation, unless otherwise provided by applicable law or the Certificate of Incorporation.
Section 6.05 Conflict with Applicable Law or Certificate of Incorporation. These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.
ARTICLE VII
INDEMNIFICATION
Section 7.01 Power to Indemnify in Actions, Suits or Proceedings Other Than Those by or in the Right of the Corporation. Subject to Section 7.03, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.
Section 7.02 Power to Indemnify in Actions, Suit or Proceedings By or in the Right of the Corporation. Subject to Section 7.03, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 7.03 Authorization of Indemnification. Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 7.01 or Section 7.02, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.
Section 7.04 Good Faith Defined. For purposes of any determination under Section 7.03, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 7.04 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 7.01 or Section 7.02, as the case may be.
Section 7.05 Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 7.03, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification (following the final disposition of such action, suit or proceeding) to the extent otherwise permissible under Section 7.01 or Section 7.02 or for advancement of expenses to the extent otherwise permissible under Section 7.06. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 7.01 or Section 7.02, as the case may be. Neither a contrary determination in the specific case under Section 7.03 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification or advancement of expenses pursuant to this Section 7.05 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification or advancement of expenses shall also be entitled to be paid the expense of prosecuting such application to the fullest extent permitted by applicable law.
Section 7.06 Expenses Payable in Advance. Expenses (including attorneys’ fees) incurred by a present or former director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall, to the fullest extent not prohibited by applicable law, be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VII. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.
Section 7.07 Nonexclusively of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 7.01 and Section 7.02 shall be made to the fullest extent permitted by law. The provisions of this Article VII shall not be deemed to preclude the indemnification of any person who is not specified in Section 7.01 or Section 7.02 but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

Section 7.08 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VII.
Section 7.09 Certain Definitions. For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article VII shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article VII, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director or officer of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VII. The term “‘officer’ of the Corporation” as used in this Article VII means an officer as defined by Section 102(b)(7) of the Delaware General Corporation Law or a person who is appointed as an officer by the Board of Directors.
Section 7.10 Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.
Section 7.11 Limitation on Indemnification. Notwithstanding anything contained in this Article VII to the contrary, except for proceedings to enforce rights to indemnification and to advancement of expenses (which shall be governed by Section 7.05), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof)

initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors.
Section 7.12 Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VII to directors and officers of the Corporation.
Section 7.13 Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any director or officer who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall be reduced by any amount such director of officer may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust or other enterprise.
Section 7.14 Amendment or Repeal. Any right to indemnification or to advancement of expenses of any director or officer arising hereunder shall not be eliminated or impaired by an amendment to or repeal of these by-laws after the occurrence of the act or omission that is the subject of the action, suit or proceeding for which indemnification or advancement of expenses is sought.
ARTICLE VIII
AMENDMENTS
These bylaws may be amended, altered, changed, adopted and repealed or new bylaws adopted by the Board of Directors. The stockholders may make additional bylaws and may alter and repeal any bylaws whether such bylaws were originally adopted by them or otherwise only to the extent required or permitted by the Certificate of Incorporation.

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